UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March , 2018

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            Form 40-F  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ◻          No 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ◻          No 

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date March 16, 2018

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By:      /s/ Harry M. Zen

----------------------------------------------------

(Signature)

Harry M. Zen

Director of Finance

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk and its subsidiaries

Consolidated financial statements as of December 31, 2017 and for the year then ended with independent auditor’s report

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated FinancialStatements

as of December31, 2017  and for the year ended

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf ofthe Board ofDirectors,  weundersigned:

1.	Name	:	Alex J. Sinaga
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Anggrek Nelimurni B-70 No. 38Kelurahan Kemanggisan Kecamatan Palmerah, Jakarta Barat
	Phone	:	(022) 452 7101
	Position	:	President Director
:
2.	Name	:	Harry M. Zen
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Zeni AD VI No. 4 Kelurahan Rawajati Kecamatan Pancoran, Jakarta Selatan
	Phone	:	(022) 452 7201/ 021 520 9824
	Position	:	Director of Finance

We hereby state as follows:

1.We are responsible for the preparation and presentation of the consolidated financial statement of PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries;

2.The Company and its subsidiaries’ consolidated financial statement have been prepared and presented in accordance with Indonesianfinancialaccountingstandards;

3.All information has been fully and correctly disclosed in the Company and its subsidiaries’consolidated financial statement;

4.The Company and its subsidiaries’ consolidated financial statement do not contain false material information or facts, nor do they omit any material information or facts;

5.We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, March 12, 2018

Alex J. Sinaga President Director	Harry M. Zen Director of Finance

Independent Auditor’s Report

Report No. RPC-5841/PSS/2018

The Shareholders, the Boards of Commissioners and Directors of

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We have audited the accompanying consolidated financial statements of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2017, and the consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of such consolidated financial statements in accordance with Indonesian Financial Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on such consolidated financial statements based on our audit. We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether such consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditors’ Report (continued)

Report No. RPC-5841/PSS/2018 (continued)

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries as of December 31, 2017, and their consolidated financial performance and cash flows for the year then ended, in accordance with Indonesian Financial Accounting Standards.

Purwantono, Sungkoro & Surja

David Sungkoro, CPA

Public Accountant Registration No. AP.0691

March 12, 2018

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND FOR THE YEAR THEN ENDED

WITH INDEPENDENT AUDITOR’S REPORT

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	2017	2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,2u,3,31,37	25,145	29,767
Other current financial assets	2c,2e,2u,4,31,37	2,173	1,471
Trade receivables - net of provision for impairment of receivables	2g,2u,2ab,5,37
Related parties	2c,31	1,545	894
Third parties		7,677	6,469
Other receivables - net of provision for impairment of receivables	2g,2u,37	342	537
Inventories - net of provision for obsolescence	2h,6	631	584
Assets held for sale	2j,9	10	3
Prepaid taxes	2t,26	1,947	2,138
Claim for tax refund	2t,26	908	592
Other current assets	2c,2i,2m,7,31	7,183	5,246
Total Current Assets		47,561	47,701
NON-CURRENT ASSETS
Long-term investments	2f,2u,8	2,148	1,847
Property and equipment - net of accumulated depreciation	2l,2m,2aa,9,34	130,171	114,498
Prepaid pension benefit cost	2s,29	-	199
Intangible assets - net of accumulated amortization	2d,2k,2n,2aa,11	3,530	3,089
Deferred tax assets - net	2t,26	2,804	769
Other non-current assets	2c,2g,2i,2n,2u,10,26,31,37	12,270	11,508
Total Non-current Assets		150,923	131,910
TOTAL ASSETS		198,484	179,611
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	2o,2u,12,37
Related parties	2c,31	896	1,547
Third parties		14,678	11,971
Other payables	2u,37	217	172
Taxes payable	2t,26	2,790	2,954
Accrued expenses	2c,2u,13,31,37	12,630	11,283
Unearned income	2r,14	5,427	5,563
Advances from customers and suppliers	2c,31	1,240	840
Short-term bank loans	2c,2p,2u,15a,31,37	2,289	911
Current maturities of long-term borrowings	2c,2m,2p,2u,15b,31,37	5,209	4,521
Total Current Liabilities		45,376	39,762
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	2t,26	933	745
Unearned income	2r,14	524	425
Long service award provisions	2s,30	758	613
Pension benefits and other post-employment benefits obligations	2s,29	10,195	6,126
Long-term borrowings-net of current maturities	2c,2m,2p,2u,16,31,37	27,974	26,367
Other liabilities	2u,2o	594	29
Total Non-current Liabilities		40,978	34,305
TOTAL LIABILITIES		86,354	74,067
EQUITY
Capital stock	1c,18	5,040	5,040
Additional paid-in capital	2v,19	4,931	4,931
Treasury stock	2v,20	(2,541)	(2,541)
Other equity	2f,2u,21	387	339
Retained earnings
Appropriated	28	15,337	15,337
Unappropriated		69,559	61,278
Net equity attributable to:
Owners of the Parent Company		92,713	84,384
Non-controlling interests	2b,17	19,417	21,160
TOTAL EQUITY		112,130	105,544
TOTAL LIABILITIES AND EQUITY		198,484	179,611

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the Year Ended December 31, 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	2017	2016
REVENUES	2c,2r,22,31	128,256	116,333
Operation, maintenance and telecommunication service expenses	2c,2r,24,31	(36,603)	(31,263)
Depreciation and amortization expenses	2k,2l,2m,9,11	(20,446)	(18,532)
Personnel expenses	2c,2r,2s,23,31	(13,529)	(13,612)
Interconnection expenses	2c,2r,31	(2,987)	(3,218)
General and administrative expenses	2c,2r,25,31	(5,260)	(4,610)
Marketing expenses	2c,2r,31	(5,268)	(4,132)
Gain/ (loss) on foreign exchange - net	2q	51	(52)
Other income	2l,2r,9c	1,039	750
Other expenses	2r,9c	(1,320)	(2,469)
OPERATING PROFIT		43,933	39,195
Finance income	2c,31	1,434	1,716
Finance costs	2c,2p,2r,31	(2,769)	(2,810)
Share of profit of associated companies	2f,8	61	88
PROFIT BEFORE INCOME TAX		42,659	38,189
INCOME TAX (EXPENSE) BENEFIT	2t,26
Current		(11,357)	(10,738)
Deferred		1,399	1,721
		(9,958)	(9,017)
PROFIT FOR THE YEAR		32,701	29,172
OTHER COMPREHENSIVE INCOME
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	2f,2q,21	24	(40)
Change in fair value of available-for-sale financial assets	2u,21	20	0
Share of other comprehensive income of associated companies	2f,8	(1)	(1)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Defined benefit plan actuarial (loss) gain - net of tax	2s,29	(2,375)	(2,058)
Other comprehensive income - net		(2,332)	(2,099)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		30,369	27,073
Profit for the year attributable to:
Owners of the parent company		22,145	19,352
Non-controlling interests	2b,17	10,556	9,820
		32,701	29,172
Total comprehensive income for the year attributable to:
Owners of the parent company		19,952	17,331
Non-controlling interests	2b	10,417	9,742
		30,369	27,073
BASIC AND DILUTED EARNINGS PER SHARE
(in full amount)	2x,27
Net income per share		223.55	196.19
Net income per ADS (100 Series B shares per ADS)		22,354.64	19,619.11

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Year Ended December 31, 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
						Retained earnings
Descriptions	Notes	Capital stock	Additional paid-in capital	Treasury stock	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2017		5,040	4,931	(2,541)	339	15,337	61,278	84,384	21,160	105,544
Capital contribution		-	-	-	-	-	-	-	50	50
Acquisition of business	2d	-	-	-	4	-	-	4		4
Acquisition of non-controlling interest		-	-	-	-	-	-	-	145	145
Cash dividends	2w,28	-	-	-	-	-	(11,627)	(11,627)	(12,355)	(23,982)
Profit for the year	2b,17	-	-	-	-	-	22,145	22,145	10,556	32,701
Other comprehensive income	2f,2q,2s,2u,17	-	-	-	44	-	(2,237)	(2,193)	(139)	(2,332)
Balance, December 31, 2017		5,040	4,931	(2,541)	387	15,337	69,559	92,713	19,417	112,130

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For the Year Ended December 31, 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
						Retained earnings
Descriptions	Notes	Capital stock	Additional paid-in capital	Treasury stock	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2016		5,040	2,935	(3,804)	508	15,337	55,120	75,136	18,292	93,428
Capital contribution		-	-	-	-	-	-	-	183	183
Acquisition of business	2d	-	-	-	-	-	-	-	10	10
Acquisition of non-controlling interest	1d	-	-	-	(129)	-	-	(129)	(9)	(138)
Cash dividends	2w,28	-	-	-	-	-	(11,213)	(11,213)	(7,058)	(18,271)
Sale of treasury stock	20	-	1,996	1,263	-	-	-	3,259	-	3,259
Profit for the year	2b,17	-	-	-	-	-	19,352	19,352	9,820	29,172
Other comprehensive income	2f,2q,2s,2u,17	-	-	-	(40)	-	(1,981)	(2,021)	(78)	(2,099)
Balance, December 31, 2016		5,040	4,931	(2,541)	339	15,337	61,278	84,384	21,160	105,544

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW

For the Year Ended December  31, 2017

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from:
Customers		117,719	113,288
Other operators		7,392	2,828
Total cash receipts from customers and other operators		125,111	116,116
Interest income received		1,431	1,736
Cash payments for expenses		(49,604)	(42,433)
Cash payments to employees		(11,739)	(11,207)
Payments for corporate and final income taxes		(11,846)	(11,304)
Payments for interest costs		(3,133)	(3,455)
Payments for value added taxes - net		(1,942)	(2,696)
Receipts for tax refund		585	-
Other cash receipts (payments) - net		542	474
Net cash provided by operating activities		49,405	47,231
CASH FLOWS FROM INVESTING ACTIVITIES
Redemption (placement in) of time deposits and available-for-sale financial assets		-	2,159
Proceeds from sale of property and equipment	9	1,367	765
Proceeds from insurance claims	9	155	60
Dividends received from associated company	8	28	23
Purchase of property and equipment	9,39	(32,294)	(26,787)
Purchase of advances for purchases of property and equipment		(490)	(1,338)
Purchase of intangible assets	11,39	(508)	(1,098)
Placement in time deposits and available-for-sale financial assets		(676)	(983)
Acquisition of non-controlling interest in subsidiaries	1d	-	(138)
Business acquisition - net of acquired cash	1d	(243)	(137)
Additional contribution on long-term investments	8	(269)	(43)
Purchase of other assets		(77)	(40)
Net cash used in investing activities		(33,007)	(27,557)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans and other borrowings	15,16	12,169	7,479
Proceeds from sale of treasury stock	20	-	3,259
Capital contribution of non-controlling interests in subsidiaries		50	183
Cash dividends paid to the Company’s stockholders	28	(11,627)	(11,213)
Repayments of bank loans and other borrowings	15,16	(9,289)	(10,555)
Cash dividends paid to non-controlling interests of subsidiaries		(12,355)	(7,058)
Net cash used in financing activities		(21,052)	(17,905)
NET INCREASE IN CASH AND CASH EQUIVALENTS		(4,654)	1,769
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		32	(119)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3	29,767	28,117
CASH AND CASH EQUIVALENTS AT END OF YEAR	3	25,145	29,767

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1. GENERAL

a.   Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies. Decree No. 7 was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Notes 1c and 18).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. Its deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association has been amended several times, the latest amendments of which were about, among others, in compliance with the Financial Services Authority Regulations and the Ministry of State-Owned Enterprises Regulations and Circular Letters, addition of main and supporting business activities of the Company, addition of special right of Series A Dwiwarna stockholder, revision regarding the change in authority limitation of the Board of Directors which requires approval from the Board of Commissioners in performing such managing activities of the Company as well as improvement in the editorial and systematic of Articles of Association related to the addition of Articles of Association substance based on notarial deed No. 16 dated May 16, 2017 ofAshoya Ratam, S.H., MKn.  The latest amendments were accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its Letter No. AHU-AH.01.03-0146625 dated  June 15, 2017 and MoLHR decision’sNo. AHU-0013024.AH.01.02 dated June 15, 2017.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources in accordance with prevailing regulations. In regard to achieving its objectives, the Company is involved in the following activities:

a.	Main business:

i.Planning, building, providing, developing, operating, marketing or selling or leasing, and maintaining telecommunications and information networks in a broad sense in accordance with prevailing regulations.

ii.Planning, developing, providing, marketing/selling, and improving telecommunications and information services in a broad sense in accordance with prevailing regulations.

iii.Investing including equity capital in other companies in line with achieving the purposes and objectives of the Company.

b.	Supporting business:

i.Providing payment transactions and money transferring services through telecommunications and information networks.

ii.Performing activities and other undertakings in connection with the optimization of the Company's resources, which among others, include the utilization of the Company's property and equipment and moving assets, information systems, education and training, repairs and maintenance facilities.

iii.Collaborating with other parties in order to optimize the information, communication or technology resources owned by other parties as service provider in information, communication and technology industry as to achieve the purposes and objectives of the Company.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1. GENERAL  (continued)

a.   Establishment and general information (continued)

The Company was granted several networks and/or services licenses by the Government which are valid for an unlimited period of time as long as the Company complies with prevailing laws and fulfills the obligation stated in those licenses. For every license issued by the Ministry of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every 5 (five) years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise information such as network development progress, service quality standard achievement, numbers of customers, license payment and universal service contribution, while for internet telephone services for public purpose, Internet Interconnection Service, and Internet Access Service, there is additional information required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License of electronic money issuer	Bank Indonesia License No. 11/432/DASP	Electronic money	July 3, 2009
License of money remittance	Bank Indonesia License No. 11/23/bd/8	Money remittance service	August 5, 2009
License to operate network access point	331/KEP/DJPPI/ KOMINFO/09/2013	Network access point	September 24, 2013
License to operate internet telephone services for public purpose	127/KEP/DJPPI/ KOMINFO/3/2016	Internet telephone services for public purpose	March 30, 2016
License to operate fixed domestic long distance network	839/KEP/ M.KOMINFO/05/2016	Fixed domestic long distance and basic telephone services network	May 16, 2016
License to operate fixed closed network	844/KEP/ M.KOMINFO/05/2016	Fixed closed network	May 16, 2016
License to operate fixed international network	846/KEP/ M.KOMINFO/05/2016	Fixed international and basic telephone services network	May 16, 2016
License to operate circuit switched based local fixed line network	948/KEP/ M.KOMINFO/05/2016	Circuit switched based local fixed line network	May 31, 2016
License to operate data communication system services	191/KEP/DJPPI/ KOMINFO/10/2016	Data communication system services	October 31, 2016
License to operate internet service provider	2176/KEP/ M.KOMINFO/12/2016	Internet service provider	December 30, 2016
License to operate content service provider	1040/KEP/ M.KOMINFO/16/2017	Content service provider	May 16, 2017

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1. GENERAL  (continued)

b. Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary and Employees

1.    Board of Commissioners and Directors

Based on resolutions made at the Annual General Meeting (“AGM”) of Stockholders of the Company as covered by notarial deed No. 28 of Ashoya Ratam.,  S.H., Mkn., datedApril 21, 2017 and notarial deed No. 50 of Ashoya Ratam., S.H., Mkn., dated April 22, 2016,  the composition of the Company’s Boards of Commissioners and Directors as ofDecember 31, 2017 and 2016, respectively, was as follows:

	2017	2016
President Commissioner	Hendri Saparini	Hendri Saparini
Commissioner	Rinaldi Firmansyah	Dolfie Othniel Fredric Palit
Commissioner	Hadiyanto	Hadiyanto
Commissioner*	-	Pontas Tambunan
Independent Commissioner	Margiyono Darsasumarja	Rinaldi Firmansyah
Independent Commissioner	Dolfie Othniel Fredric Palit	Margiyono Darsasumarja
Independent Commissioner	Pamiyati Pamela Johanna	Pamiyati Pamela Johanna
Independent Commissioner	Cahyana Ahmadjayadi	-
President Director	Alex Janangkih Sinaga	Alex Janangkih Sinaga
Director of Finance	Harry Mozarta Zen	Harry Mozarta Zen
Director of Digital and Strategic Portfolio	David Bangun	Indra Utoyo
Director of Enterprise and Business Service	Dian Rachmawan	-
Director of Wholesale and International Services	Abdus Somad Arief	Honesti Basyir
Director of Human Capital Management	Herdy Rosadi Harman	Herdy Rosadi Harman
Director of Network, Information Technology and Solution	Zulhelfi Abidin	Abdus Somad Arief
Director of Consumer Service	Mas’ud Khamid	Dian Rachmawan

*   Based on the Board of Directors’ decision dated April 21, 2017, Devy Wildasari Suradji as Commissioner was appointed to replaces Pontas Tambunan. On December 22, 2017, Devy Wildasari Suradji was appointed as Marketing Director of PT Angkasa Pura I based on SK-289/MBU/12/2017 hence her position as Commissioner of the Company was ended by law.

2.	Audit Committee and Corporate Secretary

The composition of the Company’s Audit Committee and the Corporate Secretary as of December 31, 2017 and 2016, were as follows:

	2017*	2016
Chairman	Margiyono Darsasumarja	Rinaldi Firmansyah
Secretary	Tjatur Purwadi	Tjatur Purwadi
Member	Rinaldi Firmansyah	Margiyono Darsasumarja
Member	Dolfie Othniel Fredric Palit	Dolfie Othniel Fredric Palit
Member	Sarimin Mietra Sardi	Sarimin Mietra Sardi
Member	Cahyana Ahmadjayadi	Pontas Tambunan
Corporate Secretary	Andi Setiawan	Andi Setiawan

*The changes of Audit Committee are based on Board of Commissioner’s Regulation No.05/KEP/DK/2017 dated April 28, 2017

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1. GENERAL  (continued)

b.  Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary and Employees (continued)

3. Employees

As of December 31, 2017 and 2016, the Company and subsidiaries (“Group”) had 24,065 employees and 23,876 employees (unaudited), respectively.

c.  Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders ofthe Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which was made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date.Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which are covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the Extraodinary General Meeting (“EGM”) held on December 21, 2005 and the AGMs held on June 29, 2007, June 20, 2008 and May 19, 2011, the Company’s stockholders approved phase I, II, III and IV plan, respectively, of the Company’s program to repurchase its issued Series B shares (Note 20).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1. GENERAL  (continued)

c.   Public offering of securities of the Company (continued)

During the period December 21, 2005 to June 20, 2007, the Company had bought back211,290,500 shares from the public (stock repurchase program phase I).  On July 30, 2013, the Company has sold all such shares (Note 20).

At the AGM held on April 19, 2013 as covered by notarial deed No. 38 dated April 19, 2013 of Ashoya Ratam, S.H., MKn., the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III (Note 20).

At the AGM held on April 19, 2013, the minutes of which were covered by notarial deed No. 38 of Ashoya Ratam, S.H., MKn., the stockholders approved the Company’s 5-for-1 stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per sharewas split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value of Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares. The issued capital stock increase from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares. Effective from October 26, 2016, the Company change the ratio of Depositary Receipt from 1 ADS representing 200 series B shares to become 1 ADS representing 100 series B shares (Note 18). Profit per ADS information have been retrospectively adjusted to reflect the changes in the ratio of ADS.

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”)and delisted from the LSE, respectively.

As of December 31, 2017, all of the Company’s Series B shares are listed on the IDX and 60,783,743 ADS shares are listed on the NYSE (Note 18).

On June 25,  2010 the Company issued the second rupiah bonds with a nominal amount ofRp1,005 billion for Series A, a five-year period and Rp1,995 billion for Series B, a ten-year period, respectively, are listed on the IDX (Note 16b.i).

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with a nominal amount Rp2,200 billion for Series A, a seven-year period, Rp2,100 billion for Series B, a ten-year period, Rp1,200 billion for Series C, a fifteen-year period and Rp1,500 billion for Series D, a thirty-year period, respectively which are listed on the IDX (Note 16b.i).

On December 21, 2015, the Company sold the remaining shares of treasury shares phase III (Note 20).

On June 29, 2016, the Company sold the treasury shares phase IV (Note 20).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1. GENERAL  (continued)

d.   Subsidiaries

As of December 31, 2017 and 2016, the Company has consolidated the following directly or indirectly owned subsidiaries (Notes 2b and 2d):

(i)   Direct subsidiaries:

Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			2017	2016	2017	2016
PT Telekomunikasi Selular (“Telkomsel”), Jakarta, Indonesia	Telecommunication - provides telecommunication facilities and mobile cellular services using Global Systems for Mobile Communication (“GSM”) technology/ May 26, 1995	1995	65	65	85,748	89,781
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication/ May 17, 2001	1995	100	100	13,606	10,689
PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Network telecommunication services and multimedia/ May 9, 2003	1998	100	100	13,275	10,020
PT Telekomunikasi Indonesia International (“TII”), Jakarta, Indonesia	Telecommunication/ July 31, 2003	1995	100	100	9,125	7,147
PT Telkom Akses (“Telkom Akses”), Jakarta, Indonesia	Construction, service and trade in the field of Telecommunication/ November 26, 2012	2013	100	100	5,716	5,098
PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer/ April 25, 2001	1982	99,99	99.99	5,641	4,333
PT PINS Indonesia (“PINS”), Jakarta, Indonesia	Telecommunication construction and services/ August 15, 2002	1995	100	100	3,473	3,146
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infratel”), Jakarta, Indonesia	Construction, service and trade in the field of telecommunication/ January 16, 2014	2014	100	100	1,871	1,015
PT Patra Telekomunikasi Indonesia (“Patrakom”), Jakarta,Indonesia	Telecomunication - provides satellite communication system, services and facilities/ September 28, 1995	1996	100	100	576	472
PT Metranet (“Metranet”), Jakarta, Indonesia	Multimedia portal service/ April 17, 2009	2009	100	100	524	370
PT Jalin Pembayaran Nusantara (“Jalin”), Jakarta, Indonesia	Payment services - principal, switching, clearing and settlement activities/ November 3, 2016	2016	100	100	225	15

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1. GENERAL  (continued)

d. Subsidiaries  (continued)

(i)   Direct subsidiaries (continued):

Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			2017	2016	2017	2016
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication - provides Network Access Point (NAP), Voice Over Data (VOD) and other related services/ December 29, 1998	1999; ceased operations on January 13, 2006	60	60	5	5

(ii)   Indirect subsidiaries:

Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			2017	2016	2017	2016
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service - system implementation and integration service, outsourcing and software license maintenance/ May 1,1987	1988	100	100	6,064	4,289
Telekomunikasi Indonesia International Pte. Ltd., Singapore	Telecommunication/ December 6, 2007	2008	100	100	3,048	2,566
PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service - provides telecommunication information services and other information services in the form of print and electronic media and call center services/ September 22,1999	1984	100	100	2,122	1,860
PT Telkom Landmark Tower (“TLT”), Jakarta, Indonesia	Service for property development and management/ February 1, 2012	2012	55	55	2,009	1,683
PT Metra Digital Media (“MD Media”), Jakarta, Indonesia	Directory information services/ January 22, 2013	2013	99,99	99.99	1,106	684
PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Information technology services/ October 31, 2005	2006	60	60	907	629
PT TS Global Network Sdn. Bhd (“TSGN”), Petaling Jaya, Malaysia	Satellite services/ December 14, 2017	1996	49	-	818	-
Telekomunikasi Indonesia International Ltd, Hong Kong	Telecommunication/ December 8, 2010	2010	100	100	710	441
PT Metra Digital Investama (“MDI”), Jakarta, Indonesia	Trading and/or providing service related to information and tehnology multimedia, entertainment and investment/ January 8, 2013	2013	99,99	99.99	658	331

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1. GENERAL  (continued)

d. Subsidiaries  (continued)

(ii)   Indirect subsidiaries (continued):

Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			2017	2016	2017	2016
Telekomunikasi Indonesia International (“TL”) S.A., Dili, Timor Leste	Telecommunication/ September 11, 2012	2012	100	100	639	755
PT Nusantara Sukses Investasi (“NSI”), Jakarta, Indonesia	Service and trading/ September 1, 2014	2014	99,99	99.99	303	227
PT Administrasi Medika (“Ad Medika”), Jakarta, Indonesia	Health insurance administration services/ February 25, 2010	2002	100	100	273	204
PT Melon (“Melon”) Jakarta, Indonesia	Digital content exchange hub services/ November 14, 2016	2010	100	100	231	178
PT Metraplasa (“Metraplasa”), Jakarta, Indonesia	Network & e-commerce services/ April 9, 2012	2012	60	60	203	325
PT Graha Yasa Selaras (”GYS”), Jakarta, Indonesia	Tourism service/ April 27, 2012	2012	51	51	178	174
Telekomunikasi Indonesia International Pty Ltd, (“Telkom Australia”), Sydney, Australia	Telecommunication/ January 9, 2013	2013	100	100	123	161
PT Nutech Integrasi (“Nutech”), Jakarta, Indonesia	System Integrator/ December 13, 2017	2001	60	-	60	-
Telekomunikasi Indonesia International (“Telkom USA”), Inc., Los Angeles, USA	Telecommunication/ December 11, 2013	2014	100	100	36	9
PT Satelit Multimedia Indonesia (“SMI”), Jakarta, Indonesia	Satellite services/ March 25, 2013	2013	99,99	99.99	18	18
PT Nusantara Sukses Sarana (“NSS”), Jakarta, Indonesia	Building and hotel management service and other services/ September 1, 2014	-	99,99	99.99	-	-
PT Nusantara Sukses Realti (”NSR”), Jakarta, Indonesia	Service and trading/ September 1, 2014	-	99,99	99.99	-	-
PT Metra TV (“Metra TV”), Jakarta, Indonesia	Subscription-broadcasting services/ January 8, 2013	2013	99,83	99.83	-	-

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1. GENERAL  (continued)

d. Subsidiaries  (continued)

(a)	Metra

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., No. 10, 11, 12, 13 and 14 dated May 25, 2016, Metra purchased 2,000 shares of Ad Medika from the non-controlling interest equivalent to 25% ownership amounting to Rp138 billion.

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., No. 10 and 11 dated December 13, 2017, Metra purchased 36,000 shares of PT Nutech Integrasi (“Nutech”)  (equivalent to 60% ownership) amounting to Rp24 billion. This is larger than the ownership portion of net book value amounting to Rp13 billion. As of December 31, 2017, the difference, amounting to Rp11 billion, is recorded as Goodwill (Note 11). As of the date of approval and authorization for the issuance of these consolidated financial statement, fair value measurement is still in completion process.

(b)	Telin

On December 14, 2017, Telin purchased TSGN equivalent to 49% ownership amounting to MYR66,150,000 (equivalent to Rp220 billion). TSGN is engaged in providing ICT (information and communication technologies) systems for satellite communication services, satellite bandwith services and VSAT services. Non-controlling interests of the acquiree are measured at fair value. Based on Sale and Subscription Agreement, Telin owns the control over TSGN through placing and replacing of 3 out of 5 key managements that controls the overall business of TSGN.

This acquisition will enhance synergy and utilization of assets and resources between companies in order to provide more innovative services to customers.

The fair values of the identifiable assets and liabilities acquired at acquisition date were:

Total
Assets
Cash and cash equivalents	21
Trade receivables	18
Other current assets	57
Fixed assets (Note 9)	711
Other non-current assets	14
Liabilities
Current liabilities	(422)
Non-current liabilities	(140)
Fair value of identifiable net assets acquired	259
Fair value of non controlling interest	(132)
Goodwill (Note 11)	93
Fair value of consideration transferred	220

Net assets recognized in the consolidated financial statements of December 31, 2017 are based on a provisional assessment of fair value of net assets. As of the issuance date of the consolidated financial statements, fair value measurement is still in completion process.

From the date of acquisition until December 31, 2017, the total income and profit before tax of TSGN included in the statements of profit or loss income and other comprehensive income amounted to Rp13.5 billion and Rp12.1 billion, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1. GENERAL  (continued)

d. Subsidiaries  (continued)

(c)	Metranet

On November 10, 2016, Metranet increased its share capital from Rp244 billion to Rp325 billion by issuing 18,800,000 new shares which were wholly-owned by the Company.

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., No. 08  and 09 dated November 14, 2016, Metranet purchased 4,900,000 shares of Melon (equivalent to 49% ownership) from SK Planet Co. and 300,000 shares of Melon (equivalent to 3% ownership) from Metra amounting to US$13,000,000 or Rp170.4 billion and Rp13.2 billion, respectively. As a result of this transaction, Metranet acquired 52% ownership in Melon and the remaining shares are held by Metra.

(d)	Jalin

On November 3, 2016, the Company established a wholly-owned subsidiary under the namePT Jalin Pembayaran Nusantara (“Jalin”) which was approved by the MoLHR through its Decision Letter No. AHU-0050800.AH.01.01 dated November 15, 2016. Jalin is engaged in organizing ICT (Information and Communication Technology) business focusing on non cash payment to support national payment gateway.

(e)   Sigma

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., No. 15 dated June 29, 2016, Sigma purchased 13,770 shares of PT Pojok Celebes Mandiri (“PCM”) (equivalent to 51% ownership) from Metra amounting to Rp7.8 billion.

e.Authorization for the issuance of the consolidated financial statements

The consolidated financial statements were prepared and approved for issuance by the Board of Directors on March 12, 2018.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries (collectively referred to as “the Group”) have been prepared in accordance with Financial Accounting Standards ("Standar Akuntansi Keuangan” or “SAK") including Indonesian Statement of Financial Accounting Standards ("Pernyataan Standar Akuntansi Keuangan" or “PSAK”) and interpretation of Financial Accounting Standards ("Interpretasi Standar Akuntansi Keuangan" or “ISAK”) in Indonesia published by the Financial Accounting Standards Board of Institute of Indonesian Chartered Accountants and RegulationNo. VIII.G.7 of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP-347/BL/2012.

a.Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are presented and rounded to billions of Indonesian rupiah (“Rp”), unless otherwise stated.

Accounting Standards Issued but not yet Effective

Effective January 1, 2018:

•	Amendments to PSAK 2: Statement of Cash Flows on Disclosure Initiative

These amendments require the entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

•	Amendments to PSAK 13: Transfer of Investment Property

These amendments clarify that an entity shall transfer a property to, or from, investment property when, and only when, there is a change in use. A change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. In isolation, a change in management’s intentions for the use of a property does not provide evidence of a change in use.

•	Amendments to PSAK 46: Income Taxes on Recognition of Deferred Tax Assets for Unrealised Losses

These amendments:

-

Add illustrative examples to clarify that the deductible temporary differences arise when the carrying amount of debt instruments measured at fair value and the fair value is less than the taxable base, regardless of whether the entity expects to recover the carrying amount of a debt instrument by sale or by use, for example by holding it and collecting contractual cash flows, or a combination of both.

-

Clarify that in order to assess whether taxable profits will be available against which it can utilise a deductible temporary difference, the assessment of that deductible temporary difference carried out in accordance with tax law.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a. Basis of preparation of financial statements (continued)

•	Amendments to PSAK 46: Income Taxes on Recognition of Deferred Tax Assets for Unrealised Losses

These amendments (continued):

-

Clarify that tax reduction from the reversal of deferred tax assets is excluded from the estimation of future taxable profit. The entity compares the deductible temporary differences with future taxable profit that excludes tax deductions resulting from the reversal of those deductible temporary differences to assess whether the entity has sufficient future taxable profit.

-

The estimate of probable future taxable profit may include the recovery of some of an entity’s assets for more than their carrying amount if there is sufficient evidence that it is probable that the entity will achieve this.

•	Amendments to PSAK 53: Classification and Measurement of Shared-based Payment Transactions

These amendments provide some additional accounting requirement for cash-settled share-based payment transactions regarding treatment of vesting and non-vesting conditions, share-based payment transactions with a net settlement feature for withholding tax obligations, and modification of a share-based payment transaction that changes its classification from cash-settled to equity-settled.

•	PSAK 15 (Adjustment 2017): Investment in Associates and Joint Ventures

The standard clarifies that upon initial recognition, an entity may choose to measure its investee at fair value on an investment-per-investment basis.

•	PSAK 67 (Adjustment 2017): Disclosure of Interests in Other Entities

The standard clarifies that the disclosure requirements in PSAK 67, other than those described in paragraph PP10-PP16, are also applied to any interest in an entity classified in accordance with PSAK 58: Non-Current Assets Held for Sale and Discontinued Operations.

The following new or amended standards, that will be effective on January 1, 2018, are considered to be not applicable to the Group’s consolidated financial statements:

•	PSAK 69: Agriculture.
•	Amendments to PSAK 16: Agriculture: Bearer Plants.

Effective January 1, 2019

•	ISAK 33: Foreign Currency Transactions and Advance Consideration

ISAK 33 defines that the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration is the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a. Basis of preparation of financial statements (continued)

Effective January 1, 2020 (continued)

•	PSAK 71: Financial Instruments

PSAK 71 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from PSAK 55: Financial Instruments: Recognition and Measurement. PSAK 71 replaces the existing guidance in PSAK 55: Financial Instruments: Recognition and Measurement.

•	PSAK 72: Revenue from Contracts with Customers

PSAK 72 establishes a comprehensive framework to determine how, when and how much revenue is to be recognized. The standard provides a single, principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. The standard also provides specific guidance requiring certain types of costs to obtain and/or fulfil a contract to be capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the capitalized cost relates.

PSAK 72 replaces a number of existing revenue standards, including PSAK 23: Revenue, PSAK 34: Construction Contracts and ISAK 10: Customer Loyalty Programmes.

•	PSAK 73: Leases

PSAK 73 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under PSAK 30. PSAK 73 includes two recognition exemptions for lessees – leases of ’low-value’ assets  and leases with a lease term of 12 months or less. At the commencement date of a lease, a lessee will recognize a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the lease asset.

Lessor accounting under PSAK 73 is substantially unchanged from today’s accounting under PSAK 30. Lessors will continue to classify all leases using the same classification principle as in PSAK 30.

PSAK 73 replaces PSAK 30: Leases and ISAK 8: Determining whether an Arrangement contains a Lease.

•	Amendments to PSAK 15: Long-term Interests in Associates and Joint Ventures

These amendments require the entity to apply PSAK 71 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture.

•	Amendments to PSAK 71: Prepayment Features with Negative Compensation

These amendments provides that financial assets with prepayment features that may result in negative compensation qualify as contractual cash flows that are solely payments of principal and interest on the principal amount outstanding.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.Basis of preparation of financial statements (continued)

Effective January 1, 2020 (continued)

•

Amendment to PSAK 62: Insurance Contract - Implementing PSAK 71: Financial Instruments with PSAK 62: Insurance Contract will be effective January 1, 2022, but such amendments have no impact on Group’s consolidated financial statements.

b. Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and the subsidiaries over which it has control. Control is achieved when the Group is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has the power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power over the investee to affect its returns.

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income and expenses, of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gain control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

Intercompany balances and transactions have been eliminated in the consolidated financial statements.

In case of loss of control over a subsidiary, the Group:

•	derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;
•	derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;
•	recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;
•	recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control;
•	recognizes any surplus or deficit in profit or loss that is attributable to the Group.

c. Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letter No. KEP-347/BL/2012. The party which is considered as a related party is a person or entity that is related to the entity that is preparing its financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.  Transactions with related parties (continued)

Under the Regulation of Bapepam-LK No. VIII.G.7, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by the government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity.

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

d.  Business combinations

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assess whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit and loss.

When the determination of consideration from a business combination includes contingent consideration, it is measured at its fair value on acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement-period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. Measurement-period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

If the intial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group shall report in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Group shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.  Business combinations (continued)

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

Based on PSAK 38 (Revised 2012), “Common Control Business Combination”, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss for the Company or individual entity in the same group.

Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method. In applying the pooling-of-interests method, the components of the financial statements for the period during the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statement of financial position.

At the initial application of PSAK 38 (Revised 2012), all balances of the Difference In Value of restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statement of financial position.

e.Cash and cash equivalents

Cash and cash equivalents comprises cash on hand and in banks and all unrestricted time deposits with original maturities of three months or less at the time of placement.

Time deposits with maturities of more than three months but not more than one year are presented as part of “Other Current Financial Assets” in the consolidated statement of financial position.

f.Investments in associated companies

An associate is an entity over which the Group (as investor) has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not include control or joint control over those operating policies. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries.

The Group’s investments in its associates are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the investor’s share of the net assets of the associate since the acquisition date. On acquisition of the investment, any difference between the cost of the investment and the entity's share of the net fair value of the investee's identifiable assets and liabilities is accounted for as follows:

a.	Goodwill relating to an associate or a joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.
b.

Any excess of the entity's share of the net fair value of the investee's identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity's share of the associate or joint venture's profit or loss in the period in which the investment is acquired.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.Investments in associated companies (continued)

The consolidated statements of profit or loss and other comprehensive income reflect the Group’s share of the results of operations of the associate. Any change in the other comprehensive income of the associate is presented as part of other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes it share of the change in the consolidated statements of changes in equity. Unrealized gain and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group determines at each reporting date whether there is any objective evidence that the investments in associated companies are impaired. If there is, the Group calculates and recognizes the amount of impairment as the difference between the recoverable amount of the investments in the associated companies and their carrying value.

These assets are included in “Long-term Investments” in the consolidated statements of financial position.

The functional currency of PT Citra Sari Makmur (“CSM”) is the United States dollar (“U.S. dollars”), and Telin Malaysia is the Malaysian ringgit (“MYR”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statement of financial position date are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “translation adjustment” in the equity section of the consolidated statements of financial position.

g.  Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. This provision for impairment is made based on management’s evaluation of the collectibility of the outstanding amounts. Receivables are written off in the year they are determined to be uncollectible.

h.  Inventories

Inventories consist of components, which are subsequently expensed upon use. Components represent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, handsets, wireless broadband modems and blank prepaid vouchers, which are expensed upon sale.

The costs of inventories consist of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition. Inventories are recognized at the lower of cost and net realizable value. Net realizable value is the estimate of selling price less the costs to sell.

Cost is determined using the weighted average method.

The amounts of any write-down of inventories below cost to net realizable value and all losses of inventories are recognized as expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these inventory items.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i.   Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.Assets held for sale

Assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

Assets that meet the criteria to be classified as held for sale are reclassified from property and equipment and depreciation on such assets is ceased.

k.Intangible assets

Intangible assets mainly consist of software. Intangible assets are recognized if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized over their estimated useful lives. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Intangible assets except goodwill are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	1-30

Intangible assets are derecognized on disposal, or when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statements of profit or loss and other comprehensive income.

l.   Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses.

The cost of an item of property and equipment includes: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition, and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.   Property and equipment (continued)

Property and equipment, except land rights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-40
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	3-25
Satellite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Other telecommunication peripherals	5
Office equipment	2-5
Vehicles	4-8
Customer Premises Equipment (“CPE”) asset	4-5
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation method, useful life and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received nor the asset given up is reliably measured.

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statement of financial position and the resulting gains or losses on the disposal or sale of the property and equipment are recognized in the consolidated statements of profit or loss and other comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs are charged to the consolidated statements of profit or loss and other comprehensive income as incurred. Significant renewals and betterments are capitalized.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.   Property and equipment (continued)

Property under construction is stated at cost until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed and the asset is ready for its intended use.

m. Leases

In determining whether an arrangement is, or contains a lease, the Group performs an evaluation over the substance of the arrangement. A lease is classified as a finance lease or operating lease based on the substance, not the form of the contract. Finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to the ownership of the leased asset.

Assets and liabilities under a finance lease are recognized in the consolidated statements of financial position at amounts equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Group are added to the amount recognized as assets.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the year in which they are incurred.

Leased assets are depreciated using the same method and based on the useful lives as estimated for directly acquired property and equipment. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease terms, the leased assets are fully depreciated over the shorter of the lease terms and their economic useful lives.

Lease arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the lease period.

n.Deferred charges - land rights

Costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized.  Costs incurred to process the extension or renewal of legal land rights are deferred and amortized using the straight-line method over the shorter of the legal term of the land rights or the economic life of the land.

o.Trade payables

Trade payables are obligations to pay for goods or services that have been acquired from suppliers in the ordinary course of business. Trade payables are classified as current liabilities if the payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facilities to which it relates.

q.Foreign currency translations

The functional currency and the recording currency of the Group are both the Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Pte. Ltd., Hong Kong, Telekomunikasi Indonesia International Pte. Ltd., Singapore, Telekomunikasi Indonesia International Inc., USA and Telekomunikasi Indonesia International S.A., Timor Leste whose functional currency is maintained in U.S. dollars and Telekomunikasi Indonesia International, Pty. Ltd., Australia whose functional currency is maintained in Australian dollars.  Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	2017		2016
	Buy	Sell	Buy	Sell
U.S. dollar (“US$”) 1	13,565	13,570	13,470	13,475
Australian dollar (“AU$”) 1	10,592	10,598	9,721	9,726
Euro 1	16,231	16,242	14,170	14,181
Yen 1	120.48	120.55	115.01	115.10
Malaysian Ringgit (“MYR”) 1	3,520.35	3,525.97	3,003.79	3,007.59

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

r.   Revenue and expense recognition

i.   Cellular revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:

•	Airtime and charges for value added services are recognized based on usage by subscribers.
•	Monthly subscription charges are recognized as revenues when incurred by subscribers.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.  Revenue and expense recognition (continued)

i.   Cellular revenues (continued)

Revenues from prepaid service, which consist of the sale of starter packs (also known as SIM cards and start-up load vouchers) and pulse reload vouchers, are recognized initially as unearned income and recognized as revenue based on total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

ii.  Fixed line telephone revenues

Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from fixed line installations are deferred and recognized as revenue on the straight-line basis over the expected term of the customer relationships. Based on reviews of historical information and customer trends, the Company determined the term of the customer relationships is 23 years.

iii. Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month. Interconnection revenues consist of revenues derived from other operators’ subscriber calls to the Group’s  subscribers (incoming) and calls between subscribers of other operators through the Group’s network (transit).

iv.  Data, internet, and information technology service revenues

Revenues from data communication and internet are recognized based on service activity and performance which are measured by the duration of internet usage or based on the fixed amount of charges depending on the arrangements with customers.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods are delivered to customers or the installation takes place.

Revenue from computer software development service is recognized using the percentage-of-completion method.

v.  Network revenues

Revenues from network consist of revenues from leased lines and satellite transponder leases which are recognized over the period in which the services are rendered.

vi.  Other revenues

Revenues from sales of peripherals or other telecommunications equipments are recognized when delivered to customers.

Revenues from telecommunication tower leases are recognized on straight-line basis over the lease period in accordance with the agreement with the customers.

Revenues from other services are recognized when services are rendered to customers.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r. Revenue and expense recognition (continued)

vii. Multiple-element arrangements

Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. The total revenue is allocated to each separately identifiable component based on the relative fair value of each component and the appropriate revenue recognition criteria are applied to each component as described above.

viii. Agency relationship

Revenues from an agency relationship are recorded based on the gross amount billed to the customers when the Group acts as principal in the sale of goods and services. Revenues are recorded based on the net amount retained (the amount paid by the customer less amount paid to the suppliers) when, in substance, the Group has acted as agent and earned commission from the suppliers of the goods and services sold.

ix. Customer loyalty programme

The Group operates a loyalty programme, which allows customers to accumulate points for every certain multiple of the telecommunication services usage. The points can be redeemed in the future for free or discounted products or services, provided other qualifying conditions are achieved.

Consideration received is allocated between the telecommunication services and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined based on historical information about redemption rate of award points. Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or expired.

x. Expenses

Expenses are recognized as they are incurred.

s. Employee benefits

i.    Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

ii.    Post-employment benefit plans and other long-term employee benefits

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s. Employee benefits (continued)

ii.    Post-employment benefit plans and other long-term employee benefits (continued)

The net obligations in respect of the defined pension benefit plans and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets owned by defined benefit pension plan and post-retirement health care benefits plan as well as qualifying insurance policy. The assets are measured at their fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Remeasurement, comprising of actuarial gain and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

•	The date of plan amendment or curtailment; and
•	The date that the Group recognized restructuring-related costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or assets.

Gain or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gain or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan (other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such are included in “Personnel Expenses” as they become payable.

iii.     Share-based payments

The Company operates an equity-settled, share-based compensation plan. The fair value of the employees’ services rendered which are compensated with the Company’s shares is recognized as an expense in the consolidated statements of profit or loss and other comprehensive income and credited to additional paid-in capital at the grant date.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s. Employee benefits (continued)

iv.    Early retirement benefits

Early retirement benefits are accrued at the time the Company and subsidiaries makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

t.   Income tax

Current and deferred income taxes are recognized as income or an expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the tax arises from a transaction or event which is recognized directly in equity, in which case, the tax is recognized directly in equity.

Current tax assets and liabilities are measured at the amounts expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the tax authorities.

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The carrying amount of deferred tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, except if these are for different legal entities, in the same manner the current tax assets and liabilities are presented.

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or, if appealed against, when the results of the appeal are determined. The additional taxes and penalty imposed through an SKP are recognized in the current year profit or loss, unless objection/appeal is taken. The additional taxes and penalty imposed through the SKP are deferred as long as they meet the asset recognition criteria.

Indonesian tax regulations impose final tax on several types of transactions based on the gross value of the transaction. Therefore, final tax which is charged based on the such transaction remains subject to tax even though the tax payer incurred a loss on the transaction. Refer to PSAK No. 46 revised, final tax is not required in scope of PSAK No. 46.

Final income tax on construction services and lease is presented as part of “Other Expenses”.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. Financial assets and liabilities are recognized initially at fair value including transaction costs. These are subsequently measured either at fair value or amortized cost using the effective interest method in accordance with their classification.

i.	Financial assets

The Group classifies its financial assets as (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) held-to-maturity investment or (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets are acquired. Management determines the classification of financial assets at initial recognition.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the assets.

The Group’s financial assets include cash and cash equivalents, other current financial assets, trade receivables and other receivables and other non-current financial assets.

a.	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking. Gains or losses arising from changes in fair value of the trading securities are presented as other (expenses)/income in consolidated statements of profit or loss and other comprehensive income in the period in which they arise.

No financial assets were classified as financial assets at fair value through profit or loss as of December 31, 2017 and 2016.

b.  Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Loans and receivables consist of, among other, cash and cash equivalents, other current financial assets,  trade and other receivables, and other non-current assets (long-term trade receivables and restricted cash).

These are initially recognized at fair value including transaction costs and subsequently measured at amortized cost, using the effective interest method.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u. Financial instruments (continued)

i.	Financial assets (continued)

c.	Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities on which management has the positive intention and ability to hold to maturity, other than:

a)	those that the Group, upon initial recognition, designates as at fair value through profit or loss;
b)	those that the Group designates as available-for-sale; and
c)	those that meet the definition of loans and receivables.

No financial assets were classified as held-to-maturity investments as ofDecember 31, 2017 and 2016.

d.	Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite periods of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available-for-sale financial assets primarily consist of mutual funds, and corporate and government bonds, which are recorded as part of “Other Current Financial Assets” in the consolidated statements of financial position.

Available-for-sale securities are stated at fair value. Unrealized holding gain or losses on available-for-sale securities are excluded from income of the current period and are reported as a separate component in the equity section of the consolidated statements of financial position until realized. Realized gain or losses from the sale of available-for-sale securities are recognized in the consolidated statements of profit or loss and other comprehensive income, and are determined on the specific identification basis.

ii.	Financial liabilities

The Group classifies its financial liabilities as (i) financial liabilities at fair value through profit or loss or (ii) financial liabilities measured at amortized cost.

The Group’s financial liabilities include trade and other payables, accrued expenses, and interest-bearing loans and other borrowings.  Interest-bearing loans and other borrowings consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance leases and other borrowings.

a.	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities classified as held for trading. A financial liability is classified as held for trading if it is incurred principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking.

No financial liabilities were categorized as held for trading as of December 31, 2017 and 2016.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

ii.	Financial liabilities (continued)

b.Financial liabilities measured at amortized cost

Financial liabilities that are not classified as liabilities at fair value through profit or loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost are trade and other payables, accrued expenses, and interest-bearing loans and other borrowings. Interest-bearing loans and other borrowings consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance leases and other borrowings.

iii.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements  of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously. The right of set-off must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

a.	the normal course of business;
b.	the event of default; and
c.	the event of insolvency or bankruptcy of the Group and all of the counterparties.

iv.	Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arm’s length transaction.

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 37.

v.    Impairment of financial assets

The Group assesses the impairment of financial assets if there is objective evidence that a loss event has a negative impact on the estimated future cash flows of the financial assets. Impairment is recognized when the loss can be reliably estimated. Losses expected as a result of future events, no matter how likely, are not recognized.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

v.    Impairment of financial assets (continued)

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in the collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss.

For available-for-sale financial assets, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is recognized in profit or loss as an impairment loss. The amount of the cumulative loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized.

vi.   Derecognition of financial instrument

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes a financial liability when the obligation specified in the contract is discharged or cancelled or has expired.

v.  Treasury stock

Reacquired Company shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employee stock ownership program is accounted for at its fair value at grant date. The difference between the cost and the proceeds from the sale/transfer of treasury stock is credited to “Additional Paid-in Capital”.

w. Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

x. Basic and diluted earnings per share and earnings per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 100, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial investments.

y.Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity: a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity); b) whose operating results are regularly reviewed by the Group’s chief operating decision maker i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance; and c) for which discrete financial information is available.

z.Provision

Provisions are recognized when the Group has present obligations (legal or constructive) arising from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and the amount can be measured reliably.

Provisions for onerous contracts are recognized when the contract becomes onerous for the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfill the contract.

aa.  Impairment of non-financial assets

At the end of each reporting period, the Group assesses whether there is an indication that an asset may be impaired. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use (“VIU”). Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations are recognized in profit or loss as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa.Impairment of non-financial assets (continued)

At the end of each reporting period, the Group assesses whether there is any indication that previously recognized impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset, other than goodwill, is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in profit or loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill can not be reversed in future periods.

ab.  Critical accounting judgements estimates and assumptions

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgements

In the process of applying the Group's accounting policies, management has made the certain judgements, which have the most significant effect on the amounts recognized in the consolidated financial statements.

Segment information

For management purposes, the Group is organized into business units based on its group of customers (namely called Customer Facing Units) and has five reportable segments as follows: mobile, consumer, enterprise, wholesale and international business, and other segments. The Group has determined the reportable segment reported based on, among others, the structure of the organization as well as the components of the Group whose operating results are regularly reviewed by the Group's Chief Operating Decision Maker (PKO). The Group has also determined the Board of Directors as CODM since the Board monitors the operating results of the CFU separately for the purpose of making decisions about resource allocations and performance assessment of the CFU.

Estimates dan assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

i.Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate and return on investment (ROI). Any changes in these assumptions will impact the carrying amount of the retirement benefit obligations.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab.  Critical accounting estimates and judgements (continued)

i.   Retirement benefits (continued)

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

If there is an improvement in the ratings of such Government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefit obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 29 and 30.

ii.Useful lives of property and equipment

The Group estimates the useful lives of its property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets.

The Group reviews its estimates of useful lives at least each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

Details of the nature and carrying amounts of property and equipment are disclosed in Note 9.

iii. Provision for impairment of receivables

The Group assesses whether there is objective evidence that trade and other receivables have been impaired at the end of each reporting period. Provision for impairment of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amounts of provision for impairment of receivables are disclosed in Note 5.

iv.Income taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made. Details of the nature and carrying amounts of income tax are disclosed in Note 26.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

3.   CASH AND CASH EQUIVALENTS

		2017		2016
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Cash on hand	Rp	-	12	-	10
Cash in banks
Related parties
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	Rp	-	1,481	-	1,897
	US$	27	367	41	548
	JPY	7	1	6	1
	EUR	1	17	1	11
	HKD	1	2	1	1
	AUD	0	0	0	0
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	Rp	-	968	-	581
	US$	1	13	6	84
	EUR	0	6	5	68
	SGD	0	0	0	0
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	Rp	-	466	-	95
	US$	6	82	8	107
Others	Rp	-	21	-	22
	US$	0	1	0	0
Sub-total			3,425		3,415
Third parties
PT Bank Permata Tbk (“Bank Permata”)	Rp	-	278	-	14
	US$	0	2	7	96
The Hongkong and Shanghai Banking Corporation Ltd. (“HSBC”)	US$	14	184	13	176
	HKD	4	6	2	4
Standard Chartered Bank (“SCB”)	Rp	-	0	-	0
	US$	11	154	6	74
	SGD	0	1	5	43
Development Bank of Singapore (“DBS”)	Rp	-	24	-	101
	US$	0	0	0	0
Others (each below Rp75 billion)	Rp	-	360	-	157
	US$	4	61	5	69
	SGD	0	2	0	0
	EUR	1	20	0	1
	AUD	0	1	1	12
	TWD	8	4	3	1
	MYR	2	8	0	0
	HKD	0	0	0	0
	MOP	0	0	0	1
Sub-total			1,105		749
Total cash in banks			4,530		4,164
Time deposits
Related parties
BNI	Rp	-	5,315	-	4,043
	US$	9	116	25	336
BRI	Rp	-	4,954	-	4,076
	US$	15	203	47	632
PT Bank Tabungan Negara (Persero) Tbk (“Bank BTN”)	Rp	-	2,958	-	3,356
Bank Mandiri	Rp	-	446	-	1,552
	US$	-	-	5	67
Sub-total			13,992		14,062

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

3.   CASH AND CASH EQUIVALENTS (continued)

		2017		2016
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)		Rupiah equivalent
Time deposits (continued)
Third parties
PT Bank Pembangunan Daerah Jawa Barat dan Banten Tbk (“BJB”)	Rp	-	1,726	-		2,020
PT Bank Mega Tbk (“Bank Mega”)	Rp	-	1,243	-		1,226
	US$	-	-	14		185
PT Bank OCBC NISP Tbk (“OCBC NISP”)	Rp	-	1,200	-		1,550
	US$	-	-	10		134
PT Bank Tabungan Pensiunan Nasional Tbk (“BTPN”)	Rp	-	676	-		461
	US$	30	401	-		-
PT Bank CIMB Niaga Tbk (“Bank CIMB Niaga”)	Rp	-	600	-		2,025
	US$	2	31	-	-	-
PT Bank UOB Indonesia (“UOB”)	Rp	-	-	-		1,345
	US$	20	263	-		-
SCB	US$	10	136	18		242
	SGD	-	-	15		139
PT Bank Muamalat Indonesia Tbk	Rp	-	91	-		305
PT Bank Bukopin Tbk (“Bank Bukopin”)	Rp	-	22	-		148
Bank Permata	Rp	-	-	-		1,492
PT Bank ANZ Indonesia (”ANZ”)	Rp	-	5	-		200
	US$	5	73	-		-
Others	Rp	-	97	-		59
	MYR	14	47	-		-
Sub-total			6,611			11,531
Total time deposits			20,603			25,593
Grand Total			25,145			29,767

Interest rates per annum on time deposits are as follows:

	2017	2016
Rupiah	2.85%-8.50%	3.20%-10.00%
Foreign currencies	0.40%-1.75%	0.10%-2.00%

The related parties in which the Group places its funds are state-owned banks. The Group placed the majority of its cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

Refer to Note 31 for details of related parties transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

4.   OTHER CURRENT FINANCIAL ASSETS

		2017		2016
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Time deposits
Related parties
BRI	Rp	-	2	-	-
BNI	Rp	-	-	-	63
Third parties
UOB	US$	14	191	1	13
SCB	US$	8	109	-	-
Others	Rp	-	23	-	-
Total time deposits			325		76
Available-for-sale financial assets
Related parties
PT Bahana TCW Investment Management (“Bahana TCW”)	Rp	-	360	-	559
PT Mandiri Manajemen Investasi	Rp	-	711	-	500
State-owned enterprises	US$	-	-	4	55
Government	US$	-	-	2	27
Others	Rp	-	80	-	-
Sub-total			1,151		1,141
Third parties	Rp	-	17	-	17
Total available-for-sale financial assets			1,168		1,158
Escrow accounts	Rp	-	318	-	112
	US$	6	78	2	22
	MYR	5	15	-	-
Others	Rp	-	263	-	98
	US$	0	6	-	-
	MYR	0	0	-	-
	AUD	0	0	0	5
Total			2,173		1,471

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2017	2016
Rupiah	6.00%-7.00%	5.75%-6.00%
Foreign currency	1.38%-1.64%	0.58%-1.64%

Refer to Note 31 for details of related parties transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

5. TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.By debtor

(i)	Related parties

	2017	2016
State-owned enterprises	721	151
Indonusa	465	431
PT Indosat Tbk (“Indosat”)	372	370
Others	670	348
Total	2,228	1,300
Provision for impairment of receivables	(683)	(406)
Net	1,545	894

(ii)	Third parties
	2017	2016
Individual and business subscribers	9,808	7,801
Overseas international carriers	1,517	1,252
Total	11,325	9,053
Provision for impairment of receivables	(3,648)	(2,584)
Net	7,677	6,469

b. By age

(i) Related parties

	2017	2016
Up to 3 months	1,405	690
3 to 6 months	100	39
More than 6 months	723	571
Total	2,228	1,300
Provision for impairment of receivables	(683)	(406)
Net	1,545	894

(ii) Third parties

	2017	2016
Up to 3 months	6,809	5,566
3 to 6 months	688	658
More than 6 months	3,828	2,829
Total	11,325	9,053
Provision for impairment of receivables	(3,648)	(2,584)
Net	7,677	6,469

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

5. TRADE RECEIVABLES  (continued)

b. By age  (continued)

(iii) Aging of total trade receivables

	2017		2016
	Gross	Provision for impairment of receivables	Gross	Provision for impairment of receivables
Not past due	6,788	920	4,535	177
Past due up to 3 months	1,426	281	1,721	401
Past due more than 3 to 6 months	788	258	697	495
Past due more than 6 months	4,551	2,872	3,400	1,917
Total	13,553	4,331	10,353	2,990

The Group has made provision for impairment of trade receivables based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2017 and 2016, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted toRp3,354 billion and Rp3,005 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c. By currency

(i)   Related parties

	2017	2016
Rupiah	2,187	1,300
U.S. dollar	41	0
Others	0	0
Total	2,228	1,300
Provision for impairment of receivables	(683)	(406)
Net	1,545	894

(ii)  Third parties

	2017	2016
Rupiah	10,300	7,565
U.S. dollar	968	1,437
Australian dollar	19	40
Others	38	11
Total	11,325	9,053
Provision for impairment of receivables	(3,648)	(2,584)
Net	7,677	6,469

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

5. TRADE RECEIVABLES  (continued)

d.  Movements in the provision for impairment of receivables

	2017	2016
Beginning balance	2,990	3,048
Provision recognized during the year (Note 25)	1,494	743
Receivables written off	(153)	(801)
Ending balance	4,331	2,990

The receivables written off relate to both related party and third party trade receivables.

Management believes that the provision for impairment of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of December 31, 2017, certain trade receivables of the subsidiaries amounting to Rp6,888 billion have been pledged as collateral under lending agreements (Notes 15 and 16c).

Refer to Note 31 for details of related parties transactions.

6.INVENTORIES

	2017	2016
Components	447	299
SIM cards and blank prepaid vouchers	168	168
Others	69	164
Total	684	631
Provision for obsolescence
Components	(24)	(18)
SIM cards and blank prepaid vouchers	(29)	(29)
Others	0	0
Total	(53)	(47)
Net	631	584

Movements in the provision for obsolescence are as follows:

	2017	2016
Beginning balance	47	41
Provision recognized during the period	6	11
Inventory written off	-	(5)
Ending balance	53	47

The inventories recognized as expense and included in operations, maintenance, and telecommunication service expenses as of December 31, 2017 and 2016 amounted to Rp2,458 billion and Rp2,105 billion, respectively (Note 24).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

6.    INVENTORIES  (continued)

Management believes that the provision is adequate to cover losses from decline in inventory value due to obsolescence.

Certain inventories of the subsidiaries amounting to Rp231 billion have been pledged as collateral under lending agreements (Notes 15, 16b and 16c).

As of December 31, 2017 and 2016, modules and components held by the Group with book value amounting to Rp143 billion and Rp199 billion, respectively, have been insured against fire, theft, and other specific risks. Modules are recorded as part of property and equipment. Total sum insured as of December 31, 2017 and 2016 amounted to Rp256 billion and Rp220 billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

7.OTHER CURRENT ASSETS

	2017	2016
Frequency license (Note 34c.i)	3,760	3,056
Prepaid rental	1,349	1,234
Advances	1,156	389
Prepaid salaries	227	229
Advance to employee	35	32
Others	656	306
Total	7,183	5,246

Refer to Note 31 for details of related parties transactions.

8.LONG-TERM INVESTMENTS

The Group has investments in several entities as follows:

	2017
	Percentage of ownership	Beginning balance	Additions (deductions)	Share of net profit (loss)	Dividend	Share of other comprehensive income	Ending balance
Long-term investments in associated companies:
Tiphone[a]	24.00	1,488	-	80	(28)	(1)	1,539
Indonusa[b]	20.00	221	-	-	-	-	221
Teltranet[c]	51.00	38	-	(20)	-	-	18
PT Integrasi Logistik Cipta Solusi (“ILCS”)[e]	49.00	42	-	1	-	-	43
PT Graha Sakura Nusantara (“GSN”)[g]	45.00	-	14	0	-	-	14
Others [f]	25.00-49.00	-	4	(0)	-	(0)	4
Sub-total		1,789	18	61	(28)	(1)	1,839
Other long-term investments		58	251	-	-	-	309
Total long-term investments		1,847	269	61	(28)	(1)	2,148

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

8.  LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for 2017:

	Tiphone	Indonusa	Teltranet	ILCS	GSN	Others
Statements of financial position
Current assets	8,084	307	174	145	1	190
Non-current assets	994	415	101	32	185	606
Current liabilities	(2,107)	(877)	(149)	(87)	(27)	(724)
Non-current liabilities	(3,255)	(177)	(90)	(2)	(129)	(1,882)
Equity (deficit)	3,716	(332)	36	88	30	(1,810)
Statements of profit or loss and other comprehensive income
Revenues	27,914	692	209	122	0	106
Operating expenses	(27,217)	(333)	(255)	(116)	(0)	(287)
Other income (expenses) including finance costs - net	(246)	(364)	(5)	(4)	(0)	(19)
Profit (loss) before tax	451	(5)	(51)	2	0	(200)
Income tax benefit (expense)	(116)	-	13	1	-	-
Profit (loss) for the year	335	(5)	(38)	3	0	(200)
Other comprehensive income (loss)	(3)	-	(0)	(0)	-	-
Total comprehensive income (loss) for the year	332	(5)	(38)	3	0	(200)

	2016
	Percentage of ownership	Beginning balance	Additions (deductions)	Share of net profit (loss)	Dividend	Share of other comprehensive income	Ending balance
Long-term investments in associated companies:
Tiphone[a]	24.43	1,404	-	108	(23)	(1)	1,488
Indonusa[b]	20.00	221	-	-	-	-	221
Teltranet[c]	51.00	71	-	(33)	-	-	38
PT Melon Indonesia (“Melon”)[d]	51.00	50	(67)	17	-	-	-
PT Integrasi Logistik Cipta Solusi (“ILCS”)[e]	49.00	40	-	2	-	-	42
Others[f]	25.00-49.00	6	-	(6)	-	-	-
Sub-total		1,792	(67)	88	(23)	(1)	1,789
Other long-term investments		15	43	-	-	-	58
Total long-term investments		1,807	(24)	88	(23)	(1)	1,847

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

8.  LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for 2016:

	Tiphone	Indonusa	Teltranet	ILCS	Others
Statements of financial position
Current assets	7,709	170	66	131	170
Non-current assets	743	444	88	29	771
Current liabilities	(1,248)	(532)	(78)	(73)	(629)
Non-current liabilities	(3,762)	(405)	(2)	(1)	(1,212)
Equity (deficit)	3,442	(323)	74	86	(900)
Statements of profit or loss and other comprehensive income
Revenues	27,310	605	66	116	139
Operating expenses	(26,445)	(583)	(149)	(112)	(264)
Other income (expenses) including finance costs - net	(231)	(17)	(3)	0	(88)
Profit (loss) before tax	634	5	(86)	4	(213)
Income tax benefit (expense)	(166)	(33)	21	0	-
Profit (loss) for the year	468	(28)	(65)	4	(213)
Other comprehensive income (loss)	(5)	7	(0)	(0)	-
Total comprehensive income (loss) for the year	463	(21)	(65)	4	(213)

aTiphone was established on June 25, 2008 as PT Tiphone Mobile Indonesia Tbk. Tiphone is engaged in the telecommunication equipment business, such as celullar phone including spare parts, accessories, pulse reload vouchers, repair service and content provider through its subsidiaries. On September 18, 2014, the Company through PINS acquired 25% ownership in Tiphone for Rp1,395 billion.

As of December 31, 2017 and 2016, the fair value of the investment amounted to Rp1,755 billion and Rp1,500 billion, respectively. The fair value was calculated by multiplying the number of shares by the published price quotation as of December 31, 2017 and 2016 amounting to  Rp1,000 and Rp855 per share, respectively.

Reconciliation of financial information to the carrying amount of long-term investment in Tiphone as of December 31, 2017 and 2016 is as follows:

	2017	2016
Assets	9,078	8,452
Liabilities	(5,362)	(5,010)
Net assets	3,716	3,442
Group’s proportionate share of net assets (24.00% in 2017 and 24.43% in 2016)	892	841
Goodwill	647	647
Carrying amount of long-term investment	1,539	1,488

b Indonusa had been a subsidiary of the Company until 2013 when the Company disposed 80% of its interest in Indonusa. On May 14, 2014, based on the Circular Resolution of the Stockholders of Indonusa as covered by notarial deed No. 57 dated April 23, 2014 of FX Budi Santoso Isbandi, S.H., which was approved by the MoLHR in its Letter No. AHU-02078.40.20.2014 dated April 29, 2014, Indonusa’s stockholders approved an increase in its issued and fully paid capital by Rp80 billion. The Company waived its right to own the new shares issued and transferred it to Metra, as the result, Metra’s ownership in Indonusa increased to 4.33% and the Company’s ownership become 15.67%.

c    Investment in Teltranet is accounted for under the equity method, which covered by an agreement between Metra and Telstra Holding Singapore Pte. Ltd. dated August 29, 2014. Teltranet is engaged in communication system services. Metra does not have control to determine the financial and operating policies of Teltranet.

d Melon previously was an associated company. In 2016, the Group purchased 49% shares in Melon through Metranet, therefore Melon became a consolidated subsidiary (Note 1d).

e ILCS is engaged in providing E-trade logistic services and other related services.

f The unrecognized share of losses in other investments for the year ended December 31, 2017 is Rp435 billion.

g On August 31, 2017, NSI and third party established PT Graha Sakura Nusantara (“GSN”) which engaged in real estate and residential and apartment marketing business.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

9. PROPERTY AND EQUIPMENT

	January 1, 2017	Acquisitions	Additions	Deductions	Reclassifications/ Translations	December 31, 2017
At cost:
Directly acquired assets
Land rights	1,417	40	62	-	-	1,519
Buildings	7,837	39	211	(3)	1,718	9,802
Leasehold improvements	1,116	-	34	(25)	132	1,257
Switching equipment	20,490	69	556	(977)	(1,675)	18,463
Telegraph, telex and data communication equipment	1,586	-	-	-	(3)	1,583
Transmission installation and equipment	121,552	-	2,420	(4,489)	14,314	133,797
Satellite, earth station and equipment	8,445	573	1,233	(2,202)	1,251	9,300
Cable network	44,791	-	5,715	(694)	(2,657)	47,155
Power supply	15,022	-	222	(456)	1,491	16,279
Data processing equipment	12,515	-	715	(602)	666	13,294
Other telecommunication peripherals	700	-	966	(7)	-	1,659
Office equipment	1,453	11	327	-	(234)	1,557
Vehicles	387	-	65	(13)	-	439
Other equipment	100	-	-	-	(3)	97
Property under construction	4,550	-	20,110	(96)	(20,149)	4,415
Assets under finance lease
Transmission installation and equipment	5,354	-	228	-	-	5,582
Data processing equipment	84	-	-	(1)	-	83
Vehicles	135	-	290	(24)	-	401
Office equipment	76	-	-	(84)	88	80
CPE assets	22	-	-	-	-	22
Power supply	215	-	-	-	-	215
RSA assets	252	-	-	-	-	252
Total	248,099	732	33,154	(9,673)	(5,061)	267,251

	January 1, 2017	Acquisitions	Additions	Deductions	Reclassifications/ Translations	December 31, 2017
Accumulated depreciation and impairment losses:
Directly acquired assets
Buildings	2,435	-	407	-	38	2,880
Leasehold improvements	692	-	149	(23)	5	823
Switching equipment	16,650	-	1,391	(977)	(2,511)	14,553
Telegraph, telex and data communication equipment	333	-	416	-	53	802
Transmission installation and equipment	62,302	-	10,629	(3,642)	(49)	69,240
Satellite, earth station and equipment	7,098	-	595	(2,202)	(1,157)	4,334
Cable network	20,301	-	1,992	(693)	(3,736)	17,864
Power supply	10,164	-	1,274	(286)	2	11,154
Data processing equipment	9,468	-	1,372	(581)	(23)	10,236
Other telecommunication peripherals	461	-	149	(7)	(1)	602
Office equipment	846	-	189	(9)	10	1,036
Vehicles	168	-	66	(8)	-	226
Other equipment	99	-	1	-	(4)	96
Assets under finance lease
Transmission installation and equipment	2,054	-	584	-	-	2,638
Data processing equipment	44	-	29	(1)	4	76
Vehicles	32	-	47	(13)	-	66
Office equipment	94	-	26	(56)	16	80
CPE assets	19	-	1	-	-	20
Power supply	98	-	22	-	-	120
RSA assets	243	-	13	-	(22)	234
Total	133,601	-	19,352	(8,498)	(7,375)	137,080
Net book value	114,498					130,171

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

9.PROPERTY AND EQUIPMENT (continued)

	January 1, 2016	Acquisitions	Additions	Deductions	Reclassifications/ Translations	December 31, 2016
At cost:
Directly acquired assets
Land rights	1,270	89	59	(1)	-	1,417
Buildings	6,033	10	311	(3)	1,486	7,837
Leasehold improvements	1,036	-	13	(37)	104	1,116
Switching equipment	19,823	-	218	(160)	609	20,490
Telegraph, telex and data communication equipment	876	-	751	(41)	-	1,586
Transmission installation and equipment	119,047	-	2,603	(11,319)	11,221	121,552
Satellite, earth station and equipment	8,146	-	80	-	219	8,445
Cable network	37,887	-	6,746	(302)	460	44,791
Power supply	13,822	-	161	(77)	1,116	15,022
Data processing equipment	11,351	12	318	(82)	916	12,515
Other telecommunication peripherals	632	-	73	-	(5)	700
Office equipment	1,062	5	139	(12)	259	1,453
Vehicles	475	-	60	(147)	(1)	387
Other equipment	99	-	1	-	-	100
Property under construction	4,580	-	17,169	-	(17,199)	4,550
Assets under finance lease
Transmission installation and equipment	5,940	-	229	(815)	-	5,354
Data processing equipment	63	-	77	(56)	-	84
Vehicles	94	-	63	(22)	-	135
Office equipment	73	-	3	-	-	76
CPE assets	22	-	-	-	-	22
Power supply	90	-	125	-	-	215
RSA assets	252	-	-	-	-	252
Total	232,673	116	29,199	(13,074)	(815)	248,099

	January 1, 2016	Acquisitions	Additions	Deductions	Reclassifications/ Translations	December 31, 2016
Accumulated depreciation and impairment losses:
Directly acquired assets
Buildings	2,141	-	290	(2)	6	2,435
Leasehold improvements	623	-	106	(37)	-	692
Switching equipment	15,223	-	1,588	(160)	(1)	16,650
Telegraph, telex and data communication equipment	4	-	329	-	-	333
Transmission installation and equipment	63,063	-	9,957	(10,686)	(32)	62,302
Satellite, earth station and equipment	6,706	-	415	-	(23)	7,098
Cable network	19,524	-	1,534	(302)	(455)	20,301
Power supply	9,114	-	1,145	(70)	(25)	10,164
Data processing equipment	8,503	-	1,067	(62)	(40)	9,468
Other telecommunication peripherals	385	-	77	-	(1)	461
Office equipment	713	-	141	(11)	3	846
Vehicles	166	-	69	(66)	(1)	168
Other equipment	99	-	-	-	-	99
Assets under finance lease
Transmission installation and equipment	2,327	-	542	(815)	-	2,054
Data processing equipment	53	-	47	(56)	-	44
Vehicles	13	-	19	-	-	32
Office equipment	51	-	43	-	-	94
CPE assets	17	-	2	-	-	19
Power supply	18	-	80	-	-	98
RSA assets	230	-	13	-	-	243
Total	128,973	-	17,464	(12,267)	(569)	133,601
Net book value	103,700					114,498

a.	Gain on disposal or sale of property and equipment
	2017	2016
Proceeds from sale of property and equipment	1,367	765
Net book value	(1,009)	(152)
Gain on disposal or sale of property and equipment	358	613

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

9. PROPERTY AND EQUIPMENT (continued)

b.   Asset impairment

In 2014, the Group decided to cease its fixed wireless business no later than December 14, 2015. The Company assessed the recoverable amount to be Rp549 billion and determined that the assets for fixed wireless CGU were further impaired by Rp805 billion. The recoverable amount has been determined based on VIU calculation using the most recent cash flows projection approved by management. The cash flows projection included cash inflows from the continuing use of the assets during the remaining service period and projected net cash flows to be received for the disposal of the assets for fixed wireless CGU at the end of service period. Projected net cash flows to be received for the disposal of the assets were determined based on cost approach, adjusted for physical, technological and economic obsolescence. Management applied a pre-tax discount rate of 13.5% derived from the Company’s post-tax weighted average cost of capital and benchmarked to externally available data. In addition, management also applied technological and economic obsolescence rate of 30% based on the Company’s internal data, due to the lack of comparable market data because of the nature of the assets. The determination of VIU calculation is most sensitive to the technological and economic obsolescence rate assumption. An increase in technological and economic obsolescence rate to 40% would result in a further impairment of Rp70 billion.

Loss on impairment of assets is recognized as part of “Depreciation and Amortization” in the consolidated statement of profit or loss and other comprehensive income.

In connection with the restructuring of fixed wireless business (Note 34c.i), the Company accelerated the depreciation of its fixed wireless assets. As of December 31, 2015, all of the Company’s fixed wireless assets have been fully depreciated.

In 2017 and 2016, the Company derecognized the fixed wireless asset which fully depreciated with acquisition cost of Rp3,193 billion and Rp5,203 billion, respectively.

Management believes that there is no indication of impairment in the assets of other CGUs as of December 31, 2017.

c.   Others

(i)

Interest capitalized to property under construction amounted to Rp328 billion and Rp444 billion for the years ended December 31, 2017 and 2016, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 8.15% to 11.00% and 10.20% to 11.00% for the years ended December 31, 2017 and 2016, respectively.

(ii)	No foreign exchange loss was capitalized as part of property under construction for the years ended December 31, 2017 and 2016.

(iii)

In 2017 and 2016, the Group obtained proceeds from the insurance claim on lost and broken property and equipment, with a total value of Rp155 billion and Rp77 billion, respectively, and were recorded as part of “Other Income” in the consolidated statements of profit or loss and other comprehensive income. In 2017 and 2016, the net carrying amount of those assets ofRp7 billion and Rp19 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

9. PROPERTY AND EQUIPMENT (continued)

c.  Others (continued)

(iv)

Since 2015 until 2017, Telkomsel decided to replace certain equipment units with net carrying amount of Rp3,115 billion, as part of its modernization program. Accordingly, Telkomsel accelerated the depreciation of such equipment units. The impact of accelerated depreciation was an increase in the depreciation expense for the year ended December 31, 2017 amounting to Rp459 billion. This modernization program will decrease profit before income tax in 2018 amounting to Rp47 billion.

In 2014, the useful lives of Telkomsel’s buildings and transmissions  were changed from 20 years to 40 years, and from 10 years to 15 and 20 years, respectively, to reflect the current economic lives of the buildings and the transmissions. The impact of reduction in depreciation expense for the year ended December 31, 2017 amounting to Rp198 billion. The impact of the changes in the estimated useful lives of the buildings and transmissions in future periods is an increase in the profit before income tax amounting to Rp135 billion.

In 2012, the useful lives of Telkomsel's towers changed from 10 years to 20 years, to reflect their current economic lives of towers. The impact of reduction in depreciation expense for the year ended December 31, 2017 amounting to Rp92  billion.

(v)	Exchange of property and equipment

In 2012 and 2011, the Company entered into a Procurement and installation Agreement for the Modernization of the Copper Cable Network through Optimalization of Asset Copper Cable Network through Trade In/Trade Off method with PT Len Industri (“LEN”) and PT Industri Telekomunikasi Indonesia (“INTI”), respectively.

In 2017 and 2016, the Company derecognized the copper cable network asset with net carrying amount of Rp1 billion and Rp3 billion, respectively, and recorded the fiber optic network asset from the exchange transaction of Rp506 billion and Rp801 billion, respectively.

In 2017 and 2016, Telkomsel’s certain equipment units with net carrying amount ofRp816 billion and Rp636 billion, respectively, were exchanged with equipment from Ericsson AB, PT Huawei Tech Investment (“Huawei”) and PT Nokia Solutions and Network Indonesia (“PT NSN”). As of December 31, 2017, Telkomsel’s equipment units with net carrying amount of Rp10 billion are going to be exchanged with equipment from Nokia Siemens Network Oy (“NSN Oy”) and Huawei and, therefore, these equipment units were reclassified as “Non- current assets held for sale”” in the consolidated statements of financial position.

(vi)    The Group owns several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 10-45 years which will expire between 2018 and 2053. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(vii) As of December 31, 2017, the Group’s property and equipment excluding land rights, with net carrying amount of Rp118,198 billion were insured against fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totallingRp11,449 billion, US$64 million, HKD3 million, SGD211 million and MYR37 million and first loss basis amounted to Rp2,760 billion. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

9. PROPERTY AND EQUIPMENT (continued)

c.  Others (continued)

(viii)As of December 31, 2017, the percentage of completion of property under construction was around 67.24% of the total contract value, with estimated dates of completion untilDecember 2018. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(ix)All assets owned by the Company have been pledged as collateral for bonds (Notes 16b.i). Certain property and equipment of the Company’s subsidiaries with cost amounting to Rp9,721 billion have been pledged as collateral under lending agreements(Notes 15 and 16).

(x)As of December 31, 2017,  the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp53,407 billion. The Group is currently performing modernization of network assets to replace the fully depreciated property and equipment.

(xi)In 2017,  the total fair values of land rights and buildings of the Group, which are determined based on the sale value of the tax object (“Nilai Jual Objek Pajak” or “NJOP”) of the related land rights and buildings, amounted to Rp30,344 billion.

(xii) On August 25, 2017 Telkom-1 Satellite experienced technical problems which impacted to customer service disruptions. Therefore, the Company was migrating customers services to the Company’s other satellites (Telkom-3S and Telkom-2), as well as to several third party satellites. This customers services migration process has been completed onSeptember 10, 2017, and the costs incurred on this migration process are recognized in these consolidated statements of profit or loss and other comprehensive income. As of December 31, 2017, the acquisition cost and accumulated depreciation of Telkom-1 Satellite amounting to Rp1,165 billion is presented as part of disposal assets group and classified as “Other non-current assets” in the consolidated statements of financial position.

(xiii)Telkomsel entered into several agreements with tower providers to lease spaces in telecommunication towers (slot) and sites of the towers for a period of 10 years. Telkomsel may extend the lease period based on mutual agreement with the relevant parties. In addition, the Group also has lease commitments for transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets withthe option to purchase certain leased assets at the end of the lease terms.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

9. PROPERTY AND EQUIPMENT (continued)

c.Others (continued)

Future minimum lease payments required for assets under finance lease are as follows:

Years	2017	2016
2017	-	987
2018	1,083	892
2019	969	816
2020	866	771
2021	778	740
2022	605	590
Thereafter	384	364
Total minimum lease payments	4,685	5,160
Interest	(881)	(1,150)
Net present value of minimum lease payments	3,804	4,010
Current maturities (Note 15b)	(794)	(658)
Long-term portion (Note 16)	3,010	3,352

The details of obligations under finance leases as of December 31, 2017 and 2016 are as follows:

	2017	2016
PT Tower Bersama Infrastructure Tbk	1,293	1,465
PT Profesional Telekomunikasi Indonesia	1,120	1,295
PT Solusi Tunas Pratama	212	241
PT Mandiri Utama Finance	198	-
PT Putra Arga Binangun	189	217
PT Mitsubishi UFJ Lease and Finance Indonesia	135	21
PT Bali Towerindo Sentra	100	112
Others (each below Rp75 billion)	557	659
Total	3,804	4,010

10.  OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets as of December 31, 2017 and 2016 are as follows:

	2017	2016
Claim for tax refund - net of current portion (Note 26)	3,085	1,428
Advances for purchases of property and equipment	2,869	5,276
Prepaid rental - net of current portion (Note 7)	2,688	2,280
Frequency license - net of current portion (Note 7)	2,019	320
Prepaid taxes - net of current portion (Note 26)	753	1,228
Deferred charges	413	387
Security deposit	116	144
Others	327	445
Total	12,270	11,508

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

10.  OTHER NON-CURRENT ASSETS (continued)

Prepaid rental covers rent of leased line, telecommunication equipment, land and building under lease agreements of the Group with remaining rental periods ranging from 1 to 40 years.

As of December 31, 2017 and 2016, deferred charges represent deferred Indefeasible Right of Use (“IRU”) Agreement charges. Total amortization of deferred charges for the years endedDecember 31, 2017 and 2016 amounted to Rp46 billion and Rp40 billion, respectively.

Refer to Note 31 for details of related parties transactions.

11.  INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets		Total
Gross carrying amount:
Balance, January 1, 2017	449	7,222	75	607		8,353
Additions	-	1,289	3	21		1,313
Acquisition	232	4	-	-		236
Deductions	(3)	(122)	-	(11	))))	(136)
Reclassifications/translations	2	(6)	6	18		20
Balance, December 31, 2017	680	8,387	84	635		9,786
Accumulated amortization and impairment losses:
Balance, January 1, 2017	(29)	(4,776)	(56)	(403)		(5,264)
Amortization	-	(1,037)	(9)	(48)		(1,094)
Deductions	-	95	-	11		106
Reclassifications/translations	-	4	(6)	(2)		(4)
Balance, December 31, 2017	(29)	(5,714)	(71)	(442)		(6,256)
Net book value	651	2,673	13	193		3,530

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2016	336	6,267	68	580	7,251
Additions	-	925	9	27	961
Deductions	-	-	(2)	-	(2)
Reclassifications/translations	(4)	20	-	-	16
Acquisition	117	10	-	-	127
Balance, December 31, 2016	449	7,222	75	607	8,353
Accumulated amortization and impairment losses:
Balance, January 1, 2016	(29)	(3,748)	(49)	(369)	(4,195)
Amortization	-	(1,027)	(7)	(34)	(1,068)
Deductions	-	-	-	-	-
Reclassifications/translations	-	(1)	-	-	(1)
Balance, December 31, 2016	(29)	(4,776)	(56)	(403)	(5,264)
Net book value	420	2,446	19	204	3,089

(i)

Goodwill resulted from the acquisition of Sigma (2008), Admedika (2010),  data center BDM (2012), Contact Centres Australia Pty. Ltd. (2014),  MNDG (2015), Melon (2016), GSDm (2016), TSGN (2017) and Nutech (2017) (Note 1d).

(ii)

The amortization is presented as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income. The remaining amortization periods of software range from 1-5 years.

(iii)	As of December 31, 2017, the cost of fully amortized intangible assets that are still used in operations amounted to Rp3,847 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

12.  TRADE PAYABLES

	2017	2016
Related parties
Purchases of equipment, materials and services	574	1,223
Payables to other telecommunication providers	322	324
Sub-total	896	1,547
Third parties
Purchases of equipment, materials and services	11,662	9,434
Radio frequency usage charges, concession fees and Universal Service Obligation (“USO”) charges	1,561	1,256
Payables to other telecommunication providers	1,455	1,281
Sub-total	14,678	11,971
Total	15,574	13,518

Trade payables by currency are as follows:

	2017	2016
Rupiah	13,344	11,270
U.S. dollar	2,167	2,196
Others	63	52
Total	15,574	13,518

Refer to Note 31 for details of related parties transactions.

13.  ACCRUED EXPENSES

	2017	2016
Operation, maintenance and telecommunication services	7,093	6,165
General, administrative and marketing expenses	2,684	1,914
Salaries and benefits	2,664	2,993
Interest and bank charges	189	211
Total	12,630	11,283

Refer to Note 31 for details of related parties transactions.

14.  UNEARNED INCOME

a.	Current portion of unearned income

	2017	2016
Prepaid pulse reload vouchers	4,800	4,959
Telecommunication tower leases	300	199
Other telecommunications services	148	189
Others	179	216
Total	5,427	5,563

b.	Non-current portion of unearned income

	2017	2016
Indefeasible Right of Use	205	169
Other telecommunications services	319	256
Total	524	425

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

15.  SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

a.   Short-term bank loans

		2017		2016
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Related parties
BNI	Rp	-	1,252	-	143
Bank Mandiri	Rp	-	45	-	-
Sub-total		-	1,297	-	143
Third parties
UOB	Rp	-	400	-	269
PT Bank DBS Indonesia	Rp	-	408	-	95
Bank CIMB Niaga	Rp	-	83	-	143
SCB	Rp	-	-	-	90
PT Bank Sumitomo Mitsui Indonesia (“Sumitomo”)	Rp	-	80	-	-
Others	Rp	-	21	-	171
Sub-total			992		768
Total			2,289		911

Other significant information relating to short-term bank loans as of December 31, 2017 is as follows:

	Borrower	Currency	Total facility (in billions)	Maturity date	Interest payment period	Interest rate per annum	Security
BNI
November 28, 2012[h,c]	Metra	Rp	150	November 28, 2018	Monthly	1 month JIBOR+2.95%	None
March 13, 2013[g]	Sigma	Rp	2,100	January 9, 2018	Monthly	1 month JIBOR+3.00%	Trade receivables (Note 5) and property and equipment (Note 9)
January 10, 2014[f]	Sigma	Rp	125	January 9, 2018	Monthly	1 month JIBOR+3.00%	Trade receivables (Note 5) and property and equipment (Note 9)
May 15, 2017	Infomedia	Rp	250	May 14, 2018	Monthly	1 month JIBOR+3.00%	Trade receivables (Note 5)
June 7, 2017	ISH	Rp	150	June 6, 2018	Monthly	1 month JIBOR+3.00%	Trade receivables (Note 5)
June 19, 2017	Telkom Infra	Rp	161	August 31, 2018	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 5)
September 28, 2017	Telkom Infra	Rp	70	June 30, 2018	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 5)
November 8, 2017	GSD	Rp	50	November 8, 2018	Monthly	9.00%	Trade receivables (Note 5)
December 19, 2017	Telkom Infra	Rp	80	December 31, 2018	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 5)
Bank Mandiri
October 11, 2017	GSD	Rp	55	September 11, 2018	Monthly	9.00%	Trade receivables (Note 5)
UOB
December 20, 2016[d]	Finnet	Rp	400	December 19, 2018	Monthly	1 month JIBOR+2.25%	None
PT Bank DBS Indonesia
April 12, 2016[e,b]	Sigma	US$	0.02	July 31, 2018	Semi-annually	3.25% (US$) / 10.75% (Rp)	Trade receivables (Note 5)
March 27, 2017	Metra	Rp	250	July 31, 2018	Monthly	1 month JIBOR+2.15%	None
Bank CIMB Niaga
April 28, 2013[a],c	GSD	Rp	85	January 1, 2018	Monthly	10.90%-11.50%	Trade receivables (Note 5) and property and equipment (Note 9)
Sumitomo
December 21, 2017	Metra	Rp	300	January 27, 2018	Monthly	1 month JIBOR+1.50%	None

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

15.  SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

a.	Short-term bank loans (continued)

The credit facilities were obtained by the Company’s subsidiaries for working capital purposes.

a Based on the latest amendment dated November 11, 2014.

b Facility in USD. Withdrawal can be executed in USD and IDR.

c Unsettled loan will be automatically extended.

d Based on the latest amendment dated June 2, 2017.

e Based on the latest amendment dated October 25, 2017.

f Based on the latest amendment dated November 29, 2017.

g Based on the latest amendment dated December 21, 2017.

h Based on the latest amendment dated March 21, 2017.

b.	Current maturities of long-term borrowings

	Notes	2017	2016
Two-step loans	16a	206	225
Bonds and notes	16b	-	1
Bank loans	16c	4,110	3,637
Other borrowings	16d	99	-
Obligations under finance leases	9c.xiii	794	658
Total		5,209	4,521

16.  LONG-TERM LOANS AND OTHER BORROWINGS

	Notes	2017	2016
Two-step loans	16a	892	1,067
Bonds and notes	16b	8,982	9,322
Bank loans	16c	13,894	11,929
Other borrowings	16d	1,196	697
Obligations under finance leases	9c.xiii	3,010	3,352
Total		27,974	26,367

Scheduled principal payments as of December 31, 2017 are as follows:

					Year
	Notes	Total	2019	2020	2021	2022	Thereafter
Two-step loans	16a	892	187	187	171	135	212
Bonds and notes	16b	8,982	-	1,995	-	2,196	4,791
Bank loans	16c	13,894	4,138	3,350	2,222	1,743	2,441
Other borrowings	16d	1,196	199	199	199	199	400
Obligations under finance leases	9c.xiii	3,010	744	699	668	548	351
Total		27,974	5,268	6,430	3,260	4,821	8,195

a. Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained up to July 1994 are payable in rupiah based on the exchange rate at the date of drawdown. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

a. Two-step loans (continued)

		2017		2016
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Overseas banks	Yen	5,375	648	6,143	707
	US$	17	237	22	295
	Rp	-	213	-	290
Total			1,098		1,292
Current maturities (Note 15b)			(206)		(225	))))
Long-term portion			892		1,067

Lenders	Currency	Principal payment schedule	Interest payment period	Interest rate per annum
Overseas banks	Yen	Semi-annually	Semi-annually	2.95%
	US$	Semi-annually	Semi-annually	3.85%
	Rp	Semi-annually	Semi-annually	8.25%

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. The loans will be settled semi-annually and due on various dates through 2024.

The Company had used all facilities under the two-step loans program since 2008.

Under the loan covenants, the Company is required to maintain financial ratios as follows:

a.Projected net revenue to projected debt service ratio should exceed 1.2:1 for the two-step loans originating from Asian Development Bank (“ADB”).

b.Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of December 31, 2017, the Company has complied with the above-mentioned ratios.

b. Bonds and notes

		2017		2016
		Outstanding		Outstanding
Bonds and notes	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Bonds
2010
Series B	Rp	-	1,995	-	1,995
2015
Series A	Rp	-	2,200	-	2,200
Series B	Rp	-	2,100	-	2,100
Series C	Rp	-	1,200	-	1,200
Series D	Rp	-	1,500	-	1,500
Medium Term Notes (“MTN”)
GSD
Series A	Rp	-	-	-	220
Series B	Rp	-	-	-	120
Promissory notes
PT ZTE Indonesia (“ZTE”)	US$	-	-	0	1
Total			8,995		9,336
Unamortized debt issuance cost			(13)		(13)
Total			8,982		9,323
Current maturities (Note 15b)			-		(1)
Long-term portion			8,982		9,322

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Bonds and notes (continued)

i. Bonds

2010

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quarterly	10.20%

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 9c.ix). The underwriters of the bonds are PT Bahana Securities (“Bahana”), PT Danareksa Sekuritas, and PT Mandiri Sekuritas and the trustee is Bank CIMB Niaga.

The Company received the proceeds from the issuance of bonds on July 6, 2010.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband (bandwidth, softswitching, datacom, information technology and others) and infrastructure (backbone, metro network, regional metro junction, internet protocol, and satellite system) and to optimize legacy and supporting facilities (fixed wireline and wireless).

As of December 31, 2017, the rating of the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1.
2.	EBITDA to finance costs ratio should not be less than 5:1.
3.	Debt service coverage is at least 125%.

As of December 31, 2017 the Company has complied with the above-mentioned ratios.

2015

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are secured by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 9c.ix). The underwriters of the bonds are Bahana, PT Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas and the trustee is Bank Permata.

The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband, backbone, metro network, regional metro junction, information technology application and support, and merger and acquisition of some domestic and international entities.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b. Bonds and notes (continued)

i.  Bonds (continued)

As of December 31, 2017, the rating of the bonds issued by Pefindo is idAAA (stable outlook).

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1.
2.	EBITDA to finance costs ratio should not be less than 4:1.
3.	Debt service coverage is at least 125%.

As of December 31, 2017, the Company has complied with the above-mentioned ratios.

ii. MTN

GSD

Notes	Currency	Principal	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	Rp	220	November 14, 2014	November 14, 2019	Semi-annually	11%
Series B	Rp	120	March 6, 2015	March 6, 2020	Semi-annually	11%
Total		340

Based on Agreement of Issuance and Appointment of Monitoring and Insurance Agents of Medium Term Notes (MTN) PT Graha Sarana Duta Year 2014 dated November 13, 2014 as covered by notarial deed No. 30 of Arry Supratno, S.H., GSD will issue MTN with the principle amount up to Rp500 billion in series.

On June 12, 2017, GSD has been fully paid for MTN series A amounted to Rp220 billion and series B amounted to Rp120 billion to PT Mandiri Sekuritas as an Arranger.

iii. Promissory Notes

Supplier	Currency	Principal* (in billions)	Issuance date	Principal payment schedule	Interest payment period	Interest rate per annum
PT Huawei[a]	US$	0.2	April 30, 2013	-	Semi-annually	6 months LIBOR+1.5%
ZTE[b,c]	US$	0.1	August 20, 2009	February 4, 2017	Semi-annually	6 months LIBOR+1.5%

*In original currency

aHas been fully paid on July 30, 2016

bHas been fully paid on February 4, 2017

cBased on the latest amendment on August 15, 2011

Based on Agreement of Frame Supply and Deferred Payment Arrangement between the Company, ZTE and PT Huawei, the promissory notes issued by the Company to ZTE and PT Huawei are vendor financing facilities with no collateral covering 85% of Hand-over Report (Berita Acara Serah Terima) projects with ZTE and PT Huawei.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans

		2017		2016
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Related parties
BNI	Rp	-	4,603	-	3,222
BRI	Rp	-	2,166	-	1,871
Bank Mandiri	Rp	-	1,126	-	1,232
Sub-total			7,895		6,325
Third parties
Syndication of banks	Rp	-	2,250	-	3,650
The Bank of Tokyo-Mitsubishi-UFJ, Ltd.	Rp	-	1,944	-	2,361
Bank CIMB Niaga	Rp	-	1,726	-	1,162
PT Bank Central Asia Tbk	Rp	-	1,100	-	-
Sumitomo	Rp	-	804	-	647
United Overseas Bank Limited (“UOB Singapore”)	US$	49	664	36	484
UOB	Rp	-	500	-	500
ANZ	Rp	-	440	-	240
PT Bank ICBC Indonesia (“ICBC”)	Rp	-	249	-	-
PT Bank DBS Indonesia	Rp	-	144	-	-
Japan Bank for International Cooperation (“JBIC”)	US$	9	128	16	211
Exim Bank of Malaysia Berhad	MYR	37	124	-	-
Others	Rp	-	26	-	37
	MYR	15	50	-	-
Sub-total			10,149		9,292
Total			18,044		15,617
Unamortized debt issuance cost			(40)		(51)
			18,004		15,566
Current maturities (Note 15b)			(4,110)		(3,637)
Long-term portion			13,894		11,929

Other significant information relating to bank loans as of December 31, 2017 is as follows:

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
BNI
March 13, 2013[h]	Sigma	Rp	2,100	116	Monthly (2016-2022)	Monthly	1 month JIBOR+3.00%	Trade receivables (Note 5) and property and equipment (Note 9)
November 20, 2013[j]	The Company	Rp	1,500	375	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.0%	None
January 10, 2014[h]	Sigma	Rp	247	41	Monthly (2016-2022)	Monthly	1 month JIBOR+3.00%	Trade receivables (Note 5) and property and equipment (Note 9)
November 3, 2014[c]	Telkom Infratel	Rp	1,050	186	Quarterly (2015-2019)	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 5)
June 10, 2015	Metra	Rp	44	15	Semi-annually (2015-2018)	Monthly	1 month JIBOR+2.95%	Trade receivables (Note 5) and property and equipment (Note 9)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

Other significant information relating to bank loans as of December 31, 2017 is as follows:

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
BNI (continued)
October 12, 2015	Telkom Akses	Rp	1,400	350	Semi-annually (2016-2019)	Quarterly	3 months JIBOR+2.90%	Trade receivables (Note 5), inventories (Note 6), and property and equipment (Note 9)
March 24, 2017e&g	Dayamitra	Rp	1,005	-	Semi-annually (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
March 24, 2017[e]	GSD	Rp	150	-	Quarterly(2019-2024)	Quarterly	3 months JIBOR+1.85%	None
March 24, 2017[e]	The Company	Rp	650	-	Semi-annually (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
November 13, 2017	Telkom Akses	Rp	400	-	Monthly (2018-2021)	Monthly	3 months JIBOR+2.50%	Trade receivables (Note 5), inventories (Note 6), and property and equipment (Note 9)
BRI
October 30, 2013	GSD	Rp	70	10	Monthly (2014-2021)	Monthly	10.00%	Trade receivables (Note 5), property and equipment (Note 9) and lease agreement
October 30, 2013	GSD	Rp	34	5	Monthly (2014-2021)	Monthly	10.00%	Trade receivables (Note 5), property and equipment (Note 9) and lease agreement
November 20, 2013	The Company	Rp	1,500	375	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
December 18, 2015	Dayamitra	Rp	800	75	Semi-annualy (2017-2020)	Quarterly	3 months JIBOR+2.70%	Property and equipment (Note 9)
March 24, 2017[e]	The Company	Rp	500	-	Semi-annualy (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
March 24, 2017[e]	Dayamitra	Rp	500	-	Semi-annualy (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
November 20, 2013	The Company	Rp	1,500	375	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
Bank Mandiri
November 20, 2013	The Company	Rp	1,500	375	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
September 27, 2016	Patrakom	Rp	70	9	Quarterly (2017-2019)	Monthly	9.50%	Trade receivables (Note 5) and property and equipment (Note 9)
March 24, 2017[e]	Dayamitra	Rp	500	-	Semi-annually (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
March 24, 2017[e]	TII	Rp	195	-	Semi-annualy (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
Syndication of banks
March 13, 2015 (BNI dan BCA)d,[k]	The Company	Rp	2,900	483	Semi-annually (2016-2022)	Quarterly	3 months JIBOR+2.00%	All assets
March 13, 2015 (BNI dan BCA)d,[k]	GSD	Rp	100	17	Semi-annually (2016-2022)	Quarterly	3 months JIBOR+2.00%	All assets

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)
	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
The Bank of Tokyo - Mitsubishi UFJ, Ltd. (continued)
October 9, 2014	Dayamitra	Rp	600	160	Quarterly (2016-2019)	Quarterly	3 months JIBOR+2.40%	Trade receivables (Note 5) and property and equipment (Note 9)
March 13, 2015[d]	Metra	Rp	400	68	Quartely (2016-2020)	Quartely	3 months JIBOR+1.50%	None
March 13, 2015[d]	Infomedia	Rp	250	28	Quartely (2016-2020)	Quartely	3 months JIBOR+1.50%	None
March 13, 2015[d]	Dayamitra	Rp	100	17	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
November 2, 2015	Dayamitra	Rp	400	80	Quarterly (2017-2020)	Quarterly	3 months JIBOR+2.60%	Trade receivables (Note 5) and property and equipment (Note 9)
October 3, 2016	Dayamitra	Rp	500	-	Semi-annually (2019-2024)	Quarterly	3 months JIBOR+2.25%	Property and equipment (Note 9) and lease agreement
March 30, 2017[f]	Dayamitra	Rp	97.5	-	Quarterly (2018-2024)	Quarterly	3 months JIBOR+1.50%	None
March 30, 2017[f]	GSD	Rp	202.5	-	Quarterly (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
March 30, 2017[f]	Metra	Rp	100	-	Quarterly (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
Bank CIMB Niaga
March 31, 2011	GSD	Rp	24	3	Monthly (2011-2020)	Monthly	9.75%	Property and equipment (Note 9) and lease agreement
March 31, 2011	GSD	Rp	13	2	Monthly (2011-2019)	Monthly	9.75%	Property and equipment (Note 9) and lease agreement
September 9, 2011	GSD	Rp	41	4	Monthly (2011-2021)	Monthly	9.75%	Property and equipment (Note 9) and lease agreement
September 20, 2012 [i]	TLT	Rp	1,200	13	Monthly (2015-2030)	Quarterly	3 months JIBOR+3.45%	Property and equipment (Note 9)
September 20, 2012	TLT	Rp	118	1	Monthly (2015-2030)	Monthly	9.00%	Property and equipment (Note9)
September 20, 2012 [i]	TLT	Rp	100	1	Monthly (2017-2030)	Monthly	3 months JIBOR+3.45%	Property and equipment (Note9)
March 30, 2017	GSD	Rp	200	-	Monthly (2018-2024)	Quartely	3 months JIBOR+1.50%	None
March 30, 2017[f]	Metra	Rp	295	-	Monthly (2018-2022)	Quartely	3 months JIBOR+1.50%	None
BCA
March 30, 2017[f]	Metra	Rp	170	-	Quartely (2018-2022)	Quartely	3 months JIBOR+1.50%	None
May 5, 2017[a]	Telkomsel	Rp	3,000	-	Monthly (2017-2019)	Quartely	3 months JIBOR+1.00%	None
Sumitomo
March 13, 2015 [d]	Metra	Rp	400	68	Quartely (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 13, 2015 [d]	Infomedia	Rp	250	28	Quartely (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 13, 2015[d]	Dayamitra	Rp	100	17	Quartely (2016-2020)	Quarterly	3 months JIBOR+2.15%	None

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

d.	Bank loans (continued)

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
Sumitomo (continued)
March 30, 2017[f]	Dayamitra	Rp	97.5	-	Quartely (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
March 30, 2017[f]	GSD	Rp	202.5	-	Quartely (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
March 30, 2017[f]	Metra	Rp	100	-	Quartely (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
UOB Singapore
September 9, 2016	TII	US$	0.06	-	Semi-annually (2019-2022)	Quarterly	3 months LIBOR+1.50%	None
UOB
September 22, 2016	Dayamitra	Rp	500	-	Semi-annually (2018-2024)	Quarterly	3 months JIBOR+2.20%	Property and equipment (Note 9)
ANZ
March 13, 2015[d]	GSD	Rp	249.5	-	June 13, 2020	Quarterly	3 months JIBOR+2.00%	None
March 13, 2017[d]	PINS	Rp	500	-	May 31, 2022	Quarterly	3 months JIBOR+2.00%	None
ICBC
April 5, 2017	GSD	Rp	272	23	Quartely (2019-2024)	Quarterly	3 months JIBOR+2.36%	Trade receivables (Note 5) and property and equipment (Note 9)
DBS
December 23, 2016	Nutech	Rp	6	1	Monthly (2017-2021)	Monthly	13.00%	Trade receivables (Note 5) and property and equipment (Note 9)
March 30, 2017[f]	Dayamitra	Rp	100	-	Quartely (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
March 30, 2017[f]	Patrakom	Rp	130	-	Quartely (2018-2022)	Quarterly	7.50%	None
JBIC
March 28, 2013[b]	The Company	US$	0.03	0.006	Semi-annually (2014-2019)	Semi-annually	2.18% and 6 months LIBOR+1.20%	None
Exim Bank of Malaysia Berhad
March 23, 2016	TSGN	MYR	0.06	0.01	Monthly (2016-2020)	Monthly	ECOF+1.89%	Trade receivables (Note 5)

As stated in the agreements, the Group is required to comply with all covenants or restrictionssuch as dividend distribution, obtaining new loans, and maintaining financial ratios.As of December 31, 2017, the Group has complied with all covenants or restrictions, except for certain loans. As of December 31, 2017, the Group obtained waiver from lenders to not demand the loan payment as consequence of the breach of covenants.

The credit facilities were obtained by the Group for working capital purposes.

*  In original currency

aTelkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of covenants and negative covenants as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of December 31, 2017 Telkomsel has complied with the above covenants.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

b In connection with the agreement with NEC Corporation Consortium and TE SubCom, the Company entered into a loan agreement with JBIC, for the procurement of goods and services from NEC Corporation Consortium and TE SubCom for the Southeast Asia Japan Cable System project. The facilities consist of facilities A and B amounting to US$18.8 million and US$12.5 million, respectively.

cBased on the latest amendment on May 30, 2017.

dOn  March 13, 2015, the Company, GSD, Metra and Infomedia entered into several credit facilities agreements with PT Bank Sumitomo Mitsui Indonesia, The Bank of Tokyo - Mitsubishi UFJ, Ltd., ANZ and syndication of banks (BCA and BNI) amounting to Rp750 billion, Rp750 billion, Rp500 billion, and Rp3,000 billion, respectively.  As of December 31, 2017the unused facilities for PT Bank Sumitomo Mitsui Indonesia, The Bank of Tokyo - Mitsubishi UFJ, Ltd. and ANZ amounted to Rp82.5 billion, Rp82.5 billion dan Rp60 billion, respectively.

eOn March, 24, 2017, the Company, Dayamitra, Sigma, GSD and Telin entered several credit agreements with BRI, BNI, and Bank Mandiri amounting to Rp1,000 billion, Rp1,500 billion and Rp1,500 billion, respectively. As of December 31,2017, the unused facilities for BNI and Bank Mandiri amounted to Rp200 billion and Rp805 billion, respectively.

f   On March 30, 2017, The Company, GSD, Metra, Dayamitra, PINS, and Patrakom entered into several credit agreements with The Bank of Tokyo - Mitsubishi UFJ Ltd, PT Bank Sumitomo Mitsui Indonesia, PT Bank DBS Indonesia, Bank CIMB Niaga, and BCA amounting to Rp800 billion, Rp800 billion, Rp900 billion, Rp495 billion and Rp850 billion, respectively.As of December 31, 2017, the unused facilities for The Bank of Tokyo - Mitsubishi UFJ Ltd, PT Bank Sumitomo Mitsui Indonesia, PT Bank DBS Indonesia, Bank CIMB Niaga, and BCA amounted to Rp529 billion, Rp529 billion, Rp759 billion, Rp195 billion and Rp750 billion, respectively.

g     Based on the latest amendment on September 26, 2017.

h   Based on the latest amendment on December 21, 2017.

i      Based on the latest amendment on October 20, 2016.

j   Based on the latest amendment on April 10, 2017

k    Based on the latest amendment on May 9, 2017.

d.	Other borrowing

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
PT Sarana Multi Infrastruktur
October 12, 2016	Dayamitra	Rp	700	-	Semi-annually (2018-2024)	Quarterly	3 months JIBOR+2.20%	Property and equipment (Note 9)
March 29, 2017	Dayamitra	Rp	600	-	Semi-annually (2018-2024)	Quarterly	3 months JIBOR+2.20%	Property and equipment (Note 9)

Under the agreement, Dayamitra is required to comply with all covenants or restrictions, including maintaining financial ratios as follows :

1.	Debt to equity ratio should not exceed 5:1.
2.	Net debt to EBITDA ratio should not exceed 4:1.
3.	Minimal debt service coverage at least 100%.

As of December 31, 2017, Dayamitra has complied with the above-mentioned ratios.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

17.  NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	2017	2016
Non-controlling interests in net assets of subsidiaries:
Telkomsel	18,944	20,778
GSD	186	141
Metra	115	208
TII	172	33
Total	19,417	21,160

	2017	2016
Non-controlling interests in net income (loss) of subsidiaries:
Telkomsel	10,637	9,867
Metra	(82)	(39)
TII	6	(3)
GSD	(5)	(5)
Total	10,556	9,820

Material partly-owned subsidiary

As of December 31, 2017 and 2016, the non-controlling interest holds 35% ownership interest in Telkomsel which is considered material to the company (Note 1d).

The summarized financial information of Telkomsel below is provided based on amounts before elimination of inter-company balances and transactions.

Summarized statements of financial position

	2017	2016
Current assets	21,098	28,818
Non-current assets	64,650	60,963
Current liabilities	(23,031)	(21,891)
Non-current liabilities	(8,587)	(8,520)
Total equity	54,130	59,370
Attributable to:
Equity holders of parent company	35,186	38,592
Non-controlling interest	18,944	20,778

Summarized statements of profit or loss and other comprehensive income

	2017	2016
Revenues	93,217	86,725
Operating expenses	(53,183)	(49,751)
Other income - net	380	483
Profit before income tax	40,414	37,457
Income tax expense - net	(10,018)	(9,263)
Profit for the year from continuing operations	30,396	28,194
Other comprehensive income - net	(392)	(222)
Net comprehensive income for the year	30,004	27,972
Profit for the year attributable to non-controlling interest	10,637	9,867
Dividend paid to non-controlling interest	12,334	7,036

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

17.  NON-CONTROLLING INTERESTS (continued)

Summarized statements of cash flows

	2017	2016
Operating activities	39,564	42,827
Investing activities	(13,984)	(12,794)
Financing activities	(34,720)	(24,132)
Net increase (decrease) in cash and cash equivalents	(9,140)	5,901

18.   CAPITAL STOCK

	2017
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share Government	1	0	0
Series B shares Government	51,602,353,560	52.09	2,580
The Bank of New York Mellon Corporation*	6,078,374,280	6.14	304
Commissioners (Note 1b):
Hendri Saparini	414,157	0	0
Hadiyanto	875,297	0	0
Rinaldi Firmansyah	147,100	0	0
Directors (Note 1b):
Alex Janangkih Sinaga	920,349	0	0
Herdy Rosadi Harman	828,012	0	0
Abdus Somad Arief	828,314	0	0
Dian Rachmawan	888,854	0	0
Public (individually less than 5%)	41,376,586,676	41.77	2,069
Total	99,062,216,600	100.00	4,953
Treasury stock (Note 20)	1,737,779,800	0	87
Total	100,799,996,400	100.00	5,040

	2016
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share Government	1	0	0
Series B shares Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	7,000,589,980	7.07	350
Commissioners (Note 1b):
Hendri Saparini	414,157	0	0
Dolfie Othniel Fredric Palit	372,741	0	0
Hadiyanto	875,297	0	0
Directors (Note 1b):
Alex Janangkih Sinaga	920,349	0	0
Indra Utoyo	1,972,644	0	0
Honesti Basyir	1,945,644	0	0
Herdy Rosadi Harman	828,012	0	0
Abdus Somad Arief	828,314	0	0
Dian Rachmawan	888,854	0	0
Public (individually less than 5%)	40,450,227,048	40.84	2,023
Total	99,062,216,600	100.00	4,953
Treasury stock (Note 20)	1,737,779,800	0	87
Total	100,799,996,400	100.00	5,040

* The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

18.  CAPITAL STOCK (continued)

The Company issued only 1 Series A Dwiwarna share which is held by the Government and can not be transferred to any party, and has a veto in the General Meeting of Stockholders of the Companywith respect to election and removal of the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

19.  ADDITIONAL PAID-IN CAPITAL

	2017	2016
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446	1,446
Excess of value over cost of selling 215,000,000 shares under the treasury stock plan phase II (Note 20)	576	576
Excess of value over cost of selling 211,290,500 shares under the treasury stock plan phase I (Note 20)	544	544
Difference in value arising from restructuring transactions between entities under common control (Note 20)	478	478
Excess of value over cost of treasury stock transferred to employee stock ownership program (Note 20)	228	228
Excess of value over cost of selling 22,363,000 shares under the treasury stock plan phase III (Note 20)	36	36
Excess of value over cost of selling 864,000,000 shares under the treasury stock plan phase IV (Note 20)	1,996	1,996
Capitalization into 746,666,640 Series B shares in 1999	(373)	(373)
Net	4,931	4,931

Difference in value arising from restructuring and other transactions of entities under common control amounting Rp478 billion arose from the early termination of the Company’s exclusive rights to provide local and inter-local fixed line telecommunication services, for which the Company is required by the Government to use the funds received from this compensation for the development of telecommunication infrastructure. As of December 31, 2017 and 2016, the accumulated development of the related infrastructure amounting to  Rp537 billion, respectively.

20.  TREASURY STOCK

			Maximum Purchase
Phase	Basis	Period	Number of Shares	Amount
I	EGM	December 21, 2005 - June 20, 2007	1,007,999,964	Rp5,250
II	AGM	June 29, 2007 - December 28, 2008	215,000,000	Rp2,000
III	AGM	June 20, 2008 - December 20, 2009	339,443,313	Rp3,000
-	BAPEPAM - LK	October 13, 2008 - January 12, 2009	4,031,999,856	Rp3,000
IV	AGM	May 19, 2011 - November 20, 2012	645,161,290	Rp5,000

Movements in treasury stock as a result of the repurchase of shares are as follows:

	2017			2016
	Number of shares	%	Rp	Number of shares	%	Rp
Beginning balance	1,737,779,800	1.72	2,541	2,601,779,800	2.58	3,804
Sale of treasury stock	-	-	-	(864,000,000)	(0.86)	(1,263)
Ending balance	1,737,779,800	1.72	2,541	1,737,779,800	1.72	2,541

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

20.  TREASURY STOCK  (continued)

Pursuant to the AGM of Stockholders of the Company held on June 11, 2010, the stockholders approved the change in the Company’s plan for treasury stock phases I, II, and III to become: (i) for reissuance inside or outside stock exchange, (ii) for retirement of the stock by deducting from equity, (iii) for equity stock conversion and (iv) for funding purposes.

Pursuant to the AGM of Stockholders of the Company held on May 19, 2011, the stockholders approved to execute the repurchase plan for treasury stock phase IV.

In 2012, the Company bought back 237,270,500 shares (equivalent to 1,186,352,500 shares after stock split) from the public (part of stock repurchase program phase IV) for Rp1,744 billion.

In the AGM on April 19, 2013, the Company's stockholders approved the change to the plan for the treasury stock phase III, which was decided to be used for the implementation of the Employee Stock Ownership Program (“ESOP”) for the year 2013.

On July 30, 2013, the Company resold 211,290,500 shares (equivalent to 1,056,452,500 shares after stock split) of treasury stock phase I with fair value amounting to Rp2,368 billion (net of related costs to sell the shares). The excess amounting to Rp544 billion in value of the treasury shares sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

On June 13,  2014, the Company resold 215,000,000 shares (equivalent to 1,075,000,000 shares after stock split) of treasury stock phase II with fair value amounting to Rp2,541 billion (net of related costs to sell the shares). The excess amounting to Rp576 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

On December 21, 2015, the Company resold 4,472,600 shares (equivalent to 22,363,000 shares after stock split) of treasury stock phase III with fair value amounting to Rp68 billion (net of related costs to sell the shares). The excess amounting to Rp36 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

On June 29, 2016, the Company resold 172,800,000 shares (equivalent to 864,000,000 shares after stock split) of treasury stock phase IV with fair value of Rp3,259 billion (net of related costs to sell the shares). The excess amounting to Rp1,996 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

21.  OTHER EQUITY

	2017	2016
Effect of change in equity of associated companies	386	386
Unrealized holding gain on available-for-sale securities	58	38
Translation adjustment	527	503
Difference due to acquisition of non controlling interests in subsidiaries	(637)	(637)
Other equity components	53	49
Total	387	339

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

22.  REVENUES

	2017	2016
Telephone revenues
Cellular
Usage charges	37,176	38,238
Monthly subscription charges	70	259
	37,246	38,497
Fixed lines
Monthly subscription charges	3,260	3,311
Usage charges	3,032	3,847
Call center	290	290
Others	83	94
	6,665	7,542
Total telephone revenues	43,911	46,039
Interconnection revenues	5,175	4,151
Data, internet, and information technology service revenues
Celullar internet and data	37,961	28,308
Internet, data communication and information technology services	15,085	13,073
Short Messaging Services (“SMS”)	13,192	15,980
Pay TV	1,944	1,546
Others	353	64
Total data, internet, and information technology service revenues	68,535	58,971
Network revenues	1,873	1,444
Other revenues
Sales of peripherals	2,292	1,490
Call center service	970	678
Telecommunication tower leases	796	733
Power supply	560	29
CPE and terminal	536	192
E-payment	505	424
E-health	470	415
Others	2,633	1,767
Total other revenues	8,762	5,728
Total revenues	128,256	116,333

The detail of net revenues received by the Group from agency relationships for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Gross revenues	39,111	29,319
Compensation to value added service providers	(1,150)	(1,011)
Net revenues	37,961	28,308

Refer to Note 31 for details of related parties transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

23.  PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2017	2016
Salaries and related benefits	7,821	7,476
Vacation pay, incentives and other benefits	3,339	3,865
Pension benefit cost (Note 29)	1,700	1,068
Net periodic post-employment health care benefit cost (Note 29)	276	163
Long Service Awards (“LSA”) expense (Note 30)	255	237
Other employee benefit cost (Note 29)	62	82
Other post-employment benefit cost (Note 29)	42	48
Early retirement program	-	628
Others	34	45
Total	13,529	13,612

Refer to Note 31 for details of related parties transactions.

24. OPERATION, MAINTENANCE AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance and telecommunication service expenses is as follows:

	2017	2016
Operation and maintenance	19,929	17,047
Radio frequency usage charges (Note 34c.i)	4,276	3,687
Cost of IT services	2,648	1,563
Leased lines and CPE	2,607	2,578
Concession fees and USO charges	2,249	2,217
Cost of sales of handset (Note 6)	1,544	1,481
Electricity, gas and water	1,037	960
Cost of SIM cards and vouchers (Note 6)	914	624
Tower leases	472	322
Vehicles rental and supporting facilities	301	367
Insurance	294	256
Others	332	161
Total	36,603	31,263

Refer to Note 31 for details of related parties transactions.

25.  GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2017	2016
Provision for impairment of receivables (Note 5d)	1,494	743
General expenses	1,449	1,626
Training, education and recruitment	531	399
Professional fees	498	594
Travelling	475	436
Meeting	241	207
Social contribution	197	134
Collection expenses	135	152
Others	240	319
Total	5,260	4,610

Refer to Note 31 for details of related parties transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.  TAXATION

a. Claims for tax refund

	2017	2016
The Company
Corporate income tax	610	473
Value Added Tax (“VAT”)	1,338	335
Subsidiaries
Corporate income tax	174	66
VAT	1,871	1,146
Total claims for tax refund	3,993	2,020
Current portion	(908)	(592)
Non-current portion (Note 10)	3,085	1,428

b. Prepaid taxes

	2017	2016
The Company
Income tax
Article 19 - Revaluation of fixed assets (Note 26f)	-	538
Article 22 - Withholding tax on goods delivery and imports	1	-
Article 23 - Withholding tax on services	44	-
VAT	629	1,075
Subsidiaries
Corporate income tax	1	62
Income tax
Article 23 - Withholding tax on services	17	52
VAT	2,008	1,639
Total prepaid taxes	2,700	3,366
Current portion	(1,947)	(2,138)
Non-current portion (Note 10)	753	1,228

c.	Taxes payable

	2017	2016
The Company
Income taxes
Article 4 (2) - Final tax	26	29
Article 21 - Individual income tax	81	141
Article 22 - Withholding tax on goods delivery and imports	3	2
Article 23 - Withholding tax on services	29	42
Article 25 - Installment of corporate income tax	1	-
Article 26 - Withholding tax on non-resident income	1	136
VAT
VAT - Tax collector	372	297
	513	647

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.  TAXATION

c.	Taxes payable (continued)

	2017	2016
Subsidiaries
Income taxes
Article 4 (2) - Final tax	85	63
Article 21 - Individual income tax	129	121
Article 22 - Withholding tax on goods delivery and imports	3	2
Article 23 - Withholding tax on services	115	93
Article 25 - Installment of corporate income tax	37	136
Article 26 - Withholding tax on non-resident income	303	16
Article 29 - Corporate income tax	763	1,100
VAT	842	776
	2,277	2,307
Total Taxes Payable	2,790	2,954

d. The components of income tax expense (benefit) are as follows:

	2017	2016
Current
The Company	586	671
Subsidiaries	10,771	10,067
	11,357	10,738
Deferred
The Company	(1,603)	(844)
Subsidiaries	204	(877)
	(1,399)	(1,721)
Net income tax expense	9,958	9,017

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 20% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2017	2016
Profit before income tax	42,659	38,189
Less: income subject to final tax - net	(1,491)	(1,684)
	41,168	36,505
Income tax expense calculated at the Company’s applicable statutory tax rate of 20%	8,234	7,301
Difference in applicable statutory tax rate for subsidiaries	2,046	1,904
Non-deductible expenses	761	491
Final income tax expense	591	345
Deffered tax assets that cannot be utilized - net	(6)	56
Deffered tax assets on fixed asset revaluation for tax purpose	(1,796)	(1,415)
Others	128	335
Net income tax expense - net	9,958	9,017

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.  TAXATION (continued)

d. The components of income tax expense (benefit) are as follows (continued):

The reconciliation between the profit before income tax and the estimated taxable income of the Company for the years ended December 31, 2017 and 2016 is as follows:

	2017	2016
Profit before income tax	42,659	38,189
Add back consolidation eliminations	21,445	24,613
Consolidated profit before income tax and eliminations	64,104	62,802
Less: profit before income tax of the subsidiaries	(43,702)	(40,166)
Profit before income tax attributable to the Company	20,402	22,636
Less: income subject to final tax	(462)	(670)
	19,940	21,966
Temporary differences:
Provision for impairment and trade receivables written-off	1,030	(43)
Net periodic pension and other post-retirement benefits costs	985	513
Provision for personnel expenses	188	560
Valuation of fair value of put option and long-term investment	-	172
Provision for onerous contracts	-	(547)
Depreciation and gain on sale of property and equipment	(3,120)	(1,880)
Provision for impairment of assets	(1,012)	(1,186)
Deferred installation fee	(4)	50
Finance leases	(3)	(337)
Other provisions	(76)	(106)
Net temporary differences	(2,012)	(2,804)
Permanent differences:
Net periodic post-retirement health care benefit costs	276	163
Employee benefits	264	302
Donations	194	162
Gain on transfer business to under common control entities	86	-
Trade receivables written-off	-	590
Equity in net income of associates and subsidiaries	(20,635)	(19,445)
Others	1,026	769
Net permanent differences	(18,789)	(17,459)
Taxable income of the Company	(861)	1,703
Current corporate income tax expense	-	340
Final income tax expense	586	331
Total current income tax expense of the Company	586	671
Current income tax expense of the subsidiaries	10,771	10,067
Total current income tax expense	11,357	10,738

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.  TAXATION (continued)

d. The components of income tax expense (benefit) are as follows (continued):

Tax Law No. 36/2008 which is futher regulated in Government Regulation No. 81/2007 as amended by Government Regulation No. 77/2013 and lastly by Government Regulation No.56/2015 stipulates a reduction of 5% from the top rate applicable to qualifying listed companies, for those whose stocks are traded in the IDX which meet the prescribed criteria that the public owns 40% or more of the total fully paid and traded shares, and such shares are owned by at least 300 parties, with each party owning less than 5% of the total paid-up shares. These requirements must be met by a company for a period of 183 days in one tax year. The Company has met all of the required criteria; therefore, for the purpose of calculating income tax expense and liabilities for the financial reporting the years ended December 31, 2017 and 2016, the Company has reduced the applicable tax rate by 5%.

The Company applied the tax rate of 20% for the years ended December 31, 2017 and 2016.The subsidiaries applied the tax rate of 25% for the years ended  December 31, 2017 and 2016.

The Company will submit the above corporate income tax computation in its income tax return (“Surat Pemberitahuan Tahunan” or Annual Tax Return) for fiscal year 2017 that will be reported to the tax office based on prevailing regulations. The amount of corporate income tax for the year ended December 31, 2016 agreed with what was reported in the annual tax return.

e. Tax assessment

(i)The Company

On November 15, 2013, the Company received Tax Underpayment Assessment Letters  (“SKPKBs”) for VAT for the period January  to September and November 2007 amounting to Rp142 billion.  On January 20, 2014, the Company filed its objection to the Tax Authorities, and in December 2014, Tax Authorities issued a decision which rejected the objections.  The Company accepted  the assessment on the underpayment of VAT amounting to Rp22 billion (including penalty of Rp10 billion). The accepted portion was charged to the 2014 consolidated statement of profit or loss and other comprehensive income. The portion of Interconnection VAT amounting to Rp120 billion (including penalty of Rp39 billion) is recognized as claim for tax refund. On March 12, 2015, the Company has filed an appeal to the Tax Court.

On August 1 and 2, 2017, the Tax Court issued a verdict regarding to VAT international incoming call interconnection appeal process. The verdict stated that the international incoming call interconnection is the taxable services and categorized as export service that subject to 0% tariff rate and granted all the Company’s appeal. In September 2017, the Company received tax refund amounting to Rp115 billion and for remaining balance amounting to Rp5 billion has been compensated to withholding tax article 21 tax collection letters.

On October 26 and November 23, 2017, the Company received a notification from Tax Court that Tax Authorities filed a request for judicial review. On November 23 and December 21, 2017, the Company has sent an answer regarding contra memorandum for judicial review of VAT international incoming call interconnection and as of the date approval and authorization for the of issuance of these financial statements, the judicial review is still in process.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.  TAXATION (continued)

e. Tax assessment (continued)

(i)   The Company (continued)

In November, 2014, the Company received SKPKBs from the Tax Authorities for fiscal year 2011. Based on the letters, the Company received VAT underpayment assessment for the tax period January to December 2011 amounting to Rp182.5 billion (including penalty of Rp60 billion) and corporate income tax underpayment amounting to Rp2.8 billion (including penalty of Rp929 million). The accepted portion amounting to Rp4.7 billion (including penalty of Rp2 billion) was charged to the 2014 consolidated financial statement of profit or loss and other comprehensive income and the portion of VAT international incoming call interconnection amounting to Rp178 billion (including penalty of Rp58 billion) is recognized as claim for tax refund. On January 7, 2015, the Company filed an objection and on October 20, 2015, Tax Authorities issued a rejection regarding this objection. On January 20, 2016, the Company filed an appeal on the decision of its objection.

On 4 and 5 April, 2017, the Tax Court issued verdict regarding this appeal. The verdict stated that the international incoming call interconnection is the taxable services from outside the Indonesia customs teritory and categorized as export service that subject to 0% tariff rate and granted all the Company’s appeal for the tax period January and September to December 2007. Tax Court rejected the Company’s appeal for the tax period February to August 2011 since the Company did not meet the administrative requirement. Regarding this rejection, on June 19 and 21, 2017, the Company filed the request for judicial review. As of the date of approval and authorization for the issuance of these consolidated financial statements, the judicial review is still in process.

On May 3, 2016, the Tax Authorities issued Field Tax Audit Notification Letter for tax period January to December 2012. Based on the letters, the Company received underpayment assessment of corporate income tax amounting to Rp991.6 billion (including penalty of Rp321.6 billion), VAT underpayment amounting to Rp467 billion (including penalty of Rp153.5 billion), self-assessed offshore VAT underpayment amounting to Rp1.2 billion (including penalty of Rp392 million), VAT underpayment on tax collected amounting to Rp57 billion (including penalty of Rp18.5 billion), tax collection letter (“STP”) for VAT amounting to Rp37.5 billion, withholding tax article 21 underpayment amounting to Rp16.2 billion (including penalty of Rp5.3 billion), final withholding tax article 21 underpayment amounting to Rp1.2 billion (including penalty of Rp407 million), withholding tax article 23 underpayment amounting to Rp63.5 billion (including penalty of Rp20.6 billion), withholding tax article 4(2) underpayment amounting to Rp25 billion (including penalty of Rp8.1 billion) and withholding tax article 26 underpayment amounting to Rp197.6 billion (including penalty of Rp64 billion). The Company has agreed to the recalculation of input tax credit on international incoming call interconnection services amounting to Rp35 billion, corporate income tax amounting to Rp613 million and withholding tax article 26 amounting to Rp311.5 million that have been charged in the consolidated statement of profit or loss and other comprehensive income for fiscal year 2016. The Company filed an objection regarding to the remaining assessments on November 16, 2016.

On March 1, 2017 and May 9, 2017, the Company received the Decision Letter of the Director General of Taxes for the underpayment of self-assessed offshore VAT amounting to Rp1.8 million (including penalty of Rp0.6 million) and the underpayment of VAT on tax collected amounting to Rp4.4 billion (including penalty of Rp1.4 billion). The Company decided to accept the decision.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.  TAXATION (continued)

e. Tax assessment (continued)

(i)   The Company (continued)

On October 19, 2017, the Tax Authorities issued Objection Decision Letter regarding to underpayment of withholding tax article 21 Rp20.7 billion (including penalty of Rp6.7 billion), underpayment of final withholding tax article 21 amounting to Rp23.8 billion (including penalty of Rp7.7 billion), underpayment of withholding tax article 23 amounting to Rp115.7 billion (including penalty of Rp37.5 billion), underpayment of withholding tax article 4(2) amounting to Rp25 billion (including penalty of Rp8.1 billion), underpayment of wihtholding tax article 26 amounting to Rp197.6 billion (including penalty of Rp64.1 billion) and underpayment of corporate income tax amounting to Rp496.4 billion (including penalty of Rp161 billion). On October 30 dan 31, 2017, the Tax Authorities issued Objection Decision Letter for VAT from the tax period January to December 2012 with total of Rp429.3 billion (including penalty of Rp141.2 billion). On January 17 and 26, 2018, the Company filed an appeal on the rejection of its objection. As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process.

On August 23, 2016, the Tax Authority issued Field Tax Audit Notification Letter for tax period January to December 2015 regarding overpayment of corporate income tax amounting to Rp414 billion. Based on audit result, on April 25, 2017, the Tax Authorities issued Tax Overpayment Assessment Letter  (“SKPLB”) for overpayment of corporate income tax amounting to Rp147 billion, underpayment of VAT amounting to Rp13 billion (including penalty of Rp4 billion),  underpayment of VAT on tax collected amounting to Rp6 billion (including penalty of Rp1.5 billion), underpayment of self-assessed offshore VAT amounting to Rp55 billion (including penalty of Rp17 billion), including tax collection of VAT amounting to Rp34 billion, VAT on tax collected amounting to Rp7 billion and self-assessed offshore VAT amounting to Rp8 billion.

The Company accepted tax audit decision amounting to Rp17 billion for corporate income tax, to transfer tax calculation on realisation compensation of Flexi migration amounting to Rp42 billion in Annual Tax Return of Corporate Income Tax Fiscal Year 2016, SKPKBs and Tax Collection Letter of VAT amounting to Rp26 billion. The accepted portion was charged to the consolidated financial statement of profit or loss and other comprehensive income.

On 24 July, 2017, the Company filed Objection Letter to the Tax Authorities for corporate income tax amounting to Rp210.5 billion and self-assessed offshore VAT amounting to Rp55 billion. As of the date of approval and authorization for the issuance of these consolidated financial statements, the objection is still in process.

On August 25, 2017, the Tax Authority issued Field Tax Audit Notification Letter for tax periods January to December 2016 for all taxes. This audit is related to claim for tax refund of overpayment corporate income tax fiscal year 2016. As of the date of approval and authorization for the issuance of these consolidated financial statements, the audit is still in process.

On September 11, 2017 and January 9, 2018, the Tax Authorities issued Field Tax Audit Notification Letter for tax period December 2014 regarding claim for tax refund  overpayment of VAT correction for tax period November and December 2014 amounting to Rp129 billion and Rp86.7 billion, respectively.  As of the date of approval and authorization for the issuance of these consolidated financial statements, the audit is still in process.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.  TAXATION (continued)

e. Tax assessment (continued)

(ii)  Telkomsel

In December 2013, the Tax Court accepted Telkomsel’s appeal on the 2006 VAT and withholding taxes totaling Rp116 billion. In February 2014, Telkomsel received the refund. On July 3, 2015, in response to Telkomsel’s letter claiming for interest income related to favorable 2006 VAT and withholding tax verdicts, the Tax Authorities informed Telkomsel that the claim cannot be granted since the Tax Authorities filed a request for judicial review to the Supreme Court (“SC”). On August 19, 2016, Telkomsel received a notification from the Tax Court that the Tax Authorities filed a request for judicial review to SC for the VAT case amounting to Rp108 billion. Telkomsel filed a contra memorandum for judicial review to the SC on September 14, 2016. In April 2017, Tax Authority has granted Telkomsel’s claim on interest income will be compensate against corporate income tax installment for the period of April 2017. As  of the date of approval and authorization for issuance of these consolidated financial statements, the judicial review is still in process.

In April 21, 2010, the Tax Authorities filed a judicial review request to the SC for the Tax Court’s acceptance of Telkomsel’s request to cancel the Tax Collection Letter (“STP”) for the underpayment of December 2008 income tax article 25 amounting to Rp429 billion (including a penalty of Rp8.4 billion). In May 2010, Telkomsel filed a contra memorandum for judicial review to the SC. On March 2, 2017, the Company received the official verdict from the SC which accept the Tax Authorities request. The penalty was paid in June 2017.

In May and June 2012, Telkomsel received the refund of the penalty on the 2010 income tax article 25 underpayment amounting to Rp15.7 billion based on the Tax Court’s verdict. On July 17, 2012, the Tax Authorities filed a request for judicial review to the SC on the Tax Court’s Verdict. On September 14, 2012, Telkomsel filed a contra memorandum for judicial review to the SC. In July 2016, conservatively, Telkomsel recognized the tax penalty of Rp15.7 billion. As of the date of approval and authorization for issuance of these consolidated financial statements, the judicial review is still on process.

On May 24, 2012, Telkomsel filed an objection to the Tax Authorities for the 2010 underpayment of VAT of Rp290.6 billion (including penalty of Rp67 billion) and recorded it as a claim for tax refund. On May 9, 2017, Telkomsel received the official verdict from the SC which rejected Telkomsel’s request, therein Telkomsel paid the underpayment on July 10, 2017. On July 19, 2017, Telkomsel filed the second judicial review to contest against the SC’s verdict. As of the date of approval and authorization for issuance of these financial statements, the second judicial review is still in process.

On February 15, 2016, Telkomsel filed an appeal to the Tax Authorities for the 2011 underpayment of corporate income tax of Rp250 billion (including penalty of Rp81.1 billion). Subsequently, on March 17, 2016, Telkomsel also filed an appeal to the Tax Court for the underpayment of VAT amounting to Rp1.2 billion (including penalty of Rp392 million).On February 6, 2017, Telkomsel received the Tax Court’s verdict for VAT cases ofRp1.2 billion in favor of Telkomsel. In March and June 2017 Telkomsel received the tax refund. On March 2, 2017 Telkomsel received the Tax Court’s Verdict for the 2011 underpayment of corporate income tax which partially accepted Telkomsel’s appeal amounting to Rp247.6 billion and on August 31, 2017, Telkomsel received the tax refund.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.  TAXATION (continued)

e. Tax assessment (continued)

(ii)  Telkomsel  (continued)

In July and October 2017, Telkomsel received notifications that the Tax Authorities had filed judicial reviews to the SC for cases relating to corporate income tax and VAT amounting toRp62 billion and Rp1.2 billion respectively. Telkomsel submitted its contra memorandums for judicial review in August and November 2017. As of the date of approval and authorization for issuance of these consolidated financial statements, the judicial review is still in process.

On July 28, 2016 and in April 2017, Telkomsel received the tax audit instruction letter for compliance of fiscal year 2014 and 2015, respectively. As of the date of approval and authorization for issuance of these consolidated financial statements, the tax audit is still in progress.

f.  Tax incentives

In December 2015, the Company took advantage of the Economic Policy Package V in the form of tax incentives for fixed assets revaluation as stipulated in the Ministry of Finance Regulation (“PMK”) No. 191/PMK.010/2015 juncto PMK No. 233/PMK.03/2015 juncto PMK No. 29/PMK.03/2016. In accordance with the PMK, the Company is allowed to revalue its fixed assets for tax purposes and will obtain lower income tax when the application of the revaluation is submitted to DGT during the period between the effective date of PMK and December 31, 2016. The final income tax is determined at a rate ranging from 3%-6% on the excess of the revalued amount of fixed assets over its original net book value depending on the timing of submission of application to the DGT.

On December 29, 2015, the Company filed an application for fixed assets revaluation using self-assessed revaluation amount and has paid the related final income tax amounting to Rp750 billion. Based on the PMK, the self-assessed revaluation amount should be evaluated by a Public Independent Appraiser (“KJPP”) or valuation specialist, which is registered with the Government before December 31, 2016. Upon verification of the completeness and accuracy of the application, the DGT may issue approval letter within 30 days after the receipt of complete application. The Company has appointed a KJPP to perform fixed assets revaluation of the Company.

The Company submitted the fixed asset revaluation documents phase 1 to DGT on September 29, 2016. On November 10, 2016, DGT issued approval regarding fixed assets revaluation amounting to Rp7,078 billion with related final income tax amounting to Rp212 billion.

On December 15, 2016, the Company submitted its fixed assets revaluation application for Phase 2 to DGT and expects to be eligible for 6% tax rate. In its application, the Company estimated a revaluation increment of Rp8,960 billion with estimated final income tax of Rp538 billion.The Company received fixed asset revaluation report from KJPP. Based on the report, the value of fixed asset increased amounting to Rp8,982 billion with related final income tax amounting to Rp540 billion. The Company has paid final income tax amounting to Rp 2 billion as addition onSeptember 22, 2017 and November 15, 2017. On November 21, 2017, DGT issued approval regarding fixed assets revaluation amounting to Rp8,982 billion with related final income tax amounting to Rp540 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.  TAXATION (continued)

f.  Tax incentives (continued)

The fixed assets revaluation for tax purpose resulting a deductible temporary difference that originated from higher tax base of fixed assets’s accounting book value. The temporary difference creates deffered tax assets because there will be future economics benefits that flow to the Company when the carrying amount of assets has been recovered.

In 2016, the Company recognized deferred tax assets amounting to Rp1,415 billion on the revaluation increment on fixed assets, as approved by the DGT.  In 2017, based on DGT’s approval, The Company recognized deferred tax asset amounting to Rp1,796 billion on the revaluation increment on fixed assets.

g.  Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

	December 31, 2016	(Charged) credited to profit or loss	(Charged) credited to other comprehensive income	(Charged) credited to equity and reclassification	December 31, 2017
The Company
Deferred tax assets:
Net periodic pension and other post-employment benefit costs	563	197	342	-	1,102
Provision for impairment of receivables	388	206	-	-	594
Provision for employee benefits	209	38	-	-	247
Difference between accounting and tax bases of property and equipment	(772)	1,012	-	-	240
Fiscal loss	-	172	-	-	172
Deferred installation fee	75	(1)	-	-	74
Accrued expenses and provision for inventory obsolescence	69	(26)	-	-	43
Finance leases	1	(0)	-	-	1
Total deferred tax assets	533	1,598	342	-	2,473
Deferred tax liabilities:
Valuation of long-term investment	(11)	-	-	-	(11)
Land rights, intangible assets and others	(11)	10	-	-	(1)
Total deferred tax liabilities	(22)	10	-	-	(12)
Deferred tax assets (liabilities) of the Company - net	511	1,608	342	-	2,461
Deferred tax assets of the other Subsidiaries - net	258	(20)	9	96	343
Telkomsel
Deferred tax assets:
Provision for employee benefits	478	68	131	-	677
Provision for impairment of receivables	143	41	-	-	184
Total deferred tax assets	621	109	131	-	861
Deferred tax liabilities:
Finance leases	(549)	(12)	-	-	(561)
Difference between accounting and tax bases of property and equipment	(482)	55	-	(125)	(552)
Intangible assets	(48)	(177)	-	-	(225)
Total deferred tax liabilities	(1,079)	(134)	-	(125)	(1,338)
Deferred tax liabilities of Telkomsel - net	(458)	(25)	131	(125)	(477)
Deferred tax liabilities of the other subsidiaries - net	(287)	(164)	12	(17)	(456)
Deferred tax liabilities - net	(745)	(189)	143	(142)	(933)
Deferred tax assets - net	769	1,588	351	96	2,804

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.  TAXATION (continued)

g.  Deferred tax assets and liabilities (continued)

The details of the Group's deferred tax assets and liabilities are as follows (continued):

	December 31, 2015	(Charged) credited to profit or loss	(Charged) credited to other comprehensive income	(Charged) credited and reclassification	December 31, 2016
The Company
Deferred tax assets:
Net periodic pension and other post-employment benefit costs	335	102	126	-	563
Provision for impairment of receivables	429	(41)	-	-	388
Provision for employee benefits	97	112	-	-	209
Deferred installation fee	65	10	-	-	75
Accrued expenses and provision for inventory obsolescence	211	(142)	-	-	69
Finance leases	69	(68)	-	-	1
Total deferred tax assets	1,206	(27)	126	-	1,305
Deferred tax liabilities:
Difference between accounting and tax bases of property and equipment	(1,597)	825	-	-	(772)
Valuation of long-term investment	(45)	34	-	-	(11)
Land rights, intangible assets and others	(23)	12	-	-	(11)
Total deferred tax assets	(1,665)	871	-	-	(794)
Deferred tax assets (liabilities) of the Company - net	(459)	844	126	-	511
Deferred tax assets of the other Subsidiaries - net	201	50	3	4	258
Telkomsel
Deferred tax assets:
Provision for employee benefits	349	55	74	-	478
Provision for impairment of receivables	138	5	-	-	143
Total deferred tax assets	487	60	74	-	621
Deferred tax liabilities:
Finance leases	(385)	(164)	-	-	(549)
Difference between accounting and tax bases of property and equipment	(1,395)	913	-	-	(482)
Intangible Assets	(52)	4	-	-	(48)
Total deferred tax liabilities	(1,832)	753	-	-	(1,079)
Deferred tax liabilities of Telkomsel - net	(1,345)	813	74	-	(458)
Deferred tax liabilities of the other subsidiaries - net	(306)	14	5	-	(287)
Deferred tax liabilities - net	(2,110)	1,286	79	-	(745)
Deferred tax assets - net	201	435	129	4	769

As of December 31, 2017 and 2016, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognized were Rp31,928 billion and Rp34,568 billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it can be reduced if actual future taxable income is lower than estimates.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.  TAXATION (continued)

h.  Administration

From 2008 to 2016, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 as amended by Government Regulation No. 77/2013 and the latest by Government Regulation No. 56/2015 in conjunction with PMK No. 238/PMK.03/2008. On the basis of  historical data, for the year ended December 31, 2017, the Company calculates the deferred tax using the tax rate of 20%.

The taxation laws of Indonesia require that the Company and its local subsidiaries submit to individual tax returns on the basis of self-assessment. Under prevailing regulations, the DGT may assess or amend taxes within a certain period. For fiscal years 2007 and earlier, the period is within ten years from the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years from the time the tax became due.

The Ministry of Finance of the Republic of Indonesia has issued Regulation No. 85/PMK.03/2012 dated June 6, 2012 as amended by PMK No. 136 -  PMK.03/2012 dated August 16, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Ministry of Finance of the Republic of Indonesia also has issued Regulation No. 224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 as amended by PMK No. 16/PMK.010/2016 dated February 3, 2016. The Company has withheld, deposited, and reported the VAT, PPnBM and also income tax article 22 in accordance with the Regulations.

27.  BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp22,145 billion and Rp19,352 billion by the weighted average number of shares outstanding during the period totaling 99,062,216,600 shares and 98,638,501,532 shares after stock split for the years ended December 31, 2017 and 2016, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the year.

Basic earnings per share amounting to Rp223.55 and Rp196.19 (in full amount) for the years ended December 31, 2017 and 2016, respectively.

The Company does not have potentially dilutive financial investments for the years endedDecember 31, 2017 and 2016.

28.  CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 50 dated April 22, 2016 of Ashoya Ratam, S.H., MKn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2015 amounting to Rp7,744 billion (Rp78.86 per share) and Rp1,549 billion (Rp15.77 per share), respectively. On May 26, 2016, the Company paid the cash dividend and special cash dividend totalling Rp9,293 billion.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 28 dated April 21, 2017 of Ashoya Ratam, S.H., MKn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2016 amounting to Rp11,611 billion (Rp117.21 per share) and Rp1,935 billion (Rp19.54 per share), respectively.

On December 27, 2016, the Company had paid an interim dividend amounting to Rp1,920 billion or totalling Rp19.38 per share.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

28.  CASH DIVIDENDS AND GENERAL RESERVE (continued)

Appropriation of Retained Earnings

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of December 31, 2017 and 2016 amounting to Rp15,337 billion, respectively.

29.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follows:

	Notes	2017	2016
Prepaid pension benefit cost
The Company - funded		-	197
MDM		-	1
Infomedia		-	1
Total prepaid pension benefit cost		-	199
Pension benefit and other post-employment benefit obligations
Pension benefit
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	1,540	-
Additional pension benefit obligation	29a.i.a.ii	1,076	-
The Company - unfunded	29a.i.b	2,384	2,507
Telkomsel	29a.ii	1,839	1,193
Patrakom		0	0
MDM		0	0
Infomedia		0	0
Total pension benefit		6,839	3,700
Net periodic post-employment health care benefit	29b	2,419	1,592
Other post-employment benefit	29c	510	502
Obligation under the Labor Law	29d	427	332
Total		10,195	6,126

The details of net benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2017	2016
Pension benefit cost
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	557	608
Additional pension benefit obligation	29a.i.a.ii	657	-
The Company - unfunded	29a.i.b	239	279
Telkomsel	29a.ii	247	181
MDM		0	0
Infomedia		0	0
Patrakom		0	0
Total pension benefit cost	23	1,700	1,068
Net-periodic post-employment health care benefit cost	23,29b	276	163
Other post-employment benefit cost	23,29c	42	48
Obligation under the Labor Law	23,29d	62	82
Total		2,080	1,361

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The details of the net benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows (continued):

	Notes	2017	2016
Defined benefit plan actuarial gain (losses)
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	(1,154)	(492)
Additional pension benefit obligation	29a.i.a.ii	(419)	-
The Company - unfunded	29a.i.b	(100)	(119)
Telkomsel	29a.ii	(530)	(292)
Infomedia		(1)	0
Patrakom		0	0
MDM		(2)	(1)
Post-employment health care benefit	29b	(551)	(1,309)
Other post-employment benefit	29c	(40)	(20)
Obligation under the Labor Law	29d	(72)	(33)
Sub-total		(2,869)	(2,266)
Deferred tax effect at the applicable tax rates	26g	494	208
Defined benefit plan actuarial losses - net		(2,375)	(2,058)

a. Pension benefit costs

i. The Company

a.	Funded pension plan

i. Defined pension benefit obligation

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company did not make contributions to the pension fund for the years ended December 31, 2017 and 2016.

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statements of financial position as of December 31, 2017 and 2016,  under the defined benefit pension plan:

	2017	2016
Changes in projected pension benefit obligations
Projected Pension benefit obligations at beginning of year	18,849	16,505
Charged to profit or loss:
Service costs	366	363
Past service cost - plan amendments	94	245
Interest costs	1,454	1,444
Pension plan participants’ contributions	41	44
Actuarial losses recognized in OCI	2,862	1,680
Pension benefits paid	(1,312)	(1,432)
Projected pension benefit obligations at end of year	22,354	18,849

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a. Pension benefit costs (continued)

i. The Company (continued)

a.	Funded pension plan (continued)

i. Defined pension benefit obligation (continued)

	2017	2016
Changes in pension benefit plan assets
Fair value of pension plan assets at beginning of year	19,046	17,834
Interest income	1,387	1,458
Return on plan assets (excluding amount included in net interest expense)	1,709	1,188
Pension plan participants’ contributions	41	44
Pension benefits paid	(1,312)	(1,432)
Plan administration cost	(57)	(46)
Fair value of pension plan assets at end of year	20,814	19,046
Funded status	(1,540)	197
Effect of asset ceiling	-	-
(Projected pension benefit obligations) prepaid pension benefit cost at end of year	(1,540)	197

As of December 31, 2017 and 2016, plan assets consist of:

	2017		2016
	Quoted in active market	Unquoted	Quoted in active market	Unquoted
Cash and cash equivalents	1,481	-	1,064	-
Equity instruments:
Finance	1,463	-	1,039	-
Consumer goods	1,411	-	1,206	-
Infrastructure, utilities and transportation	656	-	536	-
Construction, property and real estate	363	-	577	-
Basic industry and chemical	115	-	130	-
Trading, service and investment	388	-	216	-
Mining	92	-	62	-
Agriculture	46	-	71	-
Miscellaneous industries	377	-	361	-
Equity-based mutual fund	1,233	-	1,296	-
Fixed income instruments:
Corporate bonds	-	5,428	-	3,817
Government bonds	6,968	-	7,978	-
Mutual funds	54	-	30	-
Non-public equity:
Direct placement	-	237	-	174
Property	-	188	-	188
Others	-	314	-	301
Total	14,647	6,167	14,566	4,480

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a. Pension benefit costs  (continued)

i. The Company (continued)

a.	Funded pension plan (continued)

i. Defined pension benefit obligation (continued)

Pension plan assets include Series B shares issued by the Company with fair values totalling to Rp469 billion and Rp395 billion, representing 2.25% and 2.07% of total plan assets as of December 31, 2017 and 2016, respectively, and bonds issued by the Company with fair value totalling to Rp340 billion and Rp311 billion representing 1.64% and 1.63% of total plan assets as of December 31, 2017 and 2016, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp3,039 billion and Rp2,600 billion for the years ended December 31, 2017 and 2016, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (FSR) is above 105%. Based on Dapen’s financial statement as of December 31, 2017, Dapen’s FSR is above 105%. Therefore, the Company did not contributed to the defined benefit pension plan in 2017.

Based on the Company’s policy issued on June 24, 2016 regarding Pension Regulation by Dana Pensiun Telkom, widow/widower or the children of participants who enrolled before April 20, 1992, will receive increase in monthly pension benefits from 60% to 75% of pension benefits received by the pensioners with effective date since January 1, 2016. In addition, the Company provided other benefits to enhance the pensioners’ welfare which were provided only in 2016. Such other benefits consist of Rp6 million to monthly pension beneficiaries who retired before end of June 2002 and other benefit of Rp3 million to monthly pension beneficiaries who retired starting from the end of June 2002 until the end of May 2016.

Based on the company's policy issued on June 7, 2017 regarding Pension Regulation by Dana Pensiun Telkom, the Company provided other benefits amounted to Rp4.5 million to monthly pension beneficiaries who retired before end of June 2002 and Rp2.25 million to monthly pension beneficiaries who retired starting from the end of June 2002 until the end of April 2017.

The movement at the projected pension benefit obligations for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Prepaid pension benefit cost at beginning of year	197	1,329
Net periodic pension benefit cost	(583)	(640)
Actuarial losses recognized in OCI	(2,862)	(1,680)
Return on plan assets (excluding amount included in net interest expense)	1,708	1,188
(Projected pension benefit obligations) prepaid pension benefit cost at end of year	(1,540)	197

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a. Pension benefit costs  (continued)

i. The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

The components of net periodic pension benefit cost for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Service costs	366	363
Past service cost - plan amendments	94	245
Plan administration cost	57	46
Net interest cost	66	(14)
Net periodic pension benefit cost	583	640
Amount charged to subsidiaries under contractual agreements	(26)	(32)
Net periodic pension benefit cost less amount charged to subsidiaries	557	608

Amounts recognized in OCI are as follows:

	2017	2016
Actuarial losses recognized during the year due to:
Experience adjustments	163	70
Changes in demographic assumptions	-	140
Changes in financial assumptions	2,699	1,470
Return on plan assets (excluding amount included in net interest expense)	(1,708)	(1,188)
Net	1,154	492

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2017 and 2016, with reports dated February 27, 2018 and February 22, 2017, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Willis Towers Watson (“WTW”) (formerly Towers Watson). The principal actuarial assumptions used by the independent actuary as of December 31, 2017 and 2016 are as follows:

	2017	2016
Discount rate	6.75%	8.00%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a. Pension benefit costs  (continued)

i. The Company (continued)

a.	Funded pension plan (continued)

ii. Additional pension benefit obligation

Based on the Company’s policy issued on June 7, 2017 regarding Pension Regulation by  Dana Pensiun Telkom, the Company established additional benefit fund at maximum 10% of surplus of defined benefit plan, when FSR is above 105% and return on investment is above actuarial discount rate of pension fund.

2017
Changes in pension benefit obligations
Pension benefit obligations at beginning of year	-
Charged to profit or loss:
Service cost	-
Past service cost	657
Interest cost	-
Actuarial loss recognized in OCI	419
Pension benefit obligation at end of year	1,076

Changes in additional pension benefit obligation for the year ended December 31, 2017 is as follow:

2017
Additional pension benefit obligation at beginning of year	-
Past service cost	657
Actuarial loss recognized in OCI	419
Projected additional pension benefit obligation at end of year	1,076

The components of additional pension benefit cost for the years ended December 31, 2017 is as follows:

2017
Service cost	-
Past service cost	657
Plan administration cost	-
Interest cost	-
Pension benefit cost	657

Amounts recognized in OCI are as follows:

2017
Actuarial losses recognized during the year due to:
Experience adjustment	-
Changes in demographic assumption	-
Changes in financial assumption	419
Total	419

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a. Pension benefit costs  (continued)

i. The Company  (continued)

a.	Funded pension plan (continued)

ii. Additional pension benefits obligation (continued)

The actuarial valuation for the additional pension benefit plan was performed based on the measurement date as of December 31, 2017, with report dated February 27, 2018, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary for the year ended December 31, 2017 is as follows:

2017
Rate of return on investment	9.50% - 10.25%
Discount rate	6.75%
Actuarial discount rate of pension fund	9.25% - 9.50%
Rate of compensation increases	8.00%
Indonesian mortality table	2011

b.	Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp10 billion and Rp9 billion for the years ended December 31, 2017 and 2016, respectively.

Since 2007, the Company has provided pension benefit based on uniformization for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. In 2010, the Company replaced the uniformization with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (Masa Persiapan Pensiun or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus and other benefits. Since 2012, the Company has issued a new requirement for MPP effective for employees retiring since April 1, 2012, whereby the employee is required to file a request for MPP and if the employee does not file the request, such employee is required to work until the retirement date.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a. Pension benefit costs  (continued)

i. The Company (continued)

b.	Unfunded pension plan (continued)

The following table presents the changes in the unfunded projected pension benefit obligations for MPS and MPP for the years ended December 31, 2017 and 2016:

	2017	2016
Unfunded projected pension benefit obligations at beginning of year	2,507	2,500
Service costs	51	64
Net Interest costs	188	215
Actuarial losses recognized in OCI	100	119
Benefits paid by employer	(462)	(391)
Unfunded projected pension benefit obligations at end of year	2,384	2,507

The components of total periodic pension benefit cost for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Service costs	51	64
Net interest costs	188	215
Total	239	279

Amounts recognized in OCI are as follows:

	2017	2016
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	19	(9)
Changes in demographic assumptions	-	30
Changes in financial assumptions	81	98
Net	100	119

The actuarial valuation for the defined benefit pension plan was performed, based on the measurement date as of December 31, 2017 and 2016, with reports dated February 27, 2018 and February 22, 2017, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Discount rate	6.00% - 6.75%	7.75% - 8.00%
Rate of compensation increases	6.10% - 8.00%	6.10% - 8.00%
Indonesian mortality table	2011	2011

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a. Pension benefit costs  (continued)

ii. Telkomsel

Telkomsel sponsors a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions have been fully made by Telkomsel.

Telkomsel’s contributions to Jiwasraya amounted to Rp131 billion and Rp83 billion for the years ended December 31, 2017 and 2016,  respectively.

The following table presents the changes in projected pension benefit obligation, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statement of financial position for the years ended December 31, 2017 and 2016, under Telkomsel’s defined benefit pension plan:

	2017	2016
Changes in projected pension benefit obligation
Projected pension benefit obligation at beginning of year	2,034	1,415
Charged to profit or loss:
Service costs	149	107
Interest costs	167	130
Actuarial losses recognized in OCI	584	392
Benefits paid	(6)	(10)
Projected pension benefit obligation at end of year	2,928	2,034
Changes in pension benefit plan assets
Fair value of plan assets at beginning of year	841	612
Interest income	69	56
Return on plan assets (excluding amount included in net interest expense)	54	100
Employer’s contributions	131	83
Benefits paid	(6)	(10)
Fair value of plan assets at end of year	1,089	841
Funded status	(1,839)	(1,193)
Pension benefit obligation at end of year	(1,839)	(1,193)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.  Pension benefit costs  (continued)

ii. Telkomsel (continued)

Movements of the pension benefit obligation for the years ended December 31, 2017 and 2016:

	2017	2016
Pension benefit obligation at beginning of year	1,193	803
Periodic pension benefit cost	247	181
Actuarial losses recognized in OCI	584	392
Return on plan assets (excluding amount included in net interest expense)	(54)	(100)
Employer contributions	(131)	(83)

Pension benefit obligation at end of year	1,839	1,193

The components of the periodic pension benefit cost for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Service costs	149	107
Net interest cost	98	74
Total	247	181

Amounts recognized in OCI are as follows:

	2017	2016
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	(77)	32
Changes in financial assumptions	661	360
Return on plan assets (excluding amount included in net interest expense)	(54)	(100)
Net	530	292

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2017 and 2016, with reports dated February 8, 2018 and February 7, 2017 respectively, by TWP, an independent actuary in association with WTW.The principal actuarial assumptions used by the independent actuary as of December 31, 2017 and 2016, are as follows:

	2017	2016
Discount rate	7.00%	8.25%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b. Post-employment health care benefit cost

The Company provides post-employment health care benefits to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yayasan Kesehatan Telkom (“Yakes”).

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement.  The Company did not make contributions to Yakes for the years ended December 31, 2017 and 2016.

The following table presents the changes in projected post-employment health care benefit provision, changes in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan and net amount recognized in the Company’s consolidated statement of financial position as of December 31, 2017 and 2016:

	2017	2016
Changes in projected post-employment health care benefit obligation
Projected post-employment health care benefit obligation at beginning of year	13,357	10,942
Charged to profit or loss:
Service costs	-	9
Interest costs	1,115	994
Actuarial losses recognized in OCI	1,460	1,828
Post-employment health care benefits paid	(484)	(416)
Projected post-employment health care benefit obligation at end of period	15,448	13,357
Changes in post-employment health care benefit plan assets
Fair value of plan assets at beginning of year	11,765	10,824
Interest income	979	982
Return on plan assets (excluding amount included in net interest expense)	909	519
Post-employment health care benefits paid	(484)	(416)
Plan administration cost	(140)	(144)
Fair value of plan assets at end of year	13,029	11,765
Funded status	(2,419)	(1,592)
Provision for post-employment health care benefit	(2,419)	(1,592)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b. Post-employment health care benefit cost (continued)

As of December 31, 2017 and 2016, plan assets consists of:

	2017		2016
	Quoted in active market	Unquoted	Quoted in active market	Unquoted
Cash and cash equivalents	1,354	-	894	-
Equity instruments:
Manufacturing and consumer	835	-	754	-
Finance industries	840	-	540	-
Construction	254	-	351	-
Infrastructure and telecommunication	350	-	245	-
Wholesale	137	-	101	-
Mining	65	-	27	-
Other Industries:
Services	38	-	17	-
Agriculture	35	-	44	-
Biotechnology and Pharma Industry	68	-	6	-
Others	1	-	2	-
Equity-based mutual funds	1,113	-	1,311	-
Fixed income instruments:
Fixed income mutual funds	7,642	-	7,241	-
Unlisted shares:
Private placement	-	297	-	232
Total	12,732	297	11,533	232

Yakes plan assets also include Series B shares issued by the Company with fair value totalling Rp265 billion and Rp217 billion, representing 2.04% and 1.84% of total plan assets as of December 31, 2017 and 2016, respectively.

The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp1,748 billion and Rp1,357 billion for the years ended December 31, 2017 and 2016, respectively.

The movements of the projected post-employment health care benefit obligation for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Projected post-employment health care benefit obligations at beginning of year	1,592	118
Net periodic post-employment health care benefit	276	165
Actuarial losses recognized in OCI	1,460	1,828
Return on plan assets (excluding amount included in net interest expense)	(909)	(519)
Projected post-employment health care benefit obligation at end of year	2,419	1,592

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b. Post-employment health care benefit cost (continued)

The components of net periodic post-employment health care benefit cost for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Service costs	-	9
Plan administration costs	141	144
Net interest costs	135	12
Periodic post-employment health care benefit cost	276	165
Amount charged to subsidiaries under contractual agreement	-	(2)
Net periodic post-employment health care benefit cost less amount charged to subsidiaries	276	163

Amounts recognized in OCI are as follows:

	2017	2016
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	(1,198)	26
Changes in demographic assumptions	-	66
Changes in financial assumptions	2,658	1,736
Return on plan assets (excluding amount included in net interest expense)	(909)	(519)
Net	551	1,309

The actuarial valuation for the post-employment health care benefits plan was performed based on the measurement date as of December 31, 2017 and 2016, with reports dated February 27, 2018  and February 22, 2017 respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2017 and 2016 are as follows:

	2017	2016
Discount rate	7.25%	8.50%
Health care costs trend rate assumed for the next year	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2018	2017
Indonesian mortality table	2011	2011

c. Other post-employment benefits provisions

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (Biaya Fasilitas Perumahan Terakhir or “BFPT”) and home passage leave (Biaya Perjalanan Pensiun dan Purnabhakti or “BPP”).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

c. Other post-employment benefits provisions (continued)

The movements of the unfunded projected other post-employment benefit obligations for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Projected other post-employment benefit obligations at beginning of year	502	497
Charged to profit or loss:
Service costs	6	7
Net interest costs	36	41
Actuarial losses recognized in OCI	40	20
Benefits paid by employer	(74)	(63)
Projected other post-employment benefits obligations at end of year	510	502

The components of the projected other post-employment benefit cost for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Service costs	6	7
Net interest costs	36	41
Total	42	48

Amounts recognized in OCI are as follows:

	2017	2016
Actuarial losses recognized during the year due to:
Experience adjustments	10	2
Changes in demographic assumptions	-	0
Changes in financial assumptions	30	18
Total	40	20

The actuarial valuation for the other post-employment benefits plan was performed based on measurement date as of December 31, 2017 and 2016, with reports dated February 27, 2018  and February 22, 2017 respectively, by TWP, an independent actuary in association with WTW.The principal actuarial assumptions used by the independent actuary as of December 31, 2017 and 2016, are as follows:

	2017	2016
Discount rate	5.75%	7.75%
Indonesian mortality table	2011	2011

d. Obligation under the Labor Law

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of  December 31, 2017 and 2016 amounted to Rp427 billion andRp332 billion, respectively. The related pension benefits cost charged to expense amounted to Rp62 billion and Rp82 billion for the years ended December 31, 2017 and 2016, respectively(Note 23). The actuarial losses recognized in OCI amounted to Rp72 billion and Rp33 billion for the years ended December 31, 2017 and 2016, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

e. Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for 2017 are as follows:

	Expected Benefits Payment
	The Company				Post-employment health care benefits	Other post-employment benefits
	Funded		Unfunded	Telkomsel
Time Period	Defined pension benefit obligation	Additional pension benefit obligation
Within next 10 years	17,864	602	2,614	2,450	6,579	539
Within 10-20 years	21,667	937	261	7,997	9,995	124
Within 20-30 years	18,911	628	42	6,763	9,692	45
Within 30-40 years	12,971	72	10	1,509	3,710	2
Within 40-50 years	2,917	22	-	-	343	-
Within 50-60 years	182	17	-	-	440	-
Within 60-70 years	6	-	-	-	7	-
Within 70-80 years	0	-	-	-	-	-
Weighted average duration of DBO	9.52 years		4.4 years	11.77 years	17.64 years	3.62 years

f. Sensitivity Analysis

1% change in discount rate and rate of compensation would have effect on DBO, as follows :

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease
Sensitivity	Increase (decrease) in amounts		Increase (decrease) in amounts
Funded
Defined pension benefit obligation	(2,028)	2,409	397	(413)
Additional pension benefit obligation	(72)	83	N/A	N/A
Unfunded	(60)	64	63	(63)
Telkomsel	(290)	331	170	(159)
Post-employment health care benefits	(2,197)	2,965	1,356	(1,150)
Other post-employment benefits	(17)	18	-	-

The sensitivity analysis has been determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s DBO at the end of the year. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

30.  LSA PROVISIONS

Telkomsel and Patrakom provide certain cash awards or certain number of days leave benefits to their employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach certain years of employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and reach a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method, amounted to Rp758 billion and Rp613 billion as of December  31, 2017 and 2016, respectively. The related benefit costs charged to expense amounted to Rp255 billion and Rp237 billion for the years ended December 31, 2017 and 2016, respectively(Note 23).

31. RELATED PARTIES TRANSACTIONS

a. Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships parties	Nature of accounts/transactions
The Government Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, finance income, finance costs, and investment in financial instruments
State-owned enterprises	Entity under common control	Internet and data service revenues, other telecommunication services revenues, operating expenses and purchase of property and equipment
Indosat	Entity under common control

Interconnection revenues, leased lines revenues, satellite transponder usage revenues, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses, usage of data communication network system expenses

PT Aplikanusa Lintasarta (“Lintasarta”)	Entity under common control	Network service revenues, leased lines expenses, and usage of communication network system expenses
PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Electricity expenses, finance income, finance costs, and investment in financial instrument
PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Kereta Api Indonesia (“KAI”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Pegadaian	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Garuda Indonesia	Entity under common control	Internet and data service revenues, other telecommunication service revenues
PT Indonesia Comnet Plus (“ICON Plus”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, interconnection revenues, network revenues, and interconnection expenses
PT Asuransi Jasa Indonesia (“Jasindo”)	Entity under common control	Satellite insurance expenses and vehicle insurance expenses
PT Adhi Karya Tbk (“Adhi Karya”)	Entity under common control	Purchase of materials and construction services
INTI	Entity under common control	Purchase of property and equipment and construction services
LEN	Entity under common control	Purchase of property and equipment and construction services
State-owned banks	Entity under common control	Finance income and finance costs
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

31. RELATED PARTIES TRANSACTIONS (continued)

a.	Nature of relationships and accounts/transactions with related parties (continued)

Details of the nature of relationships and accounts/transactions with significant related parties are as follows (continued):

Related parties	Nature of relationships parties	Nature of accounts/transactions
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BTN	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
PT Bank Syariah Mandiri (“BSM”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and finance costs
PT Mandiri Manajemen Investasi	Entity under common control	Available-for-sale financial assets
Bahana TCW	Entity under common control	Available-for-sale financial assets, bonds and notes
PT Sarana Multi Infrastruktur	Entity under common control	Finance costs
PT Pembangunan Perumahan (“Pembangunan Perumahan”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Pos Indonesia (“Pos Indonesia”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Semen Indonesia (“Semen Indonesia”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Pelabuhan Indonesia (“Pelindo”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Kimia Farma (“Kimia Farma”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Asuransi Jiwasraya (“Jiwasraya”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
CSM	Associated company	Satelite transponder usage revenues, network service revenues, and transmission lease expenses
Indonusa	Associated company	Network service revenues and data communication expenses
ILCS	Associated company	CPE Expenses
Teltranet	Associated company	CPE Expenses
Tiphone	Associated company	Distribution of SIM cards and pulse reload voucher
PT Poin Multi Media Nusantara (“POIN”)	Other related entities	Purchase of handset
PT Perdana Mulia Makmur (“PMM”)	Other related entities	Purchase of handset
Yakes	Other related entities	Medical expenses
Koperasi Pegawai Telkom (“Kopegtel”)	Other related entities

Purchase of property and equipment, construction and installation services, leases of buildings expenses, lease of vehicles expenses, purchases of vehicles, and purchases of materials and construction service, maintenance and cleaning service expenses, and RSA revenues

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

31. RELATED PARTIES TRANSACTIONS (continued)

a. Nature of relationships and accounts/transactions with related parties (continued)

Related parties	Nature of relationships parties	Nature of accounts/transactions
PT Sandhy Putra Makmur (“SPM”)	Other related entities	Leases of buildings expenses, leases of vehicles expenses, purchase of materials and construction services, utilities of maintenance and cleaning services
Koperasi Pegawai Telkomsel (“Kisel”)	Other related entities

Internet and data service revenues, other telecommunication service revenues, leases of vehicles expenses, printing and distribution of customer bills expenses, collection fee, other services fee, distribution of SIM cards, and pulse reload voucher and purchase of property and equipment

PT Graha Informatika Nusantara (“Gratika”)	Other related entities	Network service revenues, installation expenses, maintenance expenses, and purchase of property and equipment
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)	Other related entities	Purchase of property and equipment
Directors	Key management personnel	Honorarium and facilities
Commissioners	Supervisory Personnel	Honorarium and facilities

The outstanding balances of trade receivables and payables at year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. As of December 31, 2017, the Group recorded impairment of receivables from related parties of Rp276 billion. Impairment assessment is undertaken each financial year through examining the current status of existing receivables and historical collection experience.

b. Transactions with related parties

The following are significant transactions with related parties:

	2017		2016
	Amount	% of total revenues	Amount	% of total revenues
REVENUES
Majority Stockholder Government	280	0.22	207	0.18
Entities under common control
Indosat	1,789	1.39	2,167	1.86
BRI	237	0.18	181	0.16
Bank Mandiri	157	0.12	161	0.14
BTN	129	0.10	107	0.09
Pegadaian	115	0.09	93	0.08
BNI	105	0.08	136	0.12
Lintasarta	97	0.08	99	0.09
Pertamina	94	0.07	64	0.06
Garuda Indonesia	55	0.04	75	0.06
ICON Plus	62	0.05	56	0.05
KAI	18	0.01	68	0.06
Others	523	0.41	451	0.38
Sub-total	3,818	1.89	3,658	3.15
Other related entities	31	0,02	253	0.22
Associated companies
Teltranet	46	0.04	23	0.02
Others	19	0.01	175	0.15
Sub-total	65	0.05	198	0.17
Total	4,084	3.17	4,316	3.72

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

31. RELATED PARTIES TRANSACTIONS (continued)

b.	Transactions with related parties (continued)

The following are significant transactions with related parties (continued):

	2017		2016
	Amount	% of total expenses	Amount	% of total expenses
EXPENSES
Entities under common control
PLN	2,269	2.69	1,037	1.38
Indosat	890	1.06	939	1.25
Jasindo	168	0.20	267	0.35
Others	68	0.08	136	0.18
Sub-total	3,395	4.03	2,379	3.16
Other related entities
Kisel	813	0.96	771	1.02
Kopegtel	713	0.85	533	0.71
POIN	405	0.48	1,459	1.94
PMM	404	0.48	-	-
Yakes	139	0.16	-	-
Others	81	0.10	206	0.26
Sub-total	2,555	3.03	2,969	3.93
Associated companies
Indonusa	264	0.31	145	0.19
Teltranet	123	0.15	49	0.07
ILCS	34	0.04	4	0.01
Others	4	0.00	5	0.01
Sub-total	425	0.50	203	0.28
Total	6,375	7.56	5.551	7.37

	2017		2016
	Amount	% of total finance income	Amount	% of total finance income
FINANCE INCOME
Majority stockholder
Government	0	0.00	2	0.12
Entity under common control
State-owned banks	850	59.27	895	52.16
Others	35	2.44	5	0.29
Total	885	61.72	902	52.57

	2017		2016
	Amount	% of total finance costs	Amount	% of total finance costs
FINANCE COSTS
Majority stockholder
Government	54	1.95	64	2.28
Entities under common control
State-owned banks	819	29.58	1,228	43.72
Sarana Multi Infrastruktur	94	3.39	-	-
Total	967	34.92	1,292	46.00

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

31. RELATED PARTIES TRANSACTIONS (continued)

b.	Transactions with related parties (continued)

The following are significant transactions with related parties (continued):

	2017		2016
	Amount	% of total purchases	Amount	% of total purchases
PURCHASE OF PROPERTY AND EQUIPMENTS (Note 9)
Entities under common control
INTI	203	0.79	374	1.42
LEN	67	0.23	114	0.43
Others	26	0.10	39	0.15
Sub-total	296	1.02	527	2.00
Other related entities
Kopegtel	130	0.41	198	0.68
Kisel	73	0.23	66	0.23
Bangtelindo	64	0.20	84	0.29
SPM	57	0.18	73	0.25
Others	59	0.23	45	0.15
Sub-total	359	1.25	466	1.60
Total	655	2.27	993	3.60

	2017		2016
	Amount	% of total revenues	Amount	% of total revenues
DISTRIBUTION OF SIM CARD AND VOUCHER
Other related entities
Kisel	4,181	3.26	4,600	3.95
Tiphone	3,888	3.03	3,441	2.96
Gratika	408	0.32	408	0.35
Total	8,477	6.61	8,449	7.26

Presented below are balances of accounts with related parties:

		2017		2016
		Amount	% of total assets	Amount	% of total assets
a.	Cash and cash equivalents (Note 3)	17,417	8.78	17,477	9.73
b.	Other current financial assets (Note 4)	1,153	0.58	1,204	0.67
c.	Trade receivables - net (Note 5)	1,545	0.78	894	0.50
d.	Other current assets	126	0.06	93	0.05
e.	Other non - current assets (Note 10)	55	0.03	310	0.17

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

31. RELATED PARTIES TRANSACTIONS (continued)

b.	Transactions with related parties (continued)

The following are significant transactions with related parties (continued):

	2017			2016
		Amount	% of total liabilities	Amount	% of total liabilities
f.	Trade payables (Note 12)
	Majority stockholder
	Ministry of Finance	29	0.03	-	-
	Entities under common control
	Indosat	225	0.26	275	0.37
	State-owned enterprises	102	0.12	903	1.22
	Sub-total	327	0.38	1,178	1.59
	Other related entities
	Kopegtel	209	0.24	170	0.23
	Yakes	55	0.04	47	0.06
	Kisel	51	0.04	18	0.02
	Bangtelindo	36	0.06	26	0.04
	SPM	36	0.06	26	0.04
	Others	151	0.18	80	0.11
	Sub-total	538	0.62	367	0.17
	Total	869	1.00	314	0.43

		2017		2016
		Amount	% of total liabilities	Amount	% of total liabilities
g.	Accrued expenses (Note 13)
	Majority stockholder
	Government	9	0.01	12	0.02
	Entities under common control
	State-owned enterprises	113	0.13	127	0.17
	State-owned banks	36	0.04	52	0.07
	Sub-total	149	0.17	179	0.24
	Other related entities
	Kisel	235	0.27	118	0.16
	Others	1	0.00	5	0.01
	Total	394	0.46	314	0.43
h.	Advances from customers and suppliers
	Majority stockholder
	Government	19	0.02	19	0.03
	Entitiy under common control
	PLN	11	0.01	12	0.02
	Total	30	0.03	31	0.05
i.	Short-term bank loans (Note 15)	1,297	1.50	143	0.19
j.	Two-step loans (Note 16a)	1,098	1.27	1,292	1.74
k.	Long-term bank loans (Note 16c)	7,895	9.14	6,325	8.54
I.	Other borrowing (Note 16d)	1,295	1.50	697	0.94

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

31. RELATED PARTIES TRANSACTIONS (continued)

c.	Significant agreements with related parties

i.The Government

The Company obtained two-step loans from the Government (Note 16a).

ii.Indosat

The Company has an agreement with Indosat to provide international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company has received compensation from Indosat computed at 1% of the collections made by the Company starting from January 1, 1995, as well as the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already took into account the compensation for billing and collection. The agreement is valid and effective starting from January to December 2012, and can be applied until a new agreement becomes available.

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulation No.8/Year 2006. These amendments took effect starting on January 1, 2007.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

The Company provides leased lines to Indosat and its subsidiaries, namely PT Indosat Mega Media and Lintasarta. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

31. RELATED PARTIES TRANSACTIONS (continued)

c.	Significant agreements with related parties (continued)

iii.Others

Kisel is a co-operative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

d. Remuneration of key management and supervisory personnel

Key management personnel consists of the Directors of the Company and supervisory personnel consists of Board of Commissioners.

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners and the leadership and management duties of the Board of Directors. The total of such remuneration is as follows:

	2017		2016
	Amount	% of total expenses	Amount	% of total expenses
Board of Directors	175	0.21%	427	0.57%
Board of Commissioners	65	0.08%	121	0.16%

The amounts disclosed in the table are the amounts recognized as an expense during the reporting periods.

32.  OPERATING SEGMENT

In 2017, management rearranged the way it manages the Group's business portfolios from a customer-centric approach to a Customer Facing Units (“CFU”) approach that allow the Group to focus on more specific customer markets. This was followed by a change in the Group’s organizational structure to accommodate decision making and assessing performance based on the CFU approach. The change in the way of managing the Company’s business portfolios and the change in the Company's organizational structure led management, as the Company's Chief Operation Decision Maker, to change the presentation of the Group’s segment information previously presented in the consolidated financial statements for the years ended December 31, 2016. Accordingly, the segment financial information in the consolidated financial statements for the years ended December 31, 2016 has been restated to conform with the presentation of segment information in the consolidated financial statements for the years ended December 31, 2017.

The Group has five primary reportable segments, namely mobile, consumer, enterprise, wholesale and international business (“WIB”), and others. The mobile segment provides mobile voice, SMS, value added services and mobile broadband. The consumer segment provides fixed wireline telecommunications services, pay TV, data, internet and other telecommunication services to home customers. The enterprise segment provides end-to-end solution to corporate and institutions. The WIB segment provides interconnection services, leased lines, satellite, VSAT, broadband access, information technology services, data and internet services to Other Licensed Operator companies and institutions. Digital service segment does not meet the disclosure requirements for a reportable segment.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

32.  OPERATING SEGMENT (continued)

Management monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the financing activities and income taxes are managed on a group basis and not separately monitored and allocated to operating segments.

Segment revenues dan expenses include transactions between operating segments and are accounted at prices that management believes represent market prices.

	2017
	Mobile	Consumer	Enterprise	WIB	Others	Total segment	Adjustment and elimination	Total consolidated
Segment results
Revenues
External revenues	90,073	11,105	19,130	7,439	126	127,873	383	128,256
Inter-segment revenues	3,086	287	16,801	15,305	602	36,081	(36,081)	-
Total segment revenues	93,159	11,392	35,931	22,744	728	163,954	(35,698)	128,256
Expenses
External expenses	(39,452)	(10,360)	(20,653)	(12,333)	(979)	(83,777)	(572)	(84,349)
Inter-segment expenses	(14,382)	(1,563)	(15,027)	(5,611)	(70)	(36,653)	36,653	-
Total segment expenses	(53,834)	(11,923)	(35,680)	(17,944)	(1,049)	(120,430)	36,081	(84,349)
Segment results	39,325	(531)	252	4,800	(321)	43,525	382	43,907
Other information
Capital expenditures	(15,134)	(6,544)	(3,637)	(7,120)	(11)	(32,447)	(709)	(33,156)
Depreciation and amortization	(13,560)	(2,839)	(2,136)	(2,382)	(22)	(20,940)	494	(20,446)
Provision recognized in current period	(291)	(385)	(668)	(127)	(2)	(1,473)	(8)	(1,481)

	2016
	Mobile	Consumer	Enterprise	WIB	Others	Total segment	Adjustment and elimination	Total consolidated
Segment results
Revenues
External revenues	83,998	10,410	15,816	5,866	19	116,109	(224)	116,333
Inter-segment revenues	2,724	1,877	12,877	14,451	209	32,138	(32,138)	-
Total segment revenues	86,722	12,287	28,693	20,317	228	148,247	(31,914)	116,333
Expenses
External expenses	(37,814)	(11,024)	(17,813)	(10,451)	(417)	(77,519)	381	(77,138)
Inter-segment expenses	(12,547)	(2,793)	(9,647)	(4,805)	(12)	(29,804)	29,804	-
Total segment expenses	(50,361)	(13,817)	(27,460)	(15,256)	(429)	(107,323)	30,185	(77,138)
Segment results	36,361	(1,530)	1,233	5,061	(201)	40,924	(1,729)	39,195
Other information
Capital expenditures	(12,568)	(7,085)	(3,036)	(5,729)	(1)	(28,419)	(778)	(29,197)
Depreciation and amortization	(12,808)	(2,881)	(1,386)	(1,715)	(19)	(18,809)	277	(18,532)
Provision recognized in current period	(221)	(392)	119	(238)	(1)	(733)	(10)	(743)

Adjustment and elimination:

	2017	2016
Segment result	43,525	40,924
Operating loss of operating business	(786)	(339)
Other elimination and adjustment	1,168	(1,390)
Consolidated operating income	43,907	39,195

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

32.  OPERATING SEGMENT  (continued)

Geographic information:

	2017	2016
External revenues
Indonesia	125,970	114,093
Foreign countries	2,286	2,240

Total	128,256	116,333

The revenue information above is based on the location of the customers.

	2017	2016
Non-current operating assets
Indonesia	126,938	115,216
Foreign countries	3,233	2,371

Total	130,171	117,587

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

33.  TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

a.	Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the Decree No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008 of the MoCI concerning “Mechanism to Determine Tariff of Basic Telephony Services Connected through Fixed Line Network”. This Decree replaced the previous Decree No. 09/PER/M.KOMINFO/02/2006.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

•	Activation fee
•	Monthly subscription charges
•	Usage charges
•	Additional facilities fee.

b.  Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 regarding “Mechanism to Determine Tariff of Telecommunication Services Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree No. 12/PER/M.KOMINFO/02/2006.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

33.  TELECOMMUNICATIONS SERVICE TARIFFS (continued)

b. Mobile cellular telephone tariffs (continued)

Under MoCI Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008, the cellular tariffs of operating telecommunication services connected through mobile cellular network consist of the following:

• Basic telephony services tariff
• Roaming tariff, and/or
• Multimedia services tariff

with the following traffic structure:

• Activation fee
• Monthly subscription charges
• Usage charges
• Additional facilities fee.

c.  Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 andNo. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

On January 18, 2017, ITRB in its letters No. 20/BRTI/DPI/I/2017 and No. 21/BRTI/DPI/I/2017, decided to use the interconnection tariff based on the Company and Telkomsel’s RIO in 2014 until the new interconnection tariff is set.

d.  Network lease tariffs

Through MoCI Decree No. 03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Director General of Post and Telecommunication issued its Letter No. 115 Year 2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with the Company’s proposal.

e.  Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

34.  SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.Capital expenditures

As of December 31, 2017, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of data, internet and information technology, cellular, transmission equipment and cable network are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent in Rupiah
Rupiah	-	6,737
U.S. dollar	192	2,604
Euro	0.21	3
Total		9,344

The above balance includes the following significant agreements:

(i)The Company

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company and Consortium NEC Corporation and PT NEC Indonesia	May 28, 2013	Procurement Agreement of Sulawesi Maluku Papua Cable System (“SMPCS”) Package-2
The Company and PT Industri Telekomunikasi Indonesia	May 5, 2014	Procurement and installation agreement of Outside Plant Optic (“OSP-FO”) Access
The Company and PT Lintas Teknologi Indonesia	November 17, 2015	Procurement and installation agreement of DWDM Platform ALCATEL
The Company and PT Sisindokom Lintas Buana	November 23, 2015	Procurement and installation agreement of Expand PE VPN Cisco
The Company and PT Datacomm Diangraha	November 20, 2015	Procurement and installation agreement of Metro Ethernet Platform ALU
The Company and Space System/Loral, LLC	February 29, 2016	Procurement of Telkom 4 Satellite System
The Company and NEC Corporation	May 12, 2016	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Indonesia Global Gateway
The Company and NEC Corporation	July 18, 2016	Procurement and installation agreement of Radio IP Backhaul Node-B Telkomsel Platform NEC
The Company and PT Huawei Tech Investment	October 10, 2016	Procurement and installation agreement of 10 Gigabyte Capable Passive Optical Network (“XGPON”) Platform Huawei
The Company and PT Huawei Tech Investment	November 25, 2016	Procurement and installation agreement of DWDM Platform Huawei
The Company and PT Fiberhome Technologies Indonesia and PT Abhimata Citra Abadi	December 6, 2016	Procurement and installation agreement of XGPON Platform Fiber-home
The Company and PT ZTE Indonesia	May 31, 2017	Procurement agreement for Set Top Box (STB) Platform ZTE

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

34.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.Capital expenditures (continued)

(i)The Company (continued)

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company and PT Asuransi Jasa Indonesia	October 31, 2017	Procurement agreement for Telkom 4 Satellite Launch Insurance Services
The Company and PT ZTE Indonesia	November 1, 2017	Procurement and installation agreement of STB 4K and ONT Enterprise Platform ZTE
The Company and Consortium Bisnis Submarine Cable	November 10, 2017	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Sabang-Lhoksemawe-Medan
The Company and PT ZTE Indonesia	December 22, 2017	Procurement for ONT Retail Platform ZTE
The Company and PT Lancs Arche Consumma	December 22, 2017	Procurement and installation agreement of Expand Capacity of Network Capacity DWDM Platform Coriant for NARU 2017

(ii)   Telkomsel

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy and Nokia Siemens Network GmbH & Co. KG	April 17, 2008	The combined 2G and 3G CS Core Network Rollout Agreement
Telkomsel, PT Ericsson Indonesia and PT Nokia Siemens Networks	April 17, 2008	Technical Service Agreement (“TSA”) for combined 2G and 3G CS Core Network
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy, Huawei International Pte. Ltd., PT Huawei and PT ZTE Indonesia	March and June 2009	2G BSS and 3G UTRAN Rollout agreement for the provision of 2G GSM BSS and 3G UMTS Radio Access Network
Telkomsel, PT Dimension Data Indonesia and PT Huawei	February 3, 2010	Maintenance and Procurement of Equipment and Related Service Agreement for Next Generation Convergence Core Transport Rollout and Technical Support
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	February 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	July 5, 2011	Development and Rollout agreement for Customer Relationship Management and Contact Center Solutions
Telkomsel and PT Huawei	March 25, 2013	Technical Support Agreement for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex
Telkomsel and Wipro Limited, Wipro Singapore Pte. Ltd. and PT WT Indonesia	April 23, 2013	Development and procurement of OSDSS Solution Agreement
Telkomsel and PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout Agreement
Telkomsel and PT Dimension Data Indonesia	May 25, 2016	Maintenance and Procurement of Equipment and Related Service Agreement for Next Generation Convergence RAN Transport Rollout

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

34.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

b.	Borrowings and other credit facilities

(i)

As of December 31, 2017, the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee and advance payment bond for various projects of the Company, as follows:

				Facility utilized
Lenders	Total facility	Maturity	Currency	Original currency (in millions)	Rupiah equivalent
BRI	500	March 14, 2018	Rp	-	306
BNI	500	March 31, 2018	Rp	-	291
			US$	0	1
Bank Mandiri	500	December 23, 2019	Rp	-	390
			US$	0	1
Total	1,500				989

(ii)

Telkomsel has US$3 million bond, bank guarantee and standby letter of credit facility with SCB, Jakarta. The facilities will expire on July 31, 2018. Telkomsel has issued a bank guarantee amounting to Rp20 billion (equivalent to US$1.5 million) as a frequency performance bond valid until March 24, 2016. As the date of approval and authorization for the issuance of these financial statement the bank guarantee is not extended.

Telkomsel has a Rp500 billion bank guarantee facility with BRI. The facility will expire onMarch 25, 2019. Under this facility, as of December 31, 2017, Telkomsel has issued a bank guarantee amounting to Rp472 billion (equivalent to US$35 million) as payment commitment guarantee for annual right of usage fee valid until April 1, 2018 and Rp20 billion (equivalent to US$1.5 million) as frequency performance bond valid until May 31, 2018 (Noteb34c.i).

Telkomsel has a Rp150 billion bank guarantee facility with BCA. The facility will expire on April 15, 2018.

Telkomsel also has a Rp2,100 billion bank guarantee facility with BNI. The facility will expire on December 11, 2018. Telkomsel uses this facility to replace the time deposits which were pledged as collateral for bank guarantees required for the USO program amounting to Rp52.2 billion (Note 34c.iii) and for surety bond of 2.3 Ghz radio frequency amounting to Rp1,030 billion (Note 34c.i)

(iii)

TII has a US$15 million bank guarantee from Bank Mandiri and has been renewed in accordance with the ammendment V (five) on December 18, 2017 with a  maximum credit limit of US$10 million. The facility will expire on December 18, 2018.

(iv)	On December 31, 2017, Sigma has a Rp350 billion bank guarantee from BNI.

c. Others

(i)Radio Frequency Usage

Based on Decree No. 8 dated November 2, 2015 of the Government of the Republic of Indonesia which replaced Decree No. 76 dated December 15, 2010, Telkomsel is required to pay the annual frequency usage fees for the 800 MHz, 900 MHz and 1800 MHz bandwidths using the formula set out in the decree.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

34.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c. Others

(i)Radio Frequency Usage (continued)

As an implementation of the above decree, the Company and Telkomsel paid annual frequency usage fees since 2010.

In 2017, the Government through the MoCI established Telkomsel as the winner of the spectrum auction for a frequency of 2.3 GHz as wide as 30 MHz, at a price of Rp1.01 trillion.

Based on Decision letter No. 1987 Year 2017 dated November 15, 2017, which amended Decree No. 42 Year 2014 dated January 29, 2014, whereby the MoCI granted Telkomsel the rights to provide:

(i)	Mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1800 MHz, 2.1 GHz and 2.3 GHz; and
(ii)	Basic telecommunication services.

With reference to Decision Letters No. 268/KEP/M.KOMINFO/9/2009, No. 509 Year 2016 and No. 1896 year 2017 of the MoCI,  Telkomsel is required, among other things, to:

1.

 Pay an annual right of usage (BHP) over the license term (10 years) as set forth in the decision letters. The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the DGPI. The BHP fee is payable annually up to the expiry period of the license.

2.	Issue a performance bond each year amounting to Rp20 billion for spectrum 2.1 GHz and a surety bond each year amounting Rp1.03 trillion for spectrum 2.3 GHz.

Conditional Business Transfer Agreement (“CBTA”)

In order to maximize business opportunities within the group synergy, the Company restructured its fixed wireless business unit by transferring its fixed wireless business and subscribers to Telkomsel.  On June 27, 2014, the Company signed a CBTA with Telkomsel to transfer such business and subscribers to Telkomsel (Notes 4, 9b, 31).

Based on Decision Letter No. 934 dated September 26, 2014, the MoCI approved the transfer of the Company’s frequency usage license on radio frequency spectrum of 800 MHz, specifically on spectrum of 880 - 887.5 MHz paired with 925 - 932.5 MHz, to Telkomsel. Telkomsel can use the radio frequency spectrum since the date the Decision Letter was issued.

During the transition period, the Company is still able to use the radio frequency spectrum of880 - 887.5 MHz paired with 925 - 932.5 MHz at the latest until December 14, 2014.

Based on MoCI Decision letter No. 807/KOMINFO/OJ-SOPI.4/SP.03.03/10/2016 dated October 13, 2016,  the migration process of frequency spectrum of 800 MHz has been completed and Telkomsel is able to use the frequency spectrum nationwide.

Accordingly, the Company and Telkomsel agreed that the CBTA has been completed on October 21, 2016.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

34.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.Others  (continued)

(ii)  Future minimum lease payments under operating lease

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2018 and 2027. Periods may be extended based on the agreement by both parties.

Future minimum lease payments/receivables under non-cancelable operating lease agreements as of December 31, 2017 are as follows :

	Total	Less than 1 year	1-5 years	More than 5 years
As lessee	31,218	4,038	15,915	11,265
As lessor	2,362	737	1,475	150

In connection with the restructuring of its fixed wireless business (Note 34c.ii), the Company is undertaking a negotiation to early terminate its operating lease arrangements, and has recorded provisions for early termination amounting to Rp202 billion and Rp666 billion which are presented as “Other Expense” in 2016 and 2015, respectively, outstanding liabilities balance of operating lease agreements due to early termination amounted to Rp300 billion has been fully paid in 2017.

(iii)  USO

The MoCI issued Regulation No. 17 year 2016 dated September 26, 2016 which replaced Decree No. 45 year 2012 and other previous regulations regarding policies underlying the USO program. The regulation requires telecommunications operators in Indonesia to contribute 1.25% of their gross revenues (with due consideration for bad debts and/or interconnection charges and/or revenues which not accounted as gross revenue of telecommunication providers) for USO development.

Based on MoCI Decree No. 32/PER/M.KOMINFO/10/2008 dated October 10, 2008 (as amended by Decree No. 03/PER/M.KOMINFO/2/2010 dated February 1, 2010) which replaced MoCI Decree No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007 and MoCI Decree No. 38/PER/M.KOMINFO/9/2007 dated September 20, 2007, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) which was established based on MoCI Decree No. 35/PER/M.KOMINFO/11/2006 dated November 30, 2006. Subsequently, based on Decree No. 18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI, BTIP was changed to Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”).

a.	The Company

On March 12, 2010, the Company was selected in a tender by the Government through BTIP to provide internet access service centers for USO sub-districts for a total amount ofRp322 billion, covering Nanggroe Aceh Darussalam, North Sumatra, North Sulawesi, Gorontalo, Central Sulawesi, West Sulawesi, South Sulawesi and South East Sulawesi.

On December 23, 2010, the Company was selected in a tender by the Government through BTIP to provide mobile internet access service centers for USO sub-districts for a total amount of Rp528 billion, covering Jambi, Riau, Kepulauan Riau, North Sulawesi, Central Sulawesi, Gorontalo, West Sulawesi, South East Sulawesi, Central Kalimantan, South Sulawesi, Papua and West Irian Jaya.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

34.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c. Others  (continued)

(iii)  USO (continued)

a.	The Company (continued)

In 2015, the program was ceased. On September 8, 2015, the Company filed an arbitration claim to the Indonesia National Board of Arbitration (“BANI”) for the settlement of the outstanding receivables of USO-PLIK and USO-MPLIK. On September 22, 2016, BANI decided that BPPPTI should pay the underpayment to the Company for USO-PLIK and USO-MPLIK project amounting to Rp127 billion and Rp342 billion, respectively.

As of the date of the issuance of these consolidated financial statements, the Company has received payment from BPPPTI amounting to Rp278 billion.

b.	Telkomsel

On January 16 and 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide and operate telecommunication access and services in rural areas (USO Program) for a total amount of Rp1.66 trillion, covering all Indonesian territories except Sulawesi, Maluku and Papua. Accordingly, Telkomsel obtained local fixed-line licenses and the right to use radio frequency in the 2,390 MHz - 2,400 MHz bandwidth.

Subsequently, in 2010 and 2011, the agreements with BTIP were amended, which amendments cover, among other things, changing the price to Rp1.76 trillion and changing the term of payment from quarterly to monthly or quarterly.

In January 2010, the MoCI granted Telkomsel operating licenses to provide local fixed-line services under the USO program.

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1 - 13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (Upgrading) of “Desa Pinter” or “Desa Punya Internet” for packages 1, 2 and 3 with a total price of Rp261 billion.

On March 31, 2014, the USO program for packages 1, 2, 3, 6 and 7 were ceased.As of September 18, 2014, Telkomsel filed an arbitration claim to BANI for the settlement of the outstanding receivable from BPPPTI. On October 23, 2015, BANI decided that Telkomsel should pay the overpayment by BPPPTI for the USO program amounting to Rp94.2 billion. Telkomsel accepted the decision and paid the overpayment inDecember 2015. On October 29, 2015, BPPPTI informed that operational license for USO program of “Desa Pinter” could not be issued. In January 2016, Telkomsel filed an arbitration claim to BANI for terminating the USO program.

On June 22, 2017, Telkomsel received decision letter of BANI No.792/1/ARB-BANI/2016 requesting BPPPTI to pay compensation to Telkomsel amounting to Rp217 billion, and as of the date of the issuance of these consolidated financial statements, Telkomsel has not received the compensation yet.

As of December 31, 2017 and 2016, the Company’s and Telkomsel’s net carrying amount of trade receivables for the USO programs which are measured at amortized cost using the effective interest method amounted to Rp146 billion and Rp178 billion, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

35.  CONTINGENCIES

The Company, Telkomsel and seven other local operators are being investigated byThe Commission for the Supervision of Business Competition (Komisi Pengawasan Persaingan Usaha or “KPPU”) for allegations of SMS cartel practices. On June 17, 2008, in caseNo. 26/KPPU-L/2007, the Company, Telkomsel and seven other local operators were investigated. As a result of the investigations, KPPU stated that the Company, Telkomsel and five other local operators had violated Law No. 5 year 1999 article 5 and charged the Company and Telkomsel the amounts of Rp18 billion and Rp25 billion, respectively.

Management believes that there are no such cartel practices that led to a breach of prevailing regulations. Accordingly, the Company and Telkomsel filed an appeal with the Bandung District Court and South Jakarta District Court on July 14, 2008 and July 11, 2008, respectively.

Seven other local operators also filed an appeal in various courts. In relation to the case, the KPPU requested the SC to consolidate the cases into the Central Jakarta District Court. Based on the SC’s decision letter dated April 12, 2011, the SC appointed the Central Jakarta District Court to investigate and resolve the case. On May 27, 2015, the Central Jakarta District Court in case No. 03/KPPU/208/PN.JKT.PST decided that the Company, Telkomsel and seven other local operators won the case.

On July 23, 2015, KPPU filed an appeal to the SC regarding the case of SMS cartel practices.On February 29, 2016, the SC in case No. 9 K/Pdt.Sus-KPPU/2016 decided on the case in favor of KPPU, therefore the Company and Telkomsel have to pay the penalty charged by KPPU amounting to Rp18 billion and Rp25 billion, respectively. The Company and Telkomsel have paid the penalty to the treasury fund in January 2017.

36.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are as follows:

	2017
	U.S. dollar (in millions)	Japanese yen (in millions)	Others* (in millions)	Rupiah equivalent (in billions)
Assets
Cash and cash equivalents	154.07	7.47	8.37	2,201
Other current financial assets	28.34	-	1.14	399
Trade receivables
Related parties	3.02	-	-	41
Third parties	71.38	-	4.24	1,025
Other receivables	0.15	-	0.01	2
Other current assets	0.10	-	72.33	18
Other non-current assets	4.27	-	0.06	59
Total assets	317.12	7.47	87.09	3,745
Liabilities
Trade payables
Related parties	(0.22)	-	-	(3)
Third parties	(159.65)	(19.57)	(7.41)	(2,227)
Other payables	(4.12)	-	(7.41)	(149)
Accrued expenses	(42.20)	(18.28)	(1.05)	(584)
Advances from customers and suppliers	(0.48)	-	-	(7)
Current maturities of long-term borrowings	(10.59)	(767.90)	-	(292)
Other liabilities	(21.83)	-	-	(296)
Long-term borrowings - net of current maturities	(65.22)	(4,607.39)	-	(1,557)
Total liabilities	(304.31)	(5,413.14)	(15.87)	(5,115)
Assets (liabilities) - net	12.81)	(5,405.67)	71.22	(1,370)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

36.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

Assets and liabilities denominated in foreign currencies are as follows (continued):

	2016
	U.S. dollar (in millions)	Japanese yen (in millions)	Others* (in millions)	Rupiah equivalent (in billions)
Assets
Cash and cash equivalents	204.34	5.99	20.94	3.032
Other current financial assets	8.81	-	0.35	122
Trade receivables
Related parties	0	-	0	0
Third parties	106.70	-	3.88	1.488
Other receivables	0.44	-	0.10	7
Other current assets	-	-	-	-
Other non-current assets	4.09	-	-	56
Total assets	324.38	5.99	25.27	4.705
Liabilities
Trade payables
Related parties	(0.18)	-	(0.01)	(2)
Third parties	(163.09)	(4.83)	(6.21)	(2.246)
Other payables	(5.40)	-	(1.18)	(88)
Accrued expenses	(27.99)	(20.96)	(0.18)	(381)
Advances from customers and suppliers	(0.48)	-	-	(7)
Current maturities of long-term borrowings	(10.88)	(767.90)	-	(235)
Other liabilities	-	-	-	-
Promissory notes	(0.10)	-	-	(1)
Long-term borrowings - net of current maturities	(64.14)	(5.375.28)	-	(1,482)
Total liabilities	(272.26)	(6.168.97)	(7.58)	(4.442)
Assets (liabilities) - net	52.12	(6.162.98)	17.69	263

*Assets and liabilities denominated in other foreign currencies are presented as U.S. dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

If the Group reports monetary assets and liabilities in foreign currencies as of December 31, 2017 using the exchange rates on March 12, 2018 the unrealized foreign exchange loss amounted toRp67 billion.

37.  FINANCIAL RISK MANAGEMENT

1.	Fair value of financial assets and financial liabilities

a.Classification

i. Financial Asset

	2017	2016
Loans and receivables
Cash and cash equivalents	25,145	29,767
Trade and other receivables, net	9,564	7,900
Other current financial assets	1,005	313
Other non-current assets	183	210
Available-for-sale financial assets
Available-for-sale investment	1,541	1,158
Total financial asset	37,438	39,348

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

37.  FINANCIAL RISK MANAGEMENT (continued)

1.	Fair value of financial assets and financial liabilities (continued)

a.Classification (continued)

ii. Financial Liabilities

	2017	2016
Financial liabilities measured at amortized cost
Trade and other payables	15,791	13,690
Accrued expenses	12,630	11,283
Interest-bearing loans and other borrowings
Short-term bank loans	2,289	911
Two-step loans	1,098	1,292
Bonds and notes	8,982	9,323
Long-term bank loans	18,004	15,566
Obligation under finance lease	3,804	4,010
Other borrowings	1,295	697
Total financial liabilities	63,893	56,772

b.	Fair Value

			Fair value measurement at reporting date using
2017	Carrying value	Fair Value	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Financial assets measured at fair value
Available-for-sale investment	1,541	1,541	1,151	17	373
Total	1,541	1,541	1,151	17	373
Financial liabilities for which fair values are disclosed
Interest-bearing loans and other borrowings:
Two-step loans	1,098	1,116	-	-	1,116
Bonds and notes	8,982	10,038	10,038	-	-
Long-term bank loans	18,004	18,108	-	-	18,108
Obligation under finance lease	3,804	3,804	-	-	3,804
Other borrowings	1,295	1,370	-	-	1,370
Other liabilities	296	296	-	-	296
Total	33,479	34,732	10,038	-	24,694

			Fair value measurement at reporting date using
2016	Carrying value	Fair Value	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Financial assets measured at fair value
Available-for-sale investment	1,158	1,158	1,058	100	-
Total	1,158	1,158	1,058	100	-
Financial liabilities for which fair values are disclosed
Interest-bearing loans and other borrowings:
Two-step loans	1,292	1,312	-	-	1,312
Bonds and notes	9,323	9,684	9,342	-	342
Long-term bank loans	15,566	15,404	-	-	15,404
Obligation under finance lease	4,010	4,010	-	-	4,010
Other borrowings	697	689	-	-	689
Total	30,888	31,099	9,342	-	21,757

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

37.  FINANCIAL RISK MANAGEMENT (continued)

1. Fair value of financial assets and financial liabilities (continued)

b. Fair value (continued)

There is no gain or loss on fair value measurement recognized in consolidated statements of profit or loss and other comprehensive income in 2017. There is no movement between fair value hierarchy during 2017.

c.	Fair value measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between parties in an arm's length transaction.

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(i)

the fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade and other payables, accrued expenses, and short-term bank loans) and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant;

(ii)

the fair values of long-term financial assets and financial liabilities (other non-current assets (long-term trade receivables and restricted cash) and liabilities) approximate their carrying amounts as they were measured based on the discounted future contractual cash flows;

(iii)

available-for-sale financial assets primarily consist of stocks, mutual funds, corporate and government bonds and convertible bonds.  Stocks and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. The fair value of convertible bonds are determined using valuation technique. Corporate and government bonds are stated at fair value by reference to prices of similar securities at the reporting date;

(iv)

the fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities of comparable maturities by the bankers of the Group, except for bonds which are based on market price.

The fair value estimates are inherently judgmental and involve various limitations, including:

a.	fair values presented do not take into consideration the effect of future currency fluctuations.
b.	estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

2.Financial risk management

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk, market price risk and interest rate risk), credit risk and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy on foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

37.   FINANCIAL RISK MANAGEMENT (continued)

2.  Financial risk management (continued)

Financial risk management is carried out by the Corporate Finance and Financial Policy unit under policies approved by the Board of Directors. The Corporate Finance and Financial Policy unit identifies, evaluates and hedges financial risks.

a. Foreign exchange risk

The Group is exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. dollars and Japanese yen. The Group’s exposures to other foreign exchange rates are not material.

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be partly offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

The following table presents the Group’s financial assets and financial liabilities exposure to foreign currency risk:

	2017		2016
	U.S. dollar (in billions)	Japanese yen (in billions)	U.S. dollar (in billions)	Japanese yen (in billions)
Financial assets	0.26	0.01	0.32	0.01
Financial liabilities	(0.31)	(5.41)	(0.27)	(6.17)
Net exposure	0.05	(5.40)	0.05	(6.16)

Sensitivity analysis

A strengthening of the U.S. dollar and Japanese yen, as indicated below, against the Rupiah at December 31, 2017 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2017
U.S. dollar (1% strengthening)	(6)
Japanese yen (5% strengthening)	(33)

A weakening of the U.S.dollar and Japanese yen against the rupiah at December 31, 2017 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

b. Market price risk

The Group is exposed to changes in debt and equity market prices related to available-for-sale investments carried at fair value. Gains and losses arising from changes in the fair value of available-for-sale investments are recognized in equity.

The performance of the Group’s available-for-sale investments is monitored periodically, together with a regular assessment of their relevance to the Group’s long-term strategic plans.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

37.   FINANCIAL RISK MANAGEMENT (continued)

2. Financial risk management (continued)

b. Market price risk (continued)

As of December 31, 2017, management considered the price risk for the Group’s available-for-sale investments to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

c. Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 15 and 16). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	2017	2016
Fixed rate borrowings	(14,204)	(16,383)
Variable rate borrowings	(21,267)	(15,416)

Sensitivity analysis for variable rate borrowings

As of December 31, 2017, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss byRp53 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

d.	Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	2017	2016
Cash and cash equivalents	25,145	29,767
Other current financial assets	2,173	1,471
Trade and other receivable, net	9,564	7,900
Advances and other non-current assets	183	210
Total	37,065	39,348

The Group is exposed to credit risk primarily from cash and cash equivalents and trade and other receivables. The credit risk is controlled by continuous monitoring of outstanding balance and collection.

Credit risk from balances with banks and financial institutions is managed by the Group’s Corporate Finance and Financial Policy Unit in accordance with the Group’s written policy. The Group placed the majority of its cash and cash equivalents in state-owned banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State. Therefore, it is intended to minimize financial loss through banks and financial institutions’ potential failure to make payments.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

37.   FINANCIAL RISK MANAGEMENT (continued)

2. Financial risk management (continued)

d.	Credit risk

The customer credit risk is managed by continuous monitoring of outstanding balances and collection.  Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds  5% of trade receivables as of December 31, 2017.

Management is confident in its ability to continue to control and sustain minimal exposure to the customer credit risk given that the Group has recognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

e.Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios, against debt covenant requirements.

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying amount	Contractual cash flows	2018	2019	2020	2021	2022 and thereafter
December 31, 2017
Trade and other payables	15,791	(15,791)	(15,791)	-	-	-	-
Accrued expenses	12,630	(12,630)	(12,630)	-	-	-	-
Interest bearing loans and other borrowings
Bank loans	20,293	(24,378)	(7,655)	(5,078)	(4,006)	(2,660)	(4,979)
Bonds and notes	8,982	(18,278)	(929)	(929)	(2,873)	(726)	(12,821)
Obligations under finance leases	3,804	(4,685)	(1,083)	(969)	(866)	(778)	(989)
Other borrowings	1,295	(1,759)	(220)	(303)	(285)	(266)	(685)
Two-step loans	1,098	(1,243)	(250)	(222)	(214)	(189)	(368)
Other liabilities	296	(355)	(17)	(34)	(34)	(135)	(135)
Total	64,189	(79,119)	(38,575)	(7,535)	(8,278)	(4,754)	(19,977)

	Carrying amount	Contractual cash flows	2017	2018	2019	2020	2021 and thereafter
December 31, 2016
Trade and other payables	13,690	(13,690)	(13,690)	-	-	-	-
Accrued expenses	11,283	(11,283)	(11,283)	-	-	-	-
Interest bearing loans and other borrowings
Bank loans	16,477	(20,421)	(5,875)	(5,635)	(2,883)	(2,565)	(3,463)
Bonds and notes	9,323	(19,670)	(969)	(967)	(1,187)	(3,000)	(13,547)
Obligations under finance leases	4,010	(5,160)	(987)	(892)	(816)	(771)	(1,694)
Two-step loans	1,292	(1,487)	(279)	(244)	(216)	(209)	(539)
Other borrowings	697	(1,007)	(60)	(118)	(164)	(153)	(512)
Total	56,772	(72,718)	(33,143)	(7,856)	(5,266)	(6,698)	(19,755)

The difference between the carrying amount and the contractual cash flows is interest value. The interest value of variable-rate borrowings are determined based on the interest rates effective as of reporting date.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

38.   CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	2017		2016
	Amount	Portion	Amount	Portion
Short-term debts	2,289	1.78%	911	0.78%
Long-term debts	33,183	25.89%	30,888	26.59%
Total debts	35,472	27.67%	31,799	27.37%
Equity attributable to owners of the parent company	92,713	72.33%	84,384	72.63%
Total	128,185	100%	116,183	100%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Group conducts debt valuation to assess possibilities of refinancing existing debts with new ones which have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Group will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio which is monitored by management to evaluate the Group’s capital structure and review the effectiveness of the Group’s debts. The Group monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings arrangements and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as of December 31, 2017 and 2016 is as follows:

	2017	2016
Total interest-bearing debts	35,472	31,799
Less: cash and cash equivalents	(25,145)	(29,767)
Net debts	10,327	2,032
Total equity attributable to owners of the parent company	92,713	84,384
Net debt-to-equity ratio	11.14%	2.41%

As stated in Notes 16, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders, For the years ended December 31, 2017 and 2016, the Group has complied with the externally imposed capital requirements.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

39.   SUPPLEMENTAL CASH FLOWS INFORMATION

The non-cash investing activities for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Acquisition of property and equipment:
Credited to trade payables	5,525	6,199
Non-monetary exchange	816	636
Credited to obligations under finance lease	518	368
Interest capitalization	328	188
Acquisition of intangible assets:
Credited to trade payables	846	41

40.   SUBSEQUENT EVENTS

1.

On January 30, 2018, the Company, through Metranet, entered into a conditional shares subscription agreement with Cellum Global Zrt. ("Cellum") through two stages. In the first phase, Metranet will enclose new shares amounting to USD4,000,000 (equivalent to 20.4% ownership) and second phase at USD2,000,000 so the ownership of Metranet will be equivalent to 30.4% ownership. Cellum is mobile payment and commerce services solutions provider. These new shares are expected to strengthen TIMES portfolio, particularly strengthening the Fin-Tech Telkom Group's business ecosystem.

2.	Up to the date of issuance of these consolidated financial statements, the Company and its subsidiaries have drawn down and entered into a credit facility agreement:
a.	On January 4, 2018 and February 13, 2018, GSD withdrew loans from 2017's facility agreement with BNI and Bank Mandiri amounting to Rp68 billion and Rp150 billion, respectively.
b.	On February 9, 2018, Telin entered into a credit facilities agreements with Bank of Tokyo Mitsubishi UFJ amounting to USD10 billion.
c.

On January 10, 2018, Telkomsel amended the overdraft agreement with Deutsche Bank, dated April 8, 2015, for total facilities up to Rp750 billion for the purpose of financing Telkomsel’s working capital.

d.

On February 26, 2018, Telkom Infra, Infomedia and the Company entered into several Joint Borrowing credit facilities agreements with Bank DBS amounting to Rp325 billion, Rp275 billion, and Rp50 billion, respectively.

e.	On February 26, 2018, the Company and Telin entered into several Joint Borrowing credit facilities agreements with Bank Mandiri amounting to Rp775 billion and Rp50 billion, respectively.
f.	On February 26, 2018, the Company entered into a Joint Borrowing credit facilities agreements with BNI amounting to Rp825 billion.
g.	On February 26, 2018, Telin entered into a special credit facilities agreements with Bank Mandiri amounting to Rp50 billion.
3.	On February 27, 2018, The Minister of Communications and Multimedia Malaysia (“MCM”) has issued approvals for foreign 70% ownership of TSGN, through licensing amendments.
4.

On February 28, 2018, Metra signed a Conditional Sales Purchase Agreement with shareholders of PT Swadharma Sarana Informatika (“Swadharma”) for 36.5% share ownership amounting to Rp219 billion and new share purchase through an increase of share capital valued at Rp178 billion so that ownership of Metra became 51%. Swadharma is a company engaged in the management of computer technology facilities, especially in the banking sector. These new investments are expected to strengthen the Company business portfolio.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

41. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The following tables set forth a reconciliation of the consolidated statement of financial position as of December 31, 2017 and consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2017, in each case between PSAK and IFRS.

	PSAK	RECONCILIATION	IFRS
ASSETS
CURRENT ASSETS
Cash and cash equivalents	25,145	-	25,145
Other current financial assets	2,173	-	2,173
Trade receivables - net of provision for impairment of receivables
Related parties	1,545	319	1,864
Third parties	7,677	(319)	7,358
Other receivables - net of provision for impairment of receivables	342	-	342
Inventories - net of provision for obsolescence	631	-	631
Assets held for sale	10	-	10
Prepaid taxes	1,947	-	1,947
Claim for tax refund	908	-	908
Other current assets	7,183	-	7,183
Total Current Assets	47,561	-	47,561
NON-CURRENT ASSETS
Long-term investments	2,148	-	2,148
Property and equipment - net of accumulated depreciation	130,171	(299)	129,872
Intangible assets - net of accumulated amortization	3,530	-	3,530
Deferred tax assets - net	2,804	-	2,804
Other non-current assets	12,270	-	12,270
Total Non-current Assets	150,923	(299)	150,624
TOTAL ASSETS	198,484	(299)	198,185

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

41. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

	PSAK	RECONCILIATION	IFRS
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables
Related parties	896	1,564	2,460
Third parties	14,678	(1,564)	13,114
Other payables	217	-	217
Taxes payable	2,790	-	2,790
Accrued expenses	12,630	-	12,630
Unearned income	5,427	-	5,427
Advances from customers	1,240	-	1,240
Short-term bank loans	2,289	-	2,289
Current maturities of long-term borrowings	5,209	-	5,209
Total Current Liabilities	45,376	-	45,376
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	933	-	933
Unearned income	524	-	524
Long service award provisions	758	-	758
Pension benefits and other post-employment benefits obligations	10,195	-	10,195
Long-term borrowings - net of current maturities	27,974	-	27,974
Other liabilities	594	-	594
Total Non-current Liabilities	40,978	-	40,978
TOTAL LIABILITIES	86,354	-	86,354
EQUITY
Capital stock	5,040	-	5,040
Additional paid-in capital	4,931	(478)	4,453
Treasury stock	(2,541)	-	(2,541)
Other equity	387	(157)	230
Retained earnings	84,896	389	85,285
Net equity attributable to:
Owners of the Parent Company	92,713	(246)	92,467
Non-controlling Interests	19,417	(53)	19,364
TOTAL EQUITY	112,130	(299)	111,831
TOTAL LIABILITIES AND EQUITY	198,484	(299)	198,185

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

41. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

	PSAK	RECONCILIATION	IFRS
REVENUES	128,256	-	128,256
Operation, maintenance and telecommunication service expenses	(36,603)	-	(36,603)
Depreciation and amortization expenses	(20,446)	(31)	(20,477)
Personnel expenses	(13,529)	-	(13,529)
Interconnection expenses	(2,987)	-	(2,987)
General and administrative expenses	(5,260)	-	(5,260)
Marketing expenses	(5,268)	-	(5,268)
Gain on foreign exchange - net	51	-	51
Other income	1,039	-	1,039
Other expenses	(1,320)	-	(1,320)
OPERATING PROFIT	43,933	(31)	43,902
Finance income	1,434	-	1,434
Finance costs	(2,769)	-	(2,769)
Share of profit of associated companies	61	-	61
PROFIT BEFORE INCOME TAX	42,659	(31)	42,628
INCOME TAX EXPENSE	(9,958)	-	(9,958)
PROFIT FOR THE YEAR	32,701	(31)	32,670
OTHER COMPREHENSIVE INCOME
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	24	-	24
Change in fair value of available-for-sale financial assets	20	-	20
Share of other comprehensive income of associated companies	(1)	-	(1)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Defined benefit plan actuarial (loss) gain - net	(2,375)	-	(2,375)
Other comprehensive income - net	(2,332)	-	(2,332)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	30,369	(31)	30,338
Profit for the year attributable to:
Owners of the parent company	22,145	(25)	22,120
Non-controlling interests	10,556	(6)	10,550
	32,701	(31)	32,670
Total comprehensive income for the year attributable to:
Owners of the parent company	19,952	(25)	19,927
Non-controlling interests	10,417	(6)	10,411
	30,369	(31)	30,338
BASIC AND DILUTED EARNINGS PER SHARE (in full amount)
Net income per share	223.55	(0.25)	223.30
Net income per ADS (100 Series B shares per ADS)	22,354.64	(25.24)	22,329.40

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

41. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

a.	Land rights

Under PSAK, land rights are recorded as part of property and equipment and are not amortized, unless there is indication that the extension or renewal of land rights is not expected to be or will not be received. Costs incurred to process the extension or renewal of land legal rights are recognized as intangible assets and amortized over the shorter of the term of the land rights or the economic life of the land.

Under IFRS, land rights are accounted for as finance lease and presented as part of property and equipment. Land rights are amortized over the lease term.

b.	Related party transactions

Under Bapepam-LK Regulation No. VIII.G.7 regarding the Presentation and Disclosures of Financial Statements of Issuers or Public Companies, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context is the Ministry of Finance or the Local Government, as the shareholder of the entity.

Under IFRS, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context refers to the Government of Indonesia, Government agencies and similar bodies whether local, national or international.